02052415

As Filed with the Securities and Exchange Commission on August 30, 2002 File No. 24-10009

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECOND AMENDMENT TO FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

THIRD STREET BANCSHARES, INC.
(Exact name of issuer as specified in its charter)

Ohio
(State or other jurisdiction of incorporation or organization)

115 Third Street
Marietta, Ohio 45750
(740) 373-9200
(Address and telephone number of registrant's principal executive offices)

James A. Meagle, Jr., President
Third Street Bancshares, Inc.
P.O. Box 755
115 Third Street
Marietta, Ohio 45750
(740) 373-9200
(Name, address and telephone number of agent for service)

Copy to:

Mark A. Peterson, Esq.
Shuler, Plank & Brahm
A Legal Professional Association
145 East Rich Street
Columbus, Ohio 43215
(614) 228-4546

6712 (Primary Standard Industrial Classification Code Number)	31-1600436 (I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

PART 1 - NOTIFICATION

ITEM 1. Significant Parties

(a) The names and business and residential addresses of the issuer's directors are as follows:

Director	Business Address	Residential Address
C. Fred Hunter, Jr.	1602 Glendale Road, #3 Marietta, Ohio 45750	1602 Glendale Road, #3 Marietta, Ohio 45750
Robert G. Kelly	130 Second Street Marietta, Ohio 45750	607 Wooster Street Marietta, Ohio 45750
James A. Meagle, Jr.	115 Third Street P.O. Box 755 Marietta, Ohio 45750	#5 Floral Circle Marietta, Ohio 45750
Richard A. Spindler	102 Highland Ave. Williamstown, W.V. 26187	309 Ohio Street Marietta, Ohio 45750
Dan S. Stephan, Jr.	P.O. Box 1199 Parkersburg, W.V. 26102-1199	81 Northwood Villa Estates Parkersburg, W.V. 26104
Neil R. Wynn	140 Wynnwood Drive Marietta, Ohio 45750	140 Wynnwood Drive Marietta, Ohio 45750

(b) The names of the issuer's officers and their business and residential addresses are as follows:

Officer	Business Address	Residential Address
James A. Meagle, Jr. President	115 Third Street P.O. Box 755 Marietta, Ohio 45750	#5 Floral Circle Marietta, Ohio 45750
Donn R. Schafer Treasurer, Chief Financial Officer	115 Third Street P.O. Box 755 Marietta, Ohio 45750	110 Arrow Drive Marietta, Ohio 45750
Carolyn A. Ewart Secretary	115 Third Street P.O. Box 755 Marietta, Ohio 45750	638 Fourth Street Marietta, Ohio 45750

(c) Not applicable.

(d) The names of record owners of 5 percent or more of any class of the issuer's equity securities and their business and residential addresses are as follows:

Shareholder	Business Address	Residential Address
Robert G. Kelly	130 Second Street Marietta, Ohio 45750	607 Wooster Street Marietta, Ohio 45750
Thomas G. Love	Route 3, Box 347 Marietta, Ohio 45750	Route 3, Box 347 Marietta, Ohio 45750
James A. Meagle, Jr.	115 Third Street P.O. Box 755 Marietta, Ohio 45750	#5 Floral Circle Marietta, Ohio 45750
Richard A. Spindler	102 Highland Ave. Williamstown, W.V. 26187	309 Ohio Street Marietta, Ohio 45750
Dan S. Stephan, Jr.	P.O. Box 1199 Parkersburg, W.V. 26102-1199	81 Northwood Villa Estates Parkersburg, W.V. 26104
Neil R. Wynn	140 Wynnwood Drive Marietta, Ohio 45750	140 Wynnwood Drive Marietta, Ohio 45750

(e) The names of beneficial owners of 5 percent or more of any class of the issuer's equity securities and their business and residential addresses are as follows:

Shareholder	Business Address	Residential Address
Robert G. Kelly	130 Second Street Marietta, Ohio 45750	607 Wooster Street Marietta, Ohio 45750
Thomas G. Love	Route 3, Box 347 Marietta, Ohio 45750	Route 3, Box 347 Marietta, Ohio 45750
James A. Meagle, Jr.	115 Third Street P.O. Box 755 Marietta, Ohio 45750	#5 Floral Circle Marietta, Ohio 45750
Richard A. Spindler	102 Highland Ave. Williamstown, W.V. 26187	309 Ohio Street Marietta, Ohio 45750
Dan S. Stephan, Jr.	P.O. Box 1199 Parkersburg, W.V. 26102-1199	81 Northwood Villa Estates Parkersburg, W.V. 26104
William C. Wigal	Route 5, Box 190-A Marietta, Ohio 45750	Route 5, Box 190-A Marietta, Ohio 45750
Neil R. Wynn	140 Wynnwood Drive Marietta, Ohio 45750	140 Wynnwood Drive Marietta, Ohio 45750

(f) The names and business and residential addresses of the promoters of the issuer are as follows:

Promoter	Business Address	Residential Address
C. Fred Hunter, Jr.	1602 Glendale Road, #3 Marietta, Ohio 45750	1602 Glendale Road, #3 Marietta, Ohio 45750
Robert G. Kelly	130 Second Street Marietta, Ohio 45750	607 Wooster Street Marietta, Ohio 45750
James A. Meagle, Jr.	115 Third Street P.O. Box 755 Marietta, Ohio 45750	#5 Floral Circle Marietta, Ohio 45750
Richard A. Spindler	102 Highland Ave. Williamstown, W.V. 26187	309 Ohio Street Marietta, Ohio 45750

Dan S. Stephan, Jr.	P.O. Box 1199 Parkersburg, W.V. 26102-1199	81 Northwood Villa Estates Parkersburg, W.V. 26104
William C. Wigal	Route 5, Box 190-A Marietta, Ohio 45750	Route 5, Box 190-A Marietta, Ohio 45750
Neil R. Wynn	140 Wynnwood Drive Marietta, Ohio 45750	140 Wynnwood Drive Marietta, Ohio 45750

(g) Affiliates of the issuer:

Settlers Bank
P.O. Box 755
115 Third Street
Marietta, Ohio 45750

(h) Counsel to the issuer with respect to the proposed offering:

Mark A. Peterson, Esq.
Shuler, Plank & Brahm
A Legal Professional Association
145 East Rich Street
Columbus, Ohio 43215

(i) Each underwriter with respect to the proposed offering:

Underwriter	Business Address
Community Banc Investments, Inc.	26 East Main Street New Concord, Ohio 43762

(j) The underwriter's directors:

Director	Business Address	Residential Address
Greig A. McDonald	P.O. Box 128 26 East Main Street New Concord, Ohio 43762	P.O. Box 128 26 East Main Street New Concord, Ohio 43762

(k) The underwriter's officers:

Officer	Business Address	Residential Address
Greig A. McDonald President and Treasurer	P.O. Box 128 26 East Main Street New Concord, Ohio 43762	P.O. Box 128 26 East Main Street New Concord, Ohio 43762
Michael D. West Secretary	P.O. Box 128 26 East Main Street New Concord, Ohio 43762	49821 High Street St. Clairsville, Ohio 43950

(l) Not applicable.

(m) Counsel to the underwriter:

H. Grant Stephenson, Esq.
Porter, Wright, Morris and Arthur
41 South High Street
Columbus, Ohio 43215

ITEM 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions of Rule 262.

(b) Not applicable.

ITEM 3. Affiliate Sales

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) Community Banc Investments, Inc. will be offering the securities in Ohio first to persons who are existing shareholders of the issuer, then to the public.

(b) The securities will also be offered by certain officers and directors of the issuer in West Virginia and will be offered first to persons who are existing shareholders of the issuer. If the maximum number of shares being offered hereby is not purchased by the issuer's existing shareholders, the securities may be offered to the public in West Virginia by the Company. Offers will be made primarily through direct mail but also through personal contact. The issuer may also advertise the issue in West Virginia as permitted under Rule 251(d)(1)(C), but has no present plan to do so. The securities will initially be offered primarily in Ohio (by the Underwriter) and in West Virginia (by the issuer). However, the issuer may make limited offers and sales in other states in which existing shareholders of the issuer reside to the extent exemptions from registration are available under such other states' securities laws.

The following individual officers and directors of the issuer may make offers and sales of the securities on behalf of the issuer in the State of West Virginia:

James A. Meagle, Jr.
Carolyn A. Ewart

The foregoing individuals will rely on the safe harbor from broker-dealer registration set forth in Rule 3a4-1 under the Securities Exchange Act of 1934.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a)(1) Third Street Bancshares, Inc.

(a)(2) 19,320 stock options of the issuer have been granted and are outstanding to date under The Third Street Bancshares, Inc. 1999 Stock Incentive Plan. To date, none of the outstanding stock options has been exercised.

(a)(3) All 19,320 options were granted by the issuer and remain outstanding to key employees and directors of the issuer and Settlers Bank. The options provide for an exercise price of $25 per share.

(a)(4) The names and identities of the persons to who such options were granted are as follows:

Name	Identity	Date	Amount
William C. Deem	Individual	7/99	200
		7/00	200
		7/01	200
		7/02	200
Carolyn A. Ewart	Individual	7/99	750
		7/00	750
		7/01	750
		7/02	750
Kristi G. Hager	Individual	1/01	200
		1/02	200
Steven C. Hall	Individual	7/99	1,000
		7/00	1,000
		7/01	1,000
		7/02	1,000
Martha K. Kellar	Individual	7/99	40
		7/00	40
		7/01	40

		7/02	40
James A. Meagle, Jr.	Individual	7/99	1,500
		7/00	1,500
		7/01	1,500
		7/02	1,500
Amy J. Morgan	Individual	7/99	20
		7/00	20
		7/01	20
		7/02	20
William F. O'Connor	Individual		
		11/00	200
		11/01	200
Donna L. Perine	Individual	7/99	850
		7/00	850
		7/01	850
		7/02	850
Donn R. Schafer	Individual	8/02	1,000
Charlene E. Ullman	Individual	7/99	20
		7/00	20
		7/01	20
		7/02	20

(b) None.

(c) The securities were offered and sold in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933, Regulation D and/or Rule 701 promulgated under Section 3(b) of the Securities Act of 1933. Each recipient of such securities was a key employee and/or director of the issuer and/or Settlers Bank, the issuer's wholly-owned subsidiary. Each recipient who was not an accredited investor at the time (as defined by Rule 501) was determined by the issuer to have such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment.

ITEM 6. Other Present or Proposed Offerings

None.

ITEM 7. Marketing Arrangements

(a) None.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

None.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

None.

ITEM 9. Use of a Solicitation of Interest Document

Not applicable.

PART II – OFFERING CIRCULAR

OFFERING STATEMENT
THIRD STREET BANCSHARES, INC.
50,000 Common Shares

This Offering Statement relates to the offering of 50,000 shares of the no par common stock of Third Street Bancshares, Inc., an Ohio corporation (the "Company"). See "SECURITIES BEING OFFERED." The Shares are being offered first to the approximately 254 persons who are existing shareholders of the Company and then to the public at a price of $30.00 per Share (the "Offering"). The Shares will be offered for sale (i) in the State of West Virginia by certain of the officers and directors of the Company who will not be paid a selling commission, and (ii) in the State of Ohio by Community Banc Investments, Inc. on a "best efforts" basis (Community Banc Investments, Inc. is hereinafter sometimes referred to as the "Underwriter").

The Company was incorporated on May 28, 1998. The principal business of the Company is operating an Ohio-chartered commercial bank named Settlers Bank (the "Bank"). The Bank is a wholly-owned subsidiary of the Company. The Bank is located in Marietta, Ohio and its deposits are insured by the Federal Deposit Insurance Corporation ("FDIC"). The executive offices of the Company are located at 115 Third Street, Marietta, Ohio 45750 and its telephone number is (740) 373-9200.

A minimum of 16,667 Shares must be sold in the Offering. The Company and the Underwriter will initially offer the Shares to existing shareholders of the Company. The initial exclusive offer to existing shareholders will expire on November 15, 2002. If the maximum number of Shares being offered hereby is not subscribed for by such shareholders by November 15, 2002, the remaining Shares will be offered to the public and the shareholders. If the minimum number of Shares is not sold by February 15, 2003, this Offering will be terminated, unless extended by the Company to no later than August 15, 2003. All Shares will be offered on a first come, first served basis. The minimum purchase for existing shareholders shall be 30 Shares or $900.00. The minimum purchase for new shareholders is 200 Shares or $6,000.00. The maximum purchase for existing shareholders is the number of Shares which, when added to such shareholder's current Shares, would result in the shareholder owning a total of 26,000 Shares in the aggregate. The maximum purchase for new shareholders is 26,000 Shares or $780,000.00. The Company will not accept subscriptions from more than 150 persons who are not shareholders of the Company as of the date of this Offering Statement.

Until the minimum number of Shares is sold, all funds received by the Company will be placed in escrow. If the minimum number of Shares is not sold, this Offering will be terminated, the sale of any Shares made pursuant hereto will be rescinded and the escrow agent will promptly return to each investor all funds received from such investor for the purchase of Shares, with interest. See "PLAN OF DISTRIBUTION".

There is currently no public market for the Company's Shares and there can be no assurance that a public market will develop for the Shares.

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THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OFFERED SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

THESE SECURITIES ARE NOT DEPOSITS. THESE SECURITIES ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY, AND ARE SUBJECT TO INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION NOR HAS THE FEDERAL DEPOSIT INSURANCE CORPORATION PASSED ON THE ADEQUACY OR ACCURACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

	Price To Public	Underwriting Commission[2]	Proceeds To Issuer[3]
Per Share	$30.00[1]	$1.50	$28.50
Total Minimum	$500,010.00	$25,000.50	$475,009.50
Total Maximum	$1,500,000.00	$75,000.00	$1,425,000.00

1. The offering price for the Shares has been arbitrarily determined by the Company and is not based on any objective criteria.

2. The 50,000 Shares being offered in this Offering will be offered for sale (i) in West Virginia by certain of the officers and directors of the Company who will not be paid a selling commission, and (ii) in Ohio by the Underwriter on a "best efforts" basis. The Underwriter will receive a cash commission equal to 5% of the gross proceeds from its sale of such Shares. The Underwriter may, pursuant to the Underwriting Agreement with the Company, engage the services of other underwriters in order to sell such Shares. In the event the services of such other underwriters are used, such other underwriters will receive a cash commission equal to 5% of the gross proceeds from their sales of such Share. None of the underwriters have any obligation to purchase any Shares. The Company has agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended. See "PLAN OF DISTRIBUTION."

3. Proceeds are determined before deducting expenses of the Company (other than selling commissions) related to this Offering anticipated to aggregate not more than $50,000. Such expenses are anticipated to include, but not be limited to, approximately $30,000 in legal fees, $10,000 in accounting fees, $2,500 in printing fees, $500 for postage and mailing fees, $1,750 for escrow services, and $5,250 for miscellaneous costs and expenses.

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This Offering will terminate on February 15, 2003 unless extended no later than August 15, 2003. See "THE OFFERING".

The proposed sale of Shares to the public will commence upon qualification of this Offering by the United States Securities and Exchange Commission.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN AFFORD TO SUSTAIN THE LOSS OF THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS."

THE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND ARE BEING OFFERED AND SOLD IN RELIANCE ON THE EXEMPTION FROM REGISTRATION PROVIDED BY SECTION 3(B) OF THE ACT AND REGULATION A OF THE SECURITIES AND EXCHANGE COMMISSION.

THE SHARES HAVE BEEN REGISTERED WITH THE OHIO DIVISION OF SECURITIES PURSUANT TO SECTION 1707.091 OF THE OHIO REVISED CODE AND WITH THE WEST VIRGINIA DIVISION OF SECURITIES PURSUANT TO SECTION 32-3-303 OF THE WEST VIRGINIA REVISED CODE. SUCH REGISTRATIONS SHOULD NOT BE CONSTRUED TO IMPLY ANY GUARANTY OR OBLIGATION AS TO THE SHARES ON THE PART OF THE STATE OF OHIO OR THE STATE OF WEST VIRGINIA. THE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES LAWS OF ANY OTHER STATE.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS OFFERING STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

THIS OFFERING STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON WHO HAS NOT EXECUTED, COMPLETED AND RETURNED A SUBSCRIPTION AGREEMENT AND A PURCHASER SUITABILITY QUESTIONNAIRE.

EACH PROSPECTIVE PURCHASER SHOULD CONSULT HIS OR HER OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING HIS OR HER INVESTMENT. PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS OFFERING STATEMENT OR ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM ANY REPRESENTATIVE OF THE COMPANY AS INVESTMENT, LEGAL OR TAX ADVICE.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION FOR COMMON SHARES SUBMITTED TO IT FOR ANY REASON, INCLUDING, BUT NOT LIMITED TO, ANY SUBSCRIPTION FOR WHICH THE ACCEPTANCE BY THE COMPANY OR SUBSEQUENT ISSUANCE OF SHARES PURSUANT THERETO WOULD, IN THE COMPANY'S OPINION, RESULT IN A VIOLATION OF LAW OR CHANGE IN VOTING CONTROL, REQUIRE REGULATORY APPROVAL, CAUSE THE COMPANY TO BECOME A REPORTING COMPANY, OR OTHERWISE NOT BE IN THE BEST INTEREST OF THE COMPANY.

TABLE OF CONTENTS

SUMMARY INFORMATION

The following summary is qualified in its entirety by the detailed financial and other information appearing elsewhere in this Offering Statement.

The Company

The principal business of the Company is operating an Ohio-chartered commercial bank named Settlers Bank (the "Bank"). The Bank is a wholly-owned subsidiary of the Company and its principal asset. The Bank and the main office of the Company are located at 115 Third Street, Marietta, Ohio 45750. The Company's telephone number is (740) 373-9200. See "DESCRIPTION OF BUSINESS".

Risk Factors

An investment in the Common Shares offered hereby is highly speculative, involves a high degree of risk and should be considered only by persons who can afford to sustain a total loss of their investment. A prospective investor should consider carefully the risk factors discussed below. See "RISK FACTORS".

Business

The Company operates as a bank holding company. Although wholly-owned by the Company, the Bank is an independent community bank offering a wide range of services. The Bank's strategy for attracting business depends on the efforts of its officers to provide personalized, focused service to the Bank's customers. Although the Bank does not differ significantly from other community banks with respect to services or pricing, it believes that it has a strategic advantage over its competitors due to the responsiveness and accessibility of the officers of the Bank. The Bank believes that by giving attention to detail at the most senior level it will attract small businesses and other customers who value such service. See "DESCRIPTION OF BUSINESS".

The Offering

The Company is offering up to 50,000 of its Common Shares, without par value (the "Shares"), at a price of $30.00 per Share. The purpose of the Offering is to raise capital to support the growth of the Bank and the Company. The 50,000 Shares being offered in this Offering will be offered for sale primarily (i) in the State of West Virginia by certain of the officers and directors of the Company who will not be paid a selling commission, and (ii) in the State of Ohio by the Underwriter on a "best efforts" basis. See "PLAN OF DISTRIBUTION".

The Company and the Underwriter will initially offer the Shares to the approximately 254 persons who are existing shareholders of the Company. Approximately 157 of such shareholders are residents of the State of Ohio, 63 are residents of the State of West Virginia, and the remainder of the shareholders are residents of approximately 15 other states. The initial exclusive offer to existing shareholders will expire on November 15, 2002. If the maximum number of Shares being offered hereby is not subscribed for by such shareholders by November 15, 2002, the remaining Shares will be offered to the public and the shareholders. All Shares will be offered on a first come, first served basis. Interested persons may contact the Escrow Agent (at the number listed below) or the Company at any time during the Offering to inquire about the actual number of Shares remaining available in the Offering. Funds received from investors in this Offering will be held in escrow at Park National Bank. Park National Bank is located at 50 North Third Street, Newark, Ohio 43058-3500 and their telephone number is (740)

349-3772. The Shares will initially be offered primarily to residents of the State of Ohio and the State of West Virginia, however, the Company may make limited offers and sales in the other states where existing shareholders of the Company reside to the extent exemptions from registration are available under such states securities laws. See "PLAN OF DISTRIBUTION".

Capital Stock Outstanding

Immediately prior to the issuance and sale of the Common Shares offered hereby, 228,000 Common Shares of the Company were issued and outstanding. In addition, the Company has granted, and there remains outstanding, stock options under the Company's 1999 Stock Incentive Plan which may be exercised into 19,320 Common Shares. To date, none of the outstanding stock options has been exercised. If all of the Shares being offered in this Offering are sold, 278,000 Common Shares will be issued and outstanding after this Offering; if only the minimum number of Shares is sold, 244,667 Common Shares will be issued and outstanding. See "PLAN OF DISTRIBUTION".

Use of Proceeds

The Company will utilize a portion of the net proceeds realized from the sale of the Shares in this Offering to pay-off certain indebtedness of the Company and will use all or a portion of the remaining net proceeds to provide additional capital for the Bank. See "USE OF PROCEEDS TO ISSUER".

Risk Factors

Purchase of Shares offered hereby involves certain risks of which each prospective investor should be aware. See "RISK FACTORS".

RISK FACTORS

An investment in the Shares offered hereby is highly speculative, involves a high degree of risk and should be considered only by persons who can afford to sustain the total loss of their investment. A prospective investor should consider carefully the risk factors discussed below.

Limited Operating History

Since the Company was incorporated on May 28, 1998 and the Bank has only been operating since July 26, 1999, a prospective investor does not have access to the same type of information in evaluating an investment in the Company as would be available to a prospective purchaser of securities of a financial institution with a longer history of operations. Although the Company realized an operating profit of $247,752 for the twelve (12) month period ending December 31, 2001, and realized an operating profit of $92,849 for the six (6) month period ending June 30, 2002, the Company incurred an operating loss of ($727,196) for calendar year 1999 and an operating loss of ($597,243) for calendar year 2000. There can be no assurance that the Company will continue to generate operating profits.

Unpredictable Changes in Government Regulation and Ability to Comply

Federal and state laws and regulations impose extensive restrictions on bank holding companies and state-chartered banks which affect the operations of the Company and the Bank. The Company and the Bank are required to maintain certain ratios of primary and total capital to total assets. The Bank is also subject to state and federal regulations as to required reserves, limitations on the nature and amount of loans, approval of mergers and acquisitions, payment of dividends, and other aspects of banking operations. Changes in applicable laws or regulations could affect the amount and size of loans the Bank is permitted to make, the amount of new deposits the Bank is able to accept, the permitted growth rate of the Bank, the Bank's and the Company's ability to pay dividends and other aspects of banking operations which would directly impact profitability.

Unpredictable Economic Conditions

The results of operations for the Company and the Bank may be materially and adversely affected by changes in economic conditions, including declines in real estate market values, changes in interest rates and the monetary and fiscal policies of the federal government. The Company's and the Bank's profitability will be in part a function of the spread between the interest rates earned on investments and loans and the interest rates paid on deposits and other interest-bearing liabilities. As a result, an increase or decrease in interest rates could have a negative effect on the Bank's and the Company's net income, capital and liquidity. See "SUPERVISION AND REGULATION".

Dependence on Key Individuals

The successful operation of the Bank and, therefore, the profitability of the Company, will depend upon retaining the services of James A. Meagle, Jr. as an executive officer of the Company and the Bank. The Company has purchased a $2,300,000 "key person" life insurance policy on James A. Meagle, Jr. Neither the Company nor the Bank has employment agreements with any of its officers or employees and neither the Company nor the Bank maintains "key person" life insurance on any of its officers or directors except for the Company's aforementioned life insurance policy on James A. Meagle, Jr. See "DESCRIPTION OF BUSINESS--EMPLOYEES".

Potential for Assessment of Bank Shares

Under banking laws of the State of Ohio, the common stock of the Bank is subject to assessment if the Bank's capital becomes impaired from losses or other causes and the Ohio Division of Financial Institutions orders such assessment. The Shares of the Company however are not directly assessable by the Division. If the common stock of the Bank is assessed and the Company is required to invest more funds in the Bank, the Company may not have the funds available to do so and may need to acquire additional funds for that purpose from its shareholders, equity markets or through loans, which funds may not be available at that point in time. In such event, the common stock of the Bank could be ordered sold by the Ohio Division of Financial Institutions and the value of the Shares would likely be adversely affected. See "SUPERVISION AND REGULATION".

Competition in Market Area

The banking business is highly competitive and there is no assurance that the Bank will be able to compete successfully in its primary service area. The Bank is a small state bank with limited legal lending authority, limited operations and limited ability to obtain funds. These factors could adversely impact its profitability. The Bank's primary service area contains many larger, established banks with significantly greater facilities and resources than those available to the Bank. Banks from other states also are permitted to compete in Ohio. Other competition will come from savings and loan associations, thrift associations, credit unions, finance companies, brokerage institutions, money market funds and other financial institutions. These and other institutions will compete with the Bank in efforts to obtain new deposits and make loans, in the scope and type of services offered, in interest rates paid on deposits and charges for loans and in other aspects of commercial banking. See "DESCRIPTION OF BUSINESS".

No Dividends in the Immediate Future

The Company has paid no dividends to date and does not intend to pay dividends in the immediate future. The principal source of revenue to the Company is dividends received from the Bank. There can be no assurance that the Bank will ever pay dividends to the Company. Any dividends declared or paid by the Company will be subject to the discretion of its Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements and general business conditions. Payment of dividends by the Bank is also subject to restrictions set forth in federal and state banking laws, including a prohibition against dividends being paid by a bank during its first three years of operations. The Company will review its dividend policy periodically. See "DESCRIPTION OF BUSINESS—Dividend Policy" and "SUPERVISION AND REGULATION".

Dilution

Current shareholders of the Company will suffer a dilution in their percentage interest in the outstanding Shares of the Company to the extent that they do not purchase sufficient Shares in this Offering to maintain their proportionate interest in the equity of the Company. This dilution will impact each shareholder's voting rights and the amount of distributions, if any, received by the shareholder from the Company. Additionally, purchasers in this Offering will experience an immediate dilution of their equity interest in the Company's Shares. See "DILUTION".

Voting Rights and Lack of Control

Shareholders have no cumulative voting rights, thus permitting a majority of a quorum in the voting power in the election of directors to elect every director and precluding a minority of the voting power in the election of directors from electing any director. See "SECURITIES BEING OFFERED".

The directors and officers of the Company, immediately prior to completion of this Offering, beneficially own 96,836 Shares of the Company. The directors and officers of the Bank, immediately prior to completion of this Offering, beneficially own 112,186 Shares of the Company. The officers and directors of the Company and the Bank have indicated that they intend to purchase a total of 7,370 and 8,670 Shares in this Offering, respectively. The Company has issued options to certain of the officers and directors of the Company and the Bank, which remain outstanding, to purchase up to 19,320 Shares of the Company. Assuming that none of such outstanding options are exercised, and that the directors and officers of the Company and the Bank purchase a total of 7,370 and 8,670 additional Shares, respectively, in this Offering, the directors and officers of the Company as a group will control approximately 37.48% of the voting power if the maximum number of Shares is sold and approximately 42.59% of the voting power if only the minimum number of Shares is sold. The directors and officers of the Bank as a group will control approximately 43.47% of the voting power of the Company if the maximum number of Shares is sold and approximately 49.40% of the voting power if only the minimum number of Shares is sold. The officers and directors of the Company and the Bank may purchase additional Shares in this Offering which would further increase their voting control. See "PLAN OF DISTRIBUTION" and "SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS".

Any additional stock awards or the exercise of any options for the purchase of shares granted or which may be granted to key employees, officers and/or directors pursuant to the Third Street Bancshares, Inc. 1999 Stock Incentive Plan, which the Company adopted on July 27, 1998, may further increase the percentage of voting power of management. See "REMUNERATION OF DIRECTORS AND OFFICERS—Stock Plan".

Risk of Loan Default

The Company has secured a $500,000 line of credit with Citizens First Bank in West Virginia. The outstanding balance of the line of credit is due on March 31, 2003 and the Company has granted to Citizens First Bank a security interest in all of the outstanding shares of the Bank owned by the Company. In the event the Company does not sell the minimum number of Shares in this Offering and does not have funds available to repay such line of credit when due, or in the event the Company is not able to obtain an extension of such maturity date or refinance such line of credit with a different lender, the Company will be in default of its obligations to Citizens First Bank. In such event, the lender may foreclose on its security interest and force the Company to sell all of its shares of the Bank. See "USE OF PROCEEDS TO ISSUER."

Anti-Takeover Provisions Could Affect Change in Control

The Company's Articles of Incorporation and Code of Regulations include certain provisions, the effect of which may be to inhibit a change of control of the Company. The Company's Articles of Incorporation and Code of Regulations provide for staggered terms for members of the Company's Board of Directors and require an affirmative vote of the holders of three-quarters (3/4) of the issued and outstanding common shares of the Company for any merger or consolidation of the Company and for the sale of substantially all of the assets of the Company. In addition, Ohio law requires shareholder approval and approval of the Ohio Division of Financial Institutions of the acquisition of certain levels of voting power of the Company. The Bank Holding Company Act of 1956 requires the approval of the Federal Reserve Board of the acquisition of certain levels of voting power of the Company as well. See "SECURITIES BEING OFFERED" and "DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES" and "SUPERVISION AND REGULATION".

Absence of Public Market

There presently is no public market for the Shares and it is not expected that one will develop in the future. Accordingly, purchasers of Shares should be prepared to hold their investment indefinitely. The Shares have not been registered under the Securities Act of 1933, as amended, or the securities laws of any state other than Ohio and West Virginia.

Arbitrary Offering Price

The offering price of the Shares has been arbitrarily determined by the Company and does not necessarily bear any relationship to the assets, earnings or book value of the Company. Accordingly, the offering price should not be considered an indication of the actual value of the Shares. Such value is subject to change as a result of activities of the Company, market conditions and other of factors, and there can be no assurance that the Shares can be resold at the offering price.

No Preemptive Rights

Purchasers of the Shares offered hereby will not have preemptive rights to acquire other or additional Shares which may, from time to time, be issued by the Company. The lack of such right could cause a dilution in the ownership percentage of any shareholder in the event of a subsequent issuance of any additional shares of capital stock by the Company. See "SECURITIES BEING OFFERED".

Dependence on Local Economy

The success of the Company and the Bank is largely dependent on the general economic conditions of its primary service area which is the City of Marietta, Ohio and the surrounding area. Any factors which adversely affect the economy of the Bank's primary service area could adversely affect the total amount of deposits maintained by customers at the Bank thereby affecting the amount of loans the Bank is able to make and the amount of interest revenue the Bank receives. A downturn in the economy may also lead to a higher rate of defaults on loans made by the Bank.

Loan Concentration

The Bank's loan portfolio is concentrated in real estate loans and commercial lending. "Loan Concentrations" are categories of loans that exceed 25% of the Bank's capital structure and loan loss allowance. Although the Company does not believe that the loan concentrations currently pose an undue risk, the concentration in these areas could present risk in the event a downturn in the local economy, declines in the real estate market or other circumstances lead to an increase in loan defaults in either of these categories of loans. Excessive defaults in such loan categories would have a material negative impact on the Bank's profitability.

DILUTION

As of June 30, 2002, the Company's and the Bank's consolidated net tangible book value was $4,635,700.00 or approximately $20.33 per Share. "Net tangible book value" per Share represents the amount of total tangible assets less total liabilities of the Company and the Bank, on a consolidated basis, divided by the total number of Shares outstanding. After giving effect to the receipt of the estimated net proceeds from the sale of Shares offered hereby, the pro forma net tangible book value as of June 30, 2002 would have been approximately $5,110,709.50 or $20.89 per Share if the minimum number of Shares is sold, and $6,060,700.00 or $21.80 per Share if the maximum is sold. This represents an immediate increase in such pro forma net tangible book value to the existing shareholders of $0.56 per Share if the minimum number of Shares is sold and $1.47 per Share if the maximum number of Shares is sold and an immediate dilution to new investors of $9.11 per Share if the minimum number of Shares is sold and $8.20 per Share if the maximum is sold. The following table approximately illustrates this per Share dilution:

	Minimum	Maximum
Offering price per Share	$30.00	$30.00
Net tangible book value per share before the Offering	$20.33	$20.33
Increase per share attributable to purchasers in the Offering	$0.56	$1.47
Pro forma net tangible book value per share after the Offering	$20.89	$21.80
Dilution per share to purchasers	$9.11	$8.20
Dilution as Percentage of Offering Price	30.37%	27.33%

The following table summarizes, on the pro forma basis set forth above, as of June 30, 2002, the relative investment of the existing shareholders and the purchasers of Shares in this Offering:

	Number of Common Shares		Total Consideration		Average Price Per
	Amount	Percent	Amount	Percent	Common Share
Maximum					
Existing Shareholders	228,000	82.01%	$5,700,000	79.17%	$25.00
Purchasers in this Offering	50,000	17.99%	$1,500,000	20.83%	$30.00
Minimum					
Existing Shareholders	228,000	93.19%	$5,700,000	91.94%	$25.00
Purchasers in this Offering	16,667	6.81%	$500,010	8.06%	$30.00

The above computations do not include 19,320 Shares which may be issued upon the exercise of stock options previously granted or any Shares for options which may be granted in the future pursuant to the Company's 1999 Stock Incentive Plan. See "DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES".

PLAN OF DISTRIBUTION

The Company is offering 50,000 Shares, without par value, at $30.00 per Share.

A minimum of 16,667 Shares must be sold in this Offering.

The Company will initially offer the Shares to the approximately 254 persons who are existing shareholders of the Company. Approximately 157 of such shareholders are residents of the State of Ohio, 63 are residents of the State of West Virginia, and the balance of the shareholders are residents of approximately 15 other states. The initial exclusive offer to existing shareholders will expire on November 15, 2002. If the maximum number of Shares being offered hereby is not subscribed for by such shareholders by November 15, 2002, the remaining Shares will be offered to the public and the shareholders. All Shares will be offered on a first come, first served basis. The minimum purchase for existing shareholders shall be 30 Shares or $900.00. The minimum purchase for new shareholders is 200 Shares or $6,000.00. The maximum purchase for existing shareholders is the number of Shares which, when added to such shareholder's current Shares, would result in the shareholder owning a total of 26,000 Shares in the aggregate. The maximum purchase for new shareholders is 26,000 Shares or $780,000.00. The Company will not accept subscriptions from more than 150 persons who are not shareholders of the Company as of the date of this Offering Statement. The Company reserves the right to change any of the foregoing offer dates, as they relate to exclusive offers to existing shareholders, and/or minimum or maximum purchase limitations for existing shareholders and new shareholders at any time without notice. The Company may not change the minimum number of Shares which must be sold in the Offering, or extend the date by which such minimum number of Shares must be sold by beyond August 15, 2003, without first filing a post-qualification amendment with the Securities and Exchange Commission and obtaining approval thereof. Interested persons may contact the Escrow Agent (at the number listed below) or the Company at any time during the Offering to inquire about the actual number of Shares remaining available in the Offering.

Until at least 16,667 Shares are sold in this Offering, all funds received by the Company for the purchase of Shares will be placed in escrow. The escrow agent will be Park National Bank, 50 North Third Street, Newark, Ohio 43058-3500. The escrow agent's telephone number is (740) 349-3772. If the minimum number of Shares is not sold by February 15, 2003, this Offering will be terminated, unless extended by the Company to no later than August 15, 2003. In the event this Offering is terminated because the minimum number of Shares is not sold, or for any other reason, the sale of any Shares made because the minimum number of Shares is not sold, or for any other reason, the sale of any Shares made pursuant hereto will be rescinded and the escrow agent will promptly return to each investor the funds received from such investor for the purchase of Shares, with interest.

Pursuant to the Escrow Agreement between the Company and the escrow agent, the escrow agent is entitled to receive for its escrow services a fee from the Company in the amount of $1,750.00. In the event the Company fails to sell the minimum amount of Shares being offered in this Offering, the escrow agent shall be entitled to receive an additional fee from the Company equal to $500.00 plus an amount equal to $10.00 for each purchaser who submitted funds for the purchase of Shares.

The Shares will initially be offered primarily to residents of the State of Ohio and the State of West Virginia, however, the Company, through certain of its officers and directors, may make limited offers and sales in the other states where its existing shareholders reside to the extent exemptions from registration are available under such states securities laws. Such other states where existing shareholders reside and where limited offers and sales of securities may occur if exemptions from registration are available are California, Connecticut, Florida, Illinois, Iowa, Kansas, Kentucky, Maryland, New York, Oklahoma, South Carolina, Texas, Utah and Virginia.

The Shares have not been registered under the Securities Act of 1933, as amended (the "Act"), and are being offered and sold in reliance on Section 3(b) of the Act and Regulation A as promulgated by the Securities and Exchange Commission.

The Shares are being offered for sale on behalf of the Company (i) in the State of West Virginia by certain of the officers and directors of the Company, and (ii) in the State of Ohio by Community Banc Investments, Inc., an independent broker/dealer, on a "best efforts" basis (Community Banc Investments, Inc. is hereinafter sometimes referred to as the "Underwriter"). The underwriter is only permitted to offer and sell the Shares to residents of Ohio, regardless of whether such persons are existing shareholders of the Company or the general public. In the event limited offers and sales are made to existing shareholders in states other than Ohio and West Virginia, certain of the officers and directors of the Company will make such offers and sales only to the extent that exemptions from registration are available in such other states. Offers for sale of the Shares may only be made by means of this Offering Statement. The officers and directors of the Company will not receive a selling commission for their efforts in selling Shares in this Offering. The Underwriter will receive a cash commission equal to 5% of the gross proceeds from its sale of Shares in this Offering. The Underwriter may, pursuant to the Underwriting Agreement with the Company, engage the services of other underwriters in order to sell the Shares. In the event the services of such other underwriters are used, such other underwriters will receive a cash commission equal to 5% of the gross proceeds from their sales of such Shares.

The following individual officers and directors of the Company may make offers and sales of the securities on behalf of the Company in the State of West Virginia:

James A. Meagle, Jr.
Carolyn A. Ewart

The foregoing individuals will not be compensated in connection with such offers and sales, either directly or indirectly on transactions in such securities, are not subject to any statutory disqualifications, are not associated with a broker or dealer and meet each of the statutory safe-harbor provisions from broker-dealer registration set forth in Rule 3a4-1 under the Securities Exchange Act of 1934.

If the Underwriter sells all of the Shares in this Offering, the total underwriting commissions will be $75,000.00. In the event that the Underwriter sells the minimum number of Shares being offered in this Offering, the total underwriting commissions will be $25,000.50. The underwriter has no obligation to purchase any Shares in this Offering. The Company has agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

No Shares may be offered or sold in any state or jurisdiction where the offer or sale of the Shares may not, in the opinion of legal counsel to the Company, be lawfully made.

The Company is authorized by its Articles of Incorporation to issue up to 500,000 Shares. On the date hereof, 228,000 Shares are issued and outstanding. If all the Shares offered hereby are sold, 278,000 Shares will be issued and outstanding after this Offering. If only 16,667 Shares are sold, the minimum amount which must be sold in this Offering, 244,667 Shares will be issued and outstanding after this Offering. The foregoing assumes that none of the Company's outstanding options to purchase up to 19,320 shares of the Company's common stock are exercised.

There is presently no public market for the Shares and it is not expected that one will develop in the future.

The price at which the Shares are being offered to the public has been determined arbitrarily by the Company and is not based upon the Company's assets, book value, net worth or any other recognized criterion of value.

The 228,000 Common Shares which are outstanding immediately prior to the completion of this Offering were issued pursuant to sales which in the opinion of the Company were exempt from registration under federal and state securities laws.

Of the 228,000 Common Shares which were outstanding immediately prior to the completion of this Offering, 28,000 of such Common Shares were issued to the founding shareholders of the Company in connection with the initial incorporation of the Company. Such founding shareholders who were not accredited investors at the time were determined by the Company to have such knowledge and experience in financial and business matters that such persons were capable of evaluating the merits and risks of such investment. Such Common Shares were sld for a price of $25.00 per Share and were offered and sold in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder. The remaining 200,000 Common Shares were offered and sold in connection with the initial capitalization of the Bank. Such Shares were sold for a price of $25.00 per Share and were offered and sold in reliance on the exemption from registration provided by Section 3(B) of the Securities Act of 1933 and Regulation A promulgated thereunder.

PURCHASER SUITABILITY

Each prospective purchaser should realize that there presently exists no exchange or national market for the Company's Shares and there is no assurance any public market will develop for the resale of the Shares. In addition, because of the various risk factors and the lack of liquidity, each prospective purchaser should be of sufficient financial means to assume the risks inherent in the purchase of the Shares and must evaluate whether such investment is suitable based upon such purchaser's investment objectives, financial situation and needs. Prospective purchasers should carefully consider all of the risks relating to an investment in the Shares, including, but not limited to, the risk factors discussed above and should consult their own legal, tax and financial advisors.

AVAILABLE INFORMATION

On or about October 15, 1998, the Company filed with the Ohio Division of Financial Institutions (the "Division") an Application for Authorization to Organize a New State-Chartered Bank (the "State Application") to be named Settlers Bank (the "Bank"). The Bank applied with the Federal Deposit Insurance Corporation ("FDIC") for federal deposit insurance coverage of its deposits on or about October 15, 1998 (the "FDIC Application"). The Company submitted an application to the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") for permission to become a bank holding company by acquiring all the voting stock of the Bank on or about October 12, 1998 (the "Federal Reserve Board Application"). The State Application, Federal Reserve Board Application and the FDIC Application contain certain information which is not set forth in this Offering Statement. On July 20, 1999, the Bank obtained a Certificate of Authority from the Division. On July 19, 1999, the FDIC Application and the Federal Reserve Board Application were approved authorizing the Bank to commence business as a subsidiary of the Company.

The State Application is available for public inspection at the offices of the Ohio Department of Commerce, Division of Financial Institutions, 77 South High Street, 21st Floor, Columbus, Ohio 43215-6120. The FDIC Application is available for public inspection at the regional offices of the FDIC, 500 West Monroe Street, Suite 3500, Chicago, Illinois 60661. The Federal Reserve Board Application is available for public inspection at the offices of the Federal Reserve Bank of Cleveland, 1455 East Sixth Street, Cleveland, Ohio 44101.

The Company has filed with the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, a Regulation A Offering Statement on Form 1-A (together with any amendments, the "Form 1-A") under the Securities Act of 1933, as amended, with respect to the securities being offered hereby. This Offering Statement, which is part of the Form 1-A, does not contain all of the information set forth in the Form 1-A and its exhibits. For further information with respect to the Company and the Shares, reference is made to the Form 1-A and the exhibits filed therewith, which may be examined, or copies obtained, from the Commission at the address set forth above. Any statements contained in this Offering Statement concerning the provisions of any document are not necessarily complete, and in each instance, reference is made to the copy of such document filed as an exhibit to the Form 1-A or otherwise filed with the Commission, FDIC, Federal Reserve Board or Division. Each such statement is qualified in its entirety by such reference.

USE OF PROCEEDS TO ISSUER

The net proceeds from the sale of the Shares, estimated to be $1,425,000.00 if all the Shares offered hereby are sold and $475,009.50 if only the minimum number of Shares is sold (in each case before deducting expenses payable by the Company, estimated at $50,000), will be used to pay-off certain indebtedness of the Company and to provide additional capitalization for the Bank to support loans, investments and other banking activities.

	Minimum	Maximum
Net Proceeds from Offering	$475,009.50	$1,425,000.00
Less: Estimated Offering Expenses	50,000.00	50,000.00
Net Proceeds from Offering	$425,009.50	$1,375,000.00

Anticipated Use of Net Proceeds:		
Pay-off Line of Credit	$425,009.50	$500,000.00
Capital Contribution to Bank	$-0-	$875,000.00

The Federal Reserve Board, Division and FDIC require banks and bank holding companies to maintain minimum capital ratios. On November 28, 2001, the Company secured a $600,000 line of credit with Citizens First Bank, a West Virginia banking corporation, to enable the Company to contribute additional capital to the Bank in order to meet such capital ratio requirements. On August 6, 2002, the Company reduced and refinanced such line of credit with a $500,000 line of credit. As of the date of this Offering, the outstanding principal balance on the line of credit is $500,000. The promissory note evidencing such line of credit requires quarterly payments of interest only beginning on September 30, 2002 and the outstanding principal balance is due on March 31, 2003. The note provides for variable interest and the current rate of interest is 5.5% per annum. The obligations of the Company under the note are secured by a security interest in 165 of stock of the Bank currently owned by the Company. The Company intends to use $500,000 of the net proceeds of this Offering to pay-off the line of credit in full. In the event the minimum number of Shares is not sold by March 31, 2003, the Company will seek to extend the maturity of the note and/or seek to refinance the note with another lender.

Should the Bank continue to grow and its deposits continue to increase, the Company may be required by the regulatory authorities to contribute additional capital to the Bank to support such growth. Based upon the current growth-rate of the Bank, the Company anticipates that the balance of the proceeds from the Offering after payment of the Company's outstanding balance on its line of credit with Citizens First Bank will be used to provide additional capital to the Bank. In the event all of such net proceeds are not immediately needed for additional Bank capital, the Company will retain such proceeds for future contributions to the capital of the Bank.

Based on the projected growth of deposits and assets at the Bank, Tier 1 capital ratios imposed by the bank regulatory authorities, and the Company's budget, the Company believes that the net proceeds of this Offering will be sufficient to satisfy the Bank's capital requirements until at least December 31, 2008. There can be no assurance, however, that the Bank will not require additional capital in the future.

The Company and the Bank reserve the right to change the anticipated use of proceeds from the sale of the Shares in the event changes are necessary to comply with regulatory requirements. In such event, the Company and the Bank will limit the use of such proceeds to activities which banks and bank holding companies are permitted to engage in under federal and state banking laws.

DESCRIPTION OF BUSINESS

Formation

The Company was incorporated on May 28, 1998, as an Ohio corporation, for the purpose of becoming a bank holding company and forming a commercial bank with an Ohio charter. On or about October 15, 1998, the Bank filed with the Ohio Division of Financial Institutions (the "Division") an Application for Authorization to Organize a New State-Chartered Bank (the "State Application"). The Bank applied with the Federal Deposit Insurance Corporation for federal insurance coverage of its deposits on or about October 15, 1998 (the "FDIC Application"). The Company filed an application with the Board of Governors of the Federal Reserve System for permission to become a bank holding company by acquiring all the voting stock of the Bank on or about October 12, 1998 (the "Federal Reserve Board Application"). On July 20, 1999 the Bank obtained a Certificate of Authority from the Division. On July 19, 1999, the FDIC Application and the Federal Reserve Board Application were approved authorizing the Bank to commence business as a subsidiary of the Company. See "SUPERVISION AND REGULATION". The Company purchased the shares of Settlers Bank (the "Bank") on June 12, 1999 and began operating the Bank on July 26, 1999. The Company purchased the shares of the Bank by contributing $5,100,000 to the capital of the Bank.

Business

The principal business of the Company is the ownership and operation of the Bank, which is a wholly-owned subsidiary of the Company and its principal asset. The Company is a bank holding company with consolidated total assets of approximately $50,213,156 at June 30, 2002. In the future, the Company may acquire or organize other financial institutions with state or federal charters, however the Company has no pending, contemplated or anticipated acquisition plans. The Company may also in the future engage in other activities permitted under the Bank Holding Company Act of 1956, as amended, although it does not have any present plans to do so. The Bank and the main office of the Company are located at 115 Third Street, Marietta, Ohio 45750. The Company's telephone number is (740) 373-9200.

The Bank

Although wholly-owned by the Company, the Bank is an independent community bank. As a community bank, the Bank primarily serves individuals and small and medium-sized businesses located in Marietta, Ohio and the surrounding community. The Bank provides a full range of retail banking services, including (i) the acceptance of demand, savings and time deposits, (ii) the making of loans to consumers, businesses and other institutions, (iii) the investment of excess funds in the purchase of federal funds, U.S. government and agency obligations, and state, county and municipal bonds, and (iv) other miscellaneous financial services usually handled for customers by commercial banks. The Bank offers its customers deposit services that are typically available in most financial institutions, including checking accounts, savings accounts and other time deposits of various types, ranging from money market accounts to longer term certificates of deposit. The transaction accounts and time certificates are tailored to the principal market area at rates competitive in the area. In addition, retirement accounts such as IRAs (Individual Retirement Accounts) are available. The Bank's deposits are attracted primarily from individuals, merchants, small and medium-sized businesses, and professionals. All deposit accounts are insured by the FDIC up to the maximum amount. At June 30, 2002, the Bank had total deposits of $43,980,979.

The principal sources of the Bank's revenues are: (i) interest and fees on loans, (ii) deposit service charges, (iii) federal funds sold (funds loaned on a short-term basis to other banks), and (iv) interest on investments (principally government securities). The Bank's lending activity consists of short-to-medium-term commercial and consumer loans, including operating loans and lines, mortgage loans, home equity loans, equipment loans, automobile loans, recreational vehicle and truck loans, personal loans or lines of credit, home improvement and rehabilitation loans. The Bank also offers safe deposit boxes, direct deposit of payroll and social security checks, automated teller machine access, debit cards, automatic draft for various accounts and internet banking. The Bank has a night depository and an automated teller machine as well as drive-up services.

The Bank may open branch offices, however neither the Company nor the Bank has any plans to do so in the next 12 months. The Bank's ability to add other branches will depend upon its profitability, upon the ability of the Company to provide funding and upon obtaining regulatory approvals.

Changes in governmental monetary policy and other economic trends may affect the ability of the Bank to attract deposits and make loans and may also affect the demand for mortgage and other loans, and, accordingly, the operating results of the Bank. The Company is unable to predict the nature or extent which the Company has no control, such as unemployment and inflation. The success of the Bank depends in significant part upon its ability to match its sources and uses of funds so as to create a favorable net interest spread. Given the volatility of interest rates, it is possible that in the future the interest income earned by the Bank on loans and investments will be less than the interest paid by it on deposits and borrowings. While the Company will seek to manage this risk in a way that is advantageous to its shareholders, there is no assurance that it will succeed.

The Company and the Bank have compiled data concerning the Company and the Bank pursuant to the provisions of Industry Guide 3, Statistical Disclosure by Bank Holding Companies, promulgated under the Securities Act of 1933, as amended. Such information is presented in tabular form on pages G-1 through G-13 immediately following the Company's and the Bank's consolidated financial statements which are a part of this Offering Statement. Such information is intended to facilitate an analysis and comparison of sources of income and certain exposures to risk of the Company and the Bank. The following is a summary of such information:

Average Balance Sheet Information (G-1) sets forth consolidated average balance sheet amounts from 1999 through June 30, 2002.

Analysis of Net Interest Earnings (G-2) includes average balances of consolidated assets and liabilities, interest earned or paid, effective yields, net interest spreads and net interest margins from 1999 through June 30, 2002.

Change in Interest Income and Interest Expense (Rate/Volume Analysis) (G-3) sets forth changes in the taxable equivalent interest income and expense for each major category of interest earning asset and interest bearing liability from 1999 through June 30, 2002.

Investment Portfolio (G-4) includes investment securities by category classified between "Available for Sale" and "Held to Maturity" as well as carrying values and market values of the portfolio categories for 1999 through June 30, 2002.

Investment Portfolio – Maturity Distribution and Weighted Average Yields (G-5) sets forth the maturity distribution of the portfolio at June 30, 2002 and at December 31, 2001. Note 1, Summary of Significant Accounting and Reporting Policies, and Note 2, Investment Securities, of the Notes to Consolidated Financial Statements of the Company and the Bank, which are a part of this Offering Statement, disclose additional information on accounting methodologies used and classification practices of the Company and the Bank.

Loans (G-6) sets forth the balances by loan classification of the Bank's loan portfolio for 1999 through June 30, 2002.

Loan Maturities and Interest Sensitivity (G-7) provides information pertaining to the maturity distribution of the Bank's loan portfolio by primary collateralization category and by variable or fixed interest rates for June 30, 2002 and December 31, 2001.

Nonaccrual, Past Due and Restructured Loans (G-8) sets forth information on nonaccrual loans, loans 90 days past-due and accruing, restructured loans and information on impaired loans and allowances associated with this loan classification for 1999 through June 30, 2002.

Analysis of the Allowance for Loan Losses (G-9) provides an analysis of the allowance for loan losses is as follows for the six (6) months ended June 30, 2002, and for the years ended December 31, 2001, 2000 and 1999.

Average Deposit Balances and Average Interests Rates Paid (G-10) sets forth the average balances in the noninterest bearing deposits and the interest bearing deposit categories and the average rates paid for the interest bearing deposits for 1999 through June 30, 2002. Also presented is a monthly distribution for Certificates of Deposit over $100,000 for June 30, 2002 and December 31, 2001.

Return on Equity and Assets and Other Ratios (G-11 provides) information on average returns, return on average equity, dividend payout ratios, net interest margins, average equity to asset ratios, period-end equity to asset ratios, risk based capital, tier I capital and leveraged capital ratios for 1999 through June 30, 2002.

Short-Term borrowings (G-12) identifies the various classifications of short term borrowings by the Bank by period-end balances, maximum balance during the period, average balance, weighted average interest rate at end of period and weighted average rate paid during the six (6) month period ended June 30, 2002 and during the years ended December 31, 2001, 2000 and 1999.

Interest Rate Sensitivity (G-13) provides information on interest rate risk by percentage changes in assets, liabilities and equity. Also included are projections on estimated percentage change in interest income, interest expense and net interest income by applying a +/- basis point "shock test" to the referenced categories. Projections are based on a twelve (12) month period from December 31, 2001, and June 30, 2002.

Competition

The banking business in the Bank's primary service area is competitive. Offices of subsidiary banks of major Ohio banks and bank holding companies are located throughout the area. Many banks enjoy certain competitive advantages over the Bank, including greater financial and human resources, established contacts with businesses and individuals and the ability to make larger loans to a single borrower than is presently possible for the Bank. The greater financial resources of these banks also allow them to maintain numerous branch offices (and thus offer greater convenience to the public than the Bank) and to conduct extensive advertising and promotional campaigns. The Bank also competes with savings banks, credit unions and other types of financial intermediaries, including money market funds and other mutual funds and insurance companies, some of which are not subject to the same degree of regulation and restriction as the Bank.

To help it compete effectively, the Bank relies on the experience of its senior officers and the personal and business contacts of its officers, directors and shareholders. While larger commercial banks may offer numerous branch offices, it is management's opinion that the Bank is in a strong position to gain business by providing focused, personalized services to its customers.

Employees

The Company has no employees. Carolyn A. Ewart, Steven C. Hall, James A. Meagle, Jr., Donn R. Schafer and Donna L. Perine are executive officers of the Bank. Such officers receive salaries from the Bank but receive no compensation for their services to the Company. The Bank currently employs 19 full-time employees and 1 part-time employee. See "DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES".

SIGNIFICANT EMPLOYEES".

Dividend Policy

The Company has paid no dividends to date and does not expect to pay any dividends to its shareholders in the immediate future. The principal source of revenue to the Company is dividends received from the Bank. The Bank, however, intends to retain its earnings and not pay dividends to the Company at least until the Bank is operating profitably and has recovered all initial operating losses. There can be no assurance that the Bank will ever pay dividends to the Company. Any dividends declared or paid by the Company will be subject to the discretion of its Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements and general business conditions. Payment of dividends by the Bank also is subject to restrictions imposed by federal and state banking laws. These restrictions are described below under the caption "SUPERVISION AND REGULATION".

Capitalization

The following table sets forth the capitalization of the Company and the Bank (on a consolidated basis) as of June 30, 2002 and as adjusted to give effect to the issuance and sale of the Shares offered hereby.

	As of	As Adjusted	
	June 30, 2002	Minimum	Maximum
Shareholders' Equity:			
Common shares, no par value, 500,000 shares authorized, 228,000 shares issued; Proforma 244,667 shares issued at minimum and 278,000 shares issued at maximum	$5,700,000	$6,200,010	$7,200,000
Accumulated deficit	($1,137,851)	($1,137,851)	($1,137,851)
Accumulated other comprehensive income	73,551	73,551	73,551
Total shareholders' equity	$4,635,700	$5,135,710	$6,135,700

DESCRIPTION OF PROPERTY

The Bank and the main office of the Company are located at 115 Third Street, Marietta, Ohio 45750. The Company purchased the real estate located at such address for a price of $264,487 on July 6, 1998 from Third Street Development Company, Ltd., a company which was formed by five of the Company's founding shareholders. After acquiring the real estate, the Company contracted with Weppler Construction to construct a two-story, approximately 12,000 square foot office building on the property. Construction of the building was completed on July 1, 1999 for a total cost of $1,654,368.00. On July 26, 1999, the Bank purchased the land and the building from the Company for a price of $1,918,855.00 which represented the total direct and indirect costs associated with the acquisition of the land and construction of the building by the Company.

The building was designed and built by the Company specifically for use by the Bank. As a result, the building design, size, layout and location meet, in all material respects, the present and anticipated future needs and demands of the Bank. The Bank does not currently anticipate the need to modify the building, expand or otherwise alter the building to satisfy the needs of the Bank.

Pursuant to a certain Lease, dated January 20, 2000, the Bank leased approximately 2,100 square feet of space in the Bank's building, to Interim HealthCare of the Upper Ohio Valley, Inc. The term of such Lease commenced on February 1, 2000 and ends on January 31, 2003. The Lease provides for rent of $3,030.00 per month for the term of the Lease.

Pursuant to a certain Lease, dated January 15, 2001, the Bank leased office 109 of the Bank's building, containing approximately 300 square feet, to Prime Solutions Securities, Inc. The initial term of the Lease was for twelve (12) months with successive renewal periods of twelve (12) months each. The Lease may be terminated by either party with ninety (90) days notice prior to expiration of the then current term. Rent for the initial term was $500.00 per month. The rent as of February 1, 2002 was $3,000 per month.

In the event the Bank should require additional space in the building in the future to meet its needs, the Bank would likely not renew the existing lease agreements and expand its operations into the space currently occupied by the tenants.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The Company currently estimates that upon completion of the Offering its directors and officers will beneficially own 104,206 Shares and the officers and directors of the Bank will own 120,856 Shares, assuming that none of the outstanding options to purchase Shares are exercised, and assuming that the officers and directors of the Company and the Bank purchase 7,370 and 8,670 additional Shares in this Offering, respectively. If all the Shares offered hereby are sold, such directors and officers as a group will control approximately 37.48% and 43.47%, respectively, of the voting power of the Company. If only the minimum number of Shares is sold, such directors and officers will control approximately 42.59% and 49.40%, respectively, of such voting power.

The following table sets forth the names and ages (as of 8/15/02) of the directors, executive officers and significant employees of the Company and positions with the Company:

Name	Age	Position (Term as Director Expires)
Carolyn A. Ewart	57	Secretary
C. Fred Hunter, Jr.	65	Director (2002)
Robert G. Kelly	74	Director (2002)
James A. Meagle, Jr.	56	President and Director (2002)
Donn R. Schafer	38	Treasurer and Chief Financial Officer
Richard A. Spindler	63	Director (2002)
Dan S. Stephan, Jr.	45	Director (2003)
Neil R. Wynn	62	Director (2003)

The following table sets forth the names and ages (as of 8/15/02) of the directors, executive officers and significant employees of the Bank and positions with the Bank:

Name	Age	Position (Term as Director Expires)
Carolyn A. Ewart	57	Senior Vice President, Secretary and Human Resource Officer
John J. Hadley	59	Director (2003)

Steven C. Hall	48	Senior Vice President and Chief Lending Officer
C. Fred Hunter, Jr.	65	Director (2002)
Robert G. Kelly	74	Director (2002)
James A. Meagle, Jr.	56	Chairman, President, Chief Executive Officer and Director (2002)
Donna L. Perine	46	Senior Vice President, Chief Operations Officer and Compliance Officer
Donn R. Schafer	38	Treasurer, Vice President and Chief Financial Officer
Richard A. Spindler	63	Director (2002)
Dan S. Stephan, Jr.	45	Director (2003)
Louis G. Stephan, III	52	Director (2002)
Neil R. Wynn	62	Director (2003)

The Board of Directors of the Company presently consists of six (6) members and the Board of Directors of the Bank presently consists of eight (8) members. The terms of the members of both Boards of Directors are staggered and expire at the annual meeting of shareholders to be held in the years indicated above and until their successors are elected and qualified. Executive officers serve at the discretion of the Board of Directors.

Carolyn A. Ewart, was born May 7, 1945 in Marietta, Ohio and has been a resident of the Marietta community for 30 years. Ms. Ewart has been in banking for 20 years having been employed by The Dime Bank in May of 1981 as a secretary. Ms. Ewart was elected Assistant Vice President and Secretary to the Board of Directors of The Dime Bank in March of 1986 and was appointed Human Resource Officer for The Dime Bank in 1993. Ms. Ewart continued to function in those capacities until April of 1998 when she resigned her position at The Dime Bank to work for Third Street Bancshares, Inc.

John J. Hadley is a native of Marietta and a graduate of Marietta High School. He attended Marietta College and graduated from the Cincinnati College of Embalming in 1965. He is a licensed Embalmer and Funeral Director in both Ohio and West Virginia. Since 1969, Mr. Hadley has been President of Hadley Funeral Home with locations in Marietta, Reno and New Matamoras. Mr. Hadley is very active in the Marietta community. He participates in all Masonic bodies and is on the Divan Line of the Nemesis Temple Shrine. Mr. Hadley is currently serving his second five-year term on the Board of Embalmers and Funeral Directors of Ohio and was appointed to this position by the Governor of the State of Ohio. Mr. Hadley is a director of the Bank and his term as a director of the Bank will expire in 2003.

Steven C. Hall was born in Marietta, Ohio on March 1, 1954 and has been a resident of Williamstown, West Virginia all of his life. Mr. Hall received a Bachelor of Science degree from West Liberty State College in 1977 and is also a graduate of Kent State University's School of Consumer Lending, Ohio University's School of Banking, Miami University's Commercial Lending School and the Graduate School of Banking at the University of Wisconsin. Mr. Hall has been actively involved in banking for 25 years and has progressed from a loan officer position with The Dime Bank in 1977 to the position of Executive Vice President in charge of lending and was subsequently promoted to President when The Dime Bank was purchased by WesBanco in April of 1998. During Mr. Hall's tenure as Executive Vice President of Lending at the Dime Bank, he was responsible for the supervision of the bank's total loan portfolio, including collections, compliance, loan review, consumer lending, mortgage lending, commercial lending, Farmers Home Administration loans and Small Business Administration loans. After being promoted to President of the WesBanco Bank in Marietta, Mr. Hall became responsible for the daily oversight and supervision of all of WesBanco's operations at their locations in

Marietta and Barlow. Mr. Hall has been very supportive and active in the communities of both Marietta and Williamstown, West Virginia.

C. Fred Hunter, Jr. was born in Marietta, Ohio on September 17, 1936 and has been a lifetime resident of the Marietta community. Mr. Hunter graduated from Marietta College in 1962 with a Bachelor of Science degree in business administration. Mr. Hunter is a director of the Company and a director of the Bank. Mr. Hunter's term as a director of the Company and the Bank expires in 2002. Mr. Hunter was a director of The Dime Bank from 1986 to 1998 and was part of a group of investors who purchased The Dime Bank from American Bancorporation in 1986. While serving as a director of The Dime Bank, Mr. Hunter served on the bank's Profit Planning Committee from 1993 until April of 1998. Since 1962, Mr. Hunter has worked for numerous large national firms including Wheeling Steel Corporation from 1962 until 1964 where he was employed as a sales representative; Marbon Chemicals from 1964 until 1967 where he was employed as a sales representative; Borg-Warner Chemicals from 1967 until 1988 where he had advanced from the position of sales manager in 1967 to the position of regional sales manager in 1975 and then to general sales manager with worldwide sales responsibility in 1979; and G.E. Plastics as manager of national account operations from 1988 until his retirement in 1994. Upon retiring from G.E. Plastics in 1994, Mr. Hunter established C.F. Hunter & Associates, a sales and marketing consulting entity.

Robert G. Kelly was born in Marietta, Ohio on July 31, 1928 and has been a resident of the Marietta community for 55 years. Mr. Kelly is a director of the Company and a director of the Bank. Mr. Kelly's term as a director of the Company and the Bank expires in 2002. Mr. Kelly was a director of The Dime Bank from 1986 to 1998 and was part of a group of investors who purchased The Dime Bank from American Bancoporation in 1986. While serving as a director of The Dime Bank, Mr. Kelly served on the bank's Marketing Committee from 1987 until April of 1998. Since 1979, Mr. Kelly has been employed in the automobile industry. In 1979, Mr. Kelly became part-owner and Vice President of the New Weihl Olds-GMC dealership in Marietta, Ohio and remained as Vice President until the business was merged in January of 1997 into Quantum Leasing and Auto Sales. After the merger, Mr. Kelly was appointed President of Quantum Leasing and Auto Sales. Mr. Kelly has also been involved in real estate ownership and development in Marietta, Ohio and has been a partner in MKB Realty since 1979. Mr. Kelly serves on the Advisory Board of the Salvation Army and is a member of the Christ United Methodist Church of Marietta.

James A. Meagle, Jr. was born in Norfolk, Virginia on September 16, 1945 and has been a resident of the Marietta community for 56 years. Mr. Meagle received a Bachelor of Arts degree from Wittenberg University in 1967 and graduated from the Graduate School of Banking at the University of Wisconsin in 1978. Mr. Meagle is President, Chief Executive Officer and a director of the Company and serves in the same capacities with the Bank. Mr. Meagle's term as a director of the Company and the Bank expires in 2002. Mr. Meagle has been in banking for approximately 30 years. During his 30 years as a banker, Mr. Meagle has held management positions in nearly every area of the bank, including collections, compliance, loan review, mortgage lending and commercial lending. Mr. Meagle reached the position of President, Chief Executive Officer and a director of The Dime Bank in 1980. Mr. Meagle continued to function in those positions after the acquisition of The Dime Bank from American Bancorporation during 1986 and the subsequent sale of The Dime Bank to Commercial BancShares, Inc. in 1992. Mr. Meagle was part of the group of investors who purchased The Dime Bank from American Bancorporation in 1986. Following the acquisition of The Dime Bank from American Bancorporation, Mr. Meagle was instrumental in restructuring The Dime Bank's operations. Mr. Meagle's other business experiences include applying for and receiving branch approval to establish a deposit pick-up service, opening a non-deposit investment sales department, instituting in-house data processing services and establishing a broker-dealer operation for investment sales for The Dime Bank. During the time period that Commercial BancShares, Inc. owned The Dime Bank, Mr. Meagle served on the Board of Directors of Commercial BancShares, Inc., the KSOP Board of Trustees, the E.D.P. Committee and the Board of Directors of CommBanc Investments, a broker-dealer subsidiary. Mr. Meagle has been a Director of the Washington County Community Improvement Corporation and its predecessor, the Ohio Industrial Development Corporation, for 27 years. He served as President of the Washington County Community Improvement Corporation for two years. Mr. Meagle is a member of the Marietta Area Chamber of Commerce and serves on the Board of Trustees of the Marietta Memorial Hospital Health Foundation.

Donna L. Perine was born in Lakewood, Ohio on August 25, 1955 but has lived in the Harrisville, West Virginia area for the last 32 years. Ms. Perine graduated from the Graduate School of Banking at the University of Wisconsin in 1986, the Equibank Consumer Lending School in 1982 and the West Virginia University School of Banking in 1979. She has taken continuing education, BAI and AIB classes at West Virginia University in Parkersburg, accumulating 45 credit hours. Ms. Perine has been actively involved in banking for 28 years and has progressed from an entry-level bookkeeper position with the Union Bank of Harrisville, West Virginia in 1973. In 1976, Ms. Perine was employed by the Farmers and Merchants Bank of Ritchie County, in Harrisville, West Virginia and advanced to the position of President and C.E.O. in 1990. Ms. Perine served as President and C.E.O. of the Farmers and Merchants Bank of Ritchie County until the holding company was purchased by WesBanco in April of 1998. While President and C.E.O. of the Farmers and Merchants Bank, Ms. Perine was responsible for the daily oversight of branch operations for five of WesBanco's Ritchie County locations. Ms. Perine has been active in and supportive of the communities surrounding Harrisville, West Virginia.

Donn R. Schafer was hired on August 12, 2002 as the Treasurer and Chief Financial Officer of the Company and as a Vice President and the Chief Financial Officer and Treasurer of the Bank. Mr. Schafer was born in Mariettta, Ohio on August 28, 1963. Mr. Schafer majored in finance at The Ohio State University and graduated in December, 1985 with a Bachelor of Science degree. Mr. Schafer began his career in banking in 1994 as a staff accountant with The Guernsey Bank. In 1996, he was promoted to Assistant Vice President and Controller. In January of 1997, Mr. Schafer became a Vice President and the Chief Financial Officer of The Guernsey Bank and was responsible for all accounting functions at the bank, including management of the Accounting Department staff, financial analysis and reporting, cash management, preparation of regulatory reports, management of investment accounting activities, and preparation of monthly reports to the bank's Board of Directors and Senior Management. Mr. Schafer's duties at The Guernsey Bank also included the supervision of the credit management and loan servicing functions of the bank, as well as its five (5) branches.

Richard A. Spindler was born in Marietta, Ohio on July 15, 1939 and has been a resident of the Marietta community for 52 years. Mr. Spindler is a director of the Company and as a director of the Bank. Mr. Spindler's term as a director of the Company and the Bank expires in 2002. Mr. Spindler was a director of The Dime Bank from 1986 to 1998 and was part of a group of investors who purchased The Dime Bank from American Bancorporation in 1986. While serving as a director of The Dime Bank, Mr. Spindler served on the bank's Profit Planning Committee from 1990 until April of 1998. Mr. Spindler is an engineer by trade and the President and Chief Executive Officer of Dowling Pool Co. in Williamstown, West Virginia, a company which he has owned and operated since 1968. In addition, Mr. Spindler has been involved in several real estate development projects in Marietta, Ohio and has been part owner of Rivertown Development Co. since 1988.

Dan S. Stephan, Jr. was born in Marietta Ohio on May 5, 1957 and has been a lifetime resident of the surrounding community. Mr. Stephan graduated from West Virginia Wesleyan in 1979 with a Bachelor of Science degree in business administration. Mr. Stephan is a director of the Company and a director of the Bank. Mr. Stephan's term as a director of the Company and the Bank expires in 2003. Mr. Stephan was a director of The Dime Bank from 1987 to 1998 and was part of a group of investors who purchased The Dime Bank from American Bancorporation in 1986. While a director of The Dime Bank,

Mr. Stephan served on the bank's Profit Planning Committee from 1990 until April of 1998. During the time that Commercial BancShares, Inc. owned The Dime Bank, Mr. Stephan served on the E.D.P. Committee at Commercial BancShares and the Board of Directors of CommBanc Investments, a broker-dealer subsidiary. Mr. Stephan has been self-employed in the wholesale and retail publication business for the past 19 years. Mr. Stephan was appointed Vice President of Sales/Operations for Valley News Service in Parkersburg, West Virginia in 1979 and still holds that position at the present time. In 1996, he was also appointed Vice President of Sales/Operations for Andersen/Stephan News in Parkersburg, West Virginia and still holds that position at the present time.

Louis G. Stephan, III is a native of Williamstown, West Virginia. He graduated from Williamstown High School and in 1971 graduated from Cornell University. He has an extensive background in hotel management in several locations in the Eastern United States. Mr. Stephan owned and operated the Holiday Inn in Marietta and sold that business in late 1998. Mr. Stephan presently serves as President of Valley Hospitality, Inc. Mr. Stephan is active in the Marietta and Williamstown communities and is a past president of the Marietta Tourist and Convention Bureau. He is currently a member of Rotary International. Mr. Stephan is a director of the Bank and his term as a director of the Bank will expire in 2002.

Neil R. Wynn was born in Washington County, Ohio on May 16, 1940 and has been a lifetime resident of the Marietta area community. Mr. Wynn is a director and chairman of the Company and serves as a director of the Bank. Mr. Wynn's term as a director of the Company and the Bank expires in 2003. Mr. Wynn was a director of The Dime Bank from 1986 to 1998 and was part of a group of investors who purchased The Dime Bank from American Bancorporation in 1986. While a director of The Dime Bank, Mr. Wynn served as Chairman of the bank's Profit Planning Committee from 1990 until April of 1998. During the period that Commercial BancShares, Inc. owned The Dime Bank, Mr. Wynn served on the Compensation Committee for Commercial BancShares, Inc. Mr. Wynn has been an entrepreneur since 1966 when he left the Borg-Warner Corporation in Parkersburg, West Virginia as their Production Control Manager. Mr. Wynn had been employed at Borg-Warner for six years. His entrepreneurial ventures include real estate construction and development; oil and gas production; and a new car and truck dealership. From 1985 until 1991, Mr. Wynn owned the Wynncrest Chevrolet-Olds-Buick-GEO dealership in Barnesville, Ohio. In 1978, Mr. Wynn established N & K Oil & Gas in Marietta, Ohio, a company that he still owns and operates at the present time. Mr. Wynn is a member of the Classic Car Club of America and the Antique Auto Club of America. He is also a member of the Belpre Church of Christ.

REMUNERATION OF DIRECTORS AND OFFICERS

None of the officers of the Company receives any compensation for their services rendered to the Company. The following table sets forth information regarding remuneration of directors and officers of the Bank during the fiscal year ended December 31, 2001:

Name of Individual or Identity of Group	Capacity in Which Remuneration was Received	Aggregate Remuneration
James A. Meagle, Jr.	Chairman, President and Chief Executive Officer	$82,500
Donn R. Schafer	Vice President, Treasurer and Chief Financial Officer	$50,000[1]

[1] Mr. Schafer was hired by the Bank on August 12, 2002. As such, Mr. Schafer did not receive a salary from the Bank during the year ended December 31, 2001. Mr. Schafer's current salary is $50,000 per year.

Steven C. Hall	Senior Vice President and Chief Lending Officer	$67,500
Three highest paid Officers of the Bank as a Group		$200,000

Each director of the Company receives an annual retainer of $300.00 for serving on the Board of Directors of the Company. Each director of the Bank receives an annual retainer of $1,200 and a fee of $50.00 for attendance at each meeting of the Board of Directors of the Bank.

The executive officers, directors and other key employees of the Company and the Bank are also entitled to participate in the Third Street Bancshares, Inc. 1999 Stock Incentive Plan which the Company adopted on July 27, 1998 (the "Plan"). See "Stock Plan" and "Employee Benefit Plans" below.

Stock Plan

On July 27, 1998, the Company adopted the Third Street Bancshares, Inc. 1998 Stock Incentive Plan, which was subsequently amended as of February 15, 1999 (n/k/a/ Third Street Bancshares, Inc. 1999 Stock Incentive Plan) (the "Plan"). The Plan permits the Board of Directors of the Company, in its sole discretion, to grant nonqualified stock options to all employees and directors of the Company and the Bank for the purchase of shares of the Company's no par common stock. The purpose of the Plan is to serve as a performance incentive for employees, to encourage the ownership and capital growth of the Company's common stock and to encourage such persons to remain in the employ of the Company and the Bank. In granting options under the Plan, the Board of Directors may consider an employee's responsibility level, performance potential, cash compensation level, the value of the Shares at the time of grant and such other factors as it deems appropriate. The aggregate number of shares of stock subject to awards under the Plan may not exceed 30,780 shares. As of the date of this Offering, the Company has issued and outstanding options exercisable into 19,320 Shares. The Board of Directors may not grant options for more than 6,156 shares of stock of the Company in any one-year. The option price may be determined in the Board's sole and absolute discretion, however, the option price per share shall in no event be less than the higher of (a) $25, (b) the book value of such shares at the end of the prior calendar year, or (c) fair market value of such Shares on the date of the grant. Each stock option granted under the Plan shall expire not more than ten (10) years from the date the option is granted. Under the terms of the Plan as adopted, options may be granted by the directors of the Company without further shareholder approval.

Employee Benefit Plans

The Bank has adopted customary employee benefit plans, including a 401(k) plan, in which employees of the Bank may participate. The Bank also may adopt a cash bonus plan which would provide cash bonuses to Bank employees based upon satisfaction of financial goals to be determined by the Bank. The terms and conditions of the bonus plan will be established by the Board of Directors of the Bank.

Future Transactions

Any future transactions between the Company and any officer, director or person owning five percent (5%) or more of any class of the Company's Shares will be entered into on terms at least as favorable to the Company as could be obtained from unaffiliated independent third parties.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth information, both before and after the Offering, with respect to the ownership, direct or indirect, of Shares by officers and directors of the Company and the Bank and certain shareholders of the Company. No other person, or persons acting as a group, is known to the Company to be the owner of more than ten percent (10%) of any class of the Company's voting securities. The officers and directors of the Company and the Bank may purchase additional Shares in this Offering, if necessary to achieve the minimum purchase of 16,667 Shares to complete the Offering. Any purchase of Shares by such persons would be on the same terms and conditions as set forth in this Offering Statement, would be for investment purposes only and would not be for the purpose of re-sale.

Name	Title of Class	Amount Owned Before Offering	Amount Owned After Offering[2]
Carolyn A. Ewart 638 4th Street Marietta, OH 45750	No par common	800 (0.35%)	900 (0.32%)
John J. Hadley 505 Wooster Street Marietta, OH 45750	No par common	4,000 (1.75%)	4,000 (1.44%)
Steven C. Hall Box 281, Waverly Road Williamstown, WV 26187	No par common	2,150 (0.94%)	2,150 (0.73%)
C. Fred Hunter, Jr. 1602 Glendale Road #3 Marietta, OH 45750	No par common	8,862 (3.89%)	8,862 (3.19%)
Robert G. Kelly 607 Wooster Street Marietta, OH 45750	No par common	12,600 (5.53%)	14,000 (5.04%)
James A. Meagle, Jr. #5 Floral Circle Marietta, OH 45750	No par common	19,536(8.57%)	19,836 (7.14%)
Donna L. Perine P.O. Box 340 Ellenboro, WV 26346	No par common	1,200 (0.53%)	1,300 (0.47%)
Richard A. Spindler 102 Highland Avenue Williamstown, WV 26187	No par common	16,000 (7.02%)	16,000 (5.76%)

Name	Title of Class	Amount Owned Before Offering	Amount Owned After Offering[2]
Dan S. Stephan, Jr. 81 Northwood Villa Lane Parkersburg, WV 26104	No par common	16,240 (7.12%)	16,840 (6.06%)
Louis G. Stephan, III 301 Poplar Avenue Williamstown, WV 26187	No par common	8,000 (3.51%)	9,200 (3.31%)
Neil R. Wynn 140 Wynnwood Drive Marietta, OH 45750	No par common	22,798 (9.99%)	27,768 (9.99%)
Officers and Directors of the Company as a group		96,836 (42.47%)	104,206 (37.48%)
Officers and Directors of the Bank as a group		112,186 (49.20%)	120,856 (43.47%)

[1] Certain officers and directors of the Company and officers and directors of the Bank have indicated that they intend to purchase a total of 7,370 and 8,670 Shares being offered pursuant to this Offering, respectively. The percentages listed assume that the officers and directors of the Company and the Bank purchase such 7,370 and 8,670 Shares being offered pursuant to this Offering, respectively, and assume that none of the options outstanding under the Third Street Bancshares, Inc. 1999 Stock Incentive Plan are exercised. Officers and directors of the Company and the Bank may purchase additional Shares in this Offering. The percentages shown for ownership of shares by officers and directors after the Offering assume that the maximum number of Shares are sold.

The following table sets forth information with respect to the ownership of stock options by all officers and directors of the Company and the Bank and all officers and directors as a group. Such options were issued pursuant to the Third Street Bancshares, Inc. 1999 Stock Incentive Plan. As of the date of this Offering Statement, none of such options have been exercised.

Name of Holder	**Title and Amount of Securities Called for by Options**	**Exercise Price**	**Date Exercisable**
William C. Deem	no par common – 200	$25.00	7/20/02
	no par common – 200	$25.00	7/20/03
	no par common – 200	$25.00	7/20/04
	no par common -- 200	$25.00	7/20/05
Carolyn A. Ewart	no par common – 750	$25.00	7/20/02
	no par common – 750	$25.00	7/20/03
	no par common – 750	$25.00	7/20/04
	no par common – 750	$25.00	7/20/05
Kristi G. Hager	no par common – 200	$25.00	1/20/04
	no par common – 200	$25.00	1/20/05
Steven C. Hall	no par common – 1,000	$25.00	7/20/02
	no par common – 1,000	$25.00	7/20/03
	no par common – 1,000	$25.00	7/20/04
	no par common – 1,000	$25.00	7/20/05

Martha K. Kellar	no par common – 40 no par common – 40 no par common – 40 no par common – 40	$25.00 $25.00 $25.00 $25.00	7/20/02 7/20/03 7/20/04 7/20/05
James A. Meagle, Jr.	no par common – 1,500 no par common – 1,500 no par common – 1,500 no par common – 1,500	$25.00 $25.00 $25.00 $25.00	7/20/02 7/20/03 7/20/04 7/20/05
Amy J. Morgan	no par common – 20 no par common – 20 no par common – 20 no par common – 20	$25.00 $25.00 $25.00 $25.00	7/20/02 7/20/03 7/20/04 7/20/05
William F. O'Connor	 no par common – 200 no par common – 200	$25.00 $25.00 $25.00	 11/20/10 11/20/11
Donna L. Perine	no par common – 850 no par common – 850 no par common – 850 no par common – 850	$25.00 $25.00 $25.00 $25.00	7/20/02 7/20/03 7/20/04 7/20/05
Donn R. Schaffer	no par common – 1,000	$25.00	8/20/05
Charlene E. Ullman	no par common – 20 no par common – 20 no par common – 20 no par common – 20	$25.00 $25.00 $25.00 $25.00	7/20/02 7/20/03 7/20/04 7/20/05
Officers and Directors of the Company as a Group	no par common – 10,000		
Officers and Directors of the Bank as a Group	no par common – 19,320		

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Certain Relationships and Related Transactions

The Bank has made the following loans to the following officers and directors of the Bank and their affiliates, and the Company as of June 30, 2002:

Name	Date of Loan	Original Aggregate Principal Amount	Interest Rate	Aggregate Principal Balance	Purpose of Loan
John J. Hadley	12/23/99	$230,294.00	8.50%V	$209,466.43	Real Estate
	12/10/99	$35,366.75	8.25%F	$29,011.55	Auto
Hadley Funeral Home	9/2/99	$17,914.66	8.25%F	$7,087.56	Auto
	5/24/00	$200,000.00	5.75%V	$186,284.00	Real Estate
Steven C. Hall	8/23/99	$143,517.01	6.50%V	$134,809.97	Real Estate
	8/23/99	$30,000.00	8.00%V	$8,449.54	Real Estate
Step II Interiors	8/27/99	$15,000.00	6.00%V	$14,850.50	Line of Credit
C. Fred Hunter, Jr.	8/6/99	$174,325.08	6.50%V	$168,433.43	Real Estate
James A. Meagle, Jr.	11/7/00	$350,000.00	6.80%F	$313,767.85	Real Estate
Donna Perine	12/31/01	$20,098.00	6.49%F	$18,274.66	Personal
Neil R. Wynn	8/26/99	$287,916.97	6.50%V	$253,993.47	Real Estate
Mainline Motors	8/31/99	$288,528.07	4.75%F	$252,049.49	Real Estate

The Bank has entered into a certain Financial Institution Services Agreement and a Lease with Prime Solutions Securities, Inc., one of the underwriters in this Offering. Pursuant to such agreements, Prime Solutions Securities, Inc. leases an office in the Bank's building located at 115 Third Street, Marietta, Ohio for purposes of offering registered broker/dealer services to its customers and to customers of the Bank. As of February 1, 2002, the rent for such office is $3,000 per month. The broker/dealer business operated by Prime Solutions Securities, Inc. at the Bank is staffed by an employee of Prime Solutions Securities, Inc., Kristi Hager, who is also an employee of the Bank. Products offered by Prime Solutions Securities, Inc. include equity securities, debt securities, open-end/closed-end mutual funds, public limited partnerships, life insurance and annuities. Prime Solutions Securities, Inc. is an independent broker/dealer and the only compensation received by the Bank from the services rendered by Prime Solutions Securities, Inc. at the Bank is the rent paid pursuant to the aforementioned lease. Prime Solutions, Inc. is not involved as an underwriter in this Offering and will not be providing underwriting or broker/dealer services in connection with the Shares being offered hereby.

Future Transactions

Any future transactions between the Company and any officer, director or person owning five percent (5%) or more of any class of the Company's Shares will be entered into on terms at least as favorable to the Company as could be obtained from unaffiliated independent third parties.

SECURITIES BEING OFFERED

The following summary does not purport to be complete and is qualified in all respects by references to applicable provisions of Ohio law and of the Amended Articles of Incorporation and the Code of Regulations of the Company.

The Company is authorized to issue 500,000 Shares, without par value. Immediately prior to of this Offering, 228,000 Shares were issued and outstanding. The Shares offered hereby, when issued, will be fully paid and non-assessable. At December 31, 2001, the Company had approximately 254 shareholders of record.

Of the authorized Shares, 272,000 Shares are unissued. 50,000 Shares are being offered pursuant to this Offering. 30,780 of such unissued Shares are reserved for issuance under the Third Street Bancshares, Inc. 1999 Stock Incentive Plan (the "Plan"). The Plan permits the Board of Directors of the Company to grant options to key employees and directors of the Company and the Bank to purchase Common Shares. The Company may issue up to 30,780 Shares under the Plan over a ten-year period. Although options have been issued under the Plan which are currently exercisable into 19,320 Shares, none of such options have been exercised to date. Although the directors have no present intent to do so, they could issue Common Shares to a party who would vote against a particular transaction. The issuance of such Shares could increase the absolute cost of a business combination and thereby discourage a potential takeover.

Applicable provisions of the Company's corporate governance documents and Ohio law which define the material characteristics of the Common Shares are summarized below.

Dividend Rights. Shareholders may receive dividends to the extent funds are legally available and the directors declare payment. The Company has paid no dividends to date and does not expect to pay any dividends to its shareholders in the immediate future. The principal source of revenue to the Company will be dividends received from the Bank. The Bank, however, intends to retain its earnings and not pay dividends to the Company at least until the Bank is operating profitably and has recovered all initial operating losses. There can be no assurance that the Bank will ever pay dividends to the Company and the Company presently intends to use any dividends received from the Bank to finance the growth of the Company. Any dividends declared or paid by the Company will be subject to the discretion of its Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements and general business conditions. Payment of dividends by the Bank also will be subject to additional restrictions imposed by federal and state banking laws.

Voting Rights. Each shareholder has the right to cast one vote for each share owned on all matters submitted to a vote of shareholders. Shareholders have no cumulative voting rights.

Liquidation Rights. Upon liquidation, after payment of all creditors, the remaining assets of the Company would be distributed to the holders of Common Shares pro rata.

Preemptive Rights. Holders of Common Shares have no preemptive rights with respect to future issuances of Common Shares.

Calls and Assessments. All shares of the capital stock of the Company outstanding are fully paid and nonassessable. The Common Shares offered hereby, when issued and sold in accordance herewith, will be fully paid and nonassessable. However, the Company may be required to fund the Bank after its initial capitalization in the event that the Ohio Division of Financial Institutions determines such capital infusion is necessary. In such event, if the Company does not have significant unencumbered assets to provide such infusion of capital, the Company would be forced to look to the existing shareholders for such funds, to borrow such funds or to have an additional equity offering of shares in the Company.

Change of Control. The Company has adopted certain so-called "anti-takeover" provisions. As discussed above, the Board of Directors may issue a substantial number of shares of capital stock and cumulative voting is not permitted in the election or removal of directors.

Section 1701.831 of the Ohio Revised Code provides that any "control share acquisition of an "issuing public corporation" may be made only with the prior authorization of shareholders. A "control share acquisition" is any acquisition, whether by tender offer, open market purchase, privately negotiated transaction or otherwise, of shares of a corporation which, when added to all other shares owned or controlled by the acquiror, would entitle the acquiror to exercise voting power in the election of directors within any of the following ranges: one-fifth or more but less than one-third; one-third or more but less than a majority; and a majority or more. The effect of this law is generally to prevent a person from acquiring any such level of control without prior shareholder approval.

Section 1704.02 of the Ohio Revised Code prohibits certain transactions, including mergers, consolidations, sales or other dispositions of assets, dissolutions, recapitalizations, loans and guarantees, between an "issuing public corporation" and an "interested shareholder" for three years after the date that such shareholder became an interested shareholder unless prior to such date the board of directors of the corporation has approved such transaction or the purchase of shares that resulted in the shareholder becoming an interested shareholder. After three years, such a transaction is permitted only if (i) prior to the date the shareholder became an interested shareholder the board of directors approved the purchase of shares, (ii) the transaction is approved by two-thirds of the shareholders or such other percentage (not less than a majority of the disinterested shares) set forth in the corporation's articles of incorporation or (iii) the transaction satisfies certain statutory fair price requirements.

Section 1707.043 of the Ohio Revised Code provides that in the event any person makes a proposal to acquire control of any Ohio corporation the outstanding shares of which are listed on a national securities exchange or regularly quoted in the over-the-counter market, such corporation is entitled to recover from such person any profit realized by that person upon the disposition of any equity securities of the corporation by that person within 18 months after making the acquisition proposal.

For purposes of the foregoing Ohio statutes, an "issuing public corporation" is defined as a corporation that (i) is incorporated in Ohio, (ii) has fifty or more shareholders, (iii) has its principal place of business, principal executive offices, assets having substantial value, or a substantial percentage of its assets within Ohio and (iv) has no close corporation agreement in effect and an "interested shareholder" is defined as any person who beneficially owns or has the power to exercise the voting power of shares entitling such person to 10% of the voting power in the election of directors.

The Bank Holding Company Act of 1956 requires every bank holding company to obtain the prior approval of the Federal Reserve Board before acquiring ownership or control of any voting shares of any bank or bank holding company if, after such acquisition, it would own or control, directly or indirectly, more than five percent (5%) of the voting shares of such bank or bank holding company. Ohio law imposes certain additional restrictions on the acquisition and control of voting shares of any bank or bank holding company.

Reports to Shareholders. The Company intends to furnish its shareholders with annual reports, including audited financial statements, and with quarterly reports.

Transfer Agent. The transfer agent for the Common Shares is the Company .

Also see "SUPERVISION AND REGULATION" for requirements of state and federal law with regard to acquisition of the stock of a bank holding company.

SUPERVISION AND REGULATION

The following is a summary of certain statutes and regulations affecting the Company and the Bank. This summary is qualified in its entirety by such statutes and regulations.

The Company

On or about October 15, 1998, the Company filed with the Division an Application for Authorization to Organize a New State-Chartered Bank (the "State Application"). On or about October 15, 1998, the Bank applied to the Federal Deposit Insurance Corporation (the "FDIC Application") for federal deposit insurance coverage of its deposits. The Company submitted an application to the Board of Governors of the Federal Reserve System for permission to become a bank holding company by acquiring all of the voting stock of the Bank on or about October 12, 1998 (the "Federal Reserve Application"). On July 20, 1999, the Bank obtained a Certificate of Authority from the Division. On July 19, 1999, the FDIC Application and the Federal Reserve Application were approved authorizing the Bank to commence business as a subsidiary of the Company.

Due primarily to the Bank's member status with the Federal Reserve Board, the Company is subject to regulation by the Federal Reserve Board and is required to file with the Federal Reserve Board annual reports and other information regarding its business operations and those of its subsidiaries. A bank holding company and its subsidiary banks also are subject to examination by the Federal Reserve Board.

Regulation Y, promulgated under the Bank Holding Company Act of 1956, as amended, requires every bank holding company to obtain the prior approval of the Federal Reserve Board before acquiring substantially all the assets of any bank or before acquiring direct or indirect ownership or control of any voting securities of a bank or bank holding company, if, after such acquisition, it would control, directly or indirectly, more than five percent (5%) of the outstanding shares of any class of voting securities of the bank or bank holding company. Bank holding companies are permitted to acquire control of, or acquire substantially all of the assets of, a bank located outside the state in which the operations of the bank holding company's banking subsidiaries are principally conducted, however, such acquisitions are subject to certain restrictions and requirements. Bank holding companies may also own or control nonbank subsidiaries in any state. Ohio law imposes certain additional restrictions on the acquisition and control of voting shares of any bank or bank holding company.

In approving acquisitions by bank holding companies of companies engaged in nonbanking activities, the Federal Reserve Board considers whether the performance of any such activity by a subsidiary of the holding company reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, which outweigh possible adverse effects, such as undo concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. The Federal Reserve Board is authorized to differentiate between activities commenced de novo and those commenced by the acquisition in whole or in part of a going concern.

Bank holding companies, as well as banks and their affiliates, are restricted in, and subject to, limitations regarding transactions with subsidiaries and other affiliates.

In addition, bank holding companies and their subsidiaries are prohibited from engaging in certain "tie-in" arrangements in connection with any extensions of credit, leases, sales of property, or furnishing of services.

The Bank

The Bank is chartered in the State of Ohio and is regulated by the Division of Financial Institutions. The Federal Deposit Insurance Corporation also regulates the Bank and insures its deposits. These regulatory agencies have the authority to examine the Bank and the Bank will be subject to their regulations. In addition, the operations of the Bank are affected through the regulation of the Company and the Bank by the Federal Reserve Board.

Capital

The Federal Reserve Board, the Superintendent and FDIC require banks and holding companies to maintain minimum ratios of primary and total capital to total assets. Regulatory authorities may increase such minimum requirements for all banks and bank holding companies or for specified banks or bank holding companies. Increases in the minimum required ratios could adversely affect the Bank and the Company, including their ability to pay dividends.

The Bank is also subject to federal and state regulations as to such matters as required reserves, limitations as to the nature and amount of its loans and investments, regulatory approval of any merger or consolidation, issuance or retirement of its own securities, limitations upon the payment of dividends and other aspects of banking operations. In addition, its activities and operations are subject to a number of additional detailed, complex and sometimes overlapping federal and state laws and regulations. These include state usury and consumer credit laws, state laws relating to fiduciaries, the Federal Truth-in-Lending Act and Regulation Z, the Federal Equal Credit Opportunity Act and Regulation B, the Fair Credit Reporting Act, the Community Reinvestment Act, anti-redlining legislation and antitrust laws.

Dividend Regulation

The ability of the Company to obtain funds for the payment of dividends and for other cash requirements is largely dependent on dividends declared and paid by its subsidiary bank. Payment of dividends by the Bank and any other subsidiary bank of the Company will be subject to restrictions imposed by federal and state banking laws. These restrictions include the prohibition in the Federal Deposit Insurance Act against the payment of dividends by any insured bank if it is in default in the payment of any assessment to the FDIC and the requirement that no dividend may be declared or paid until the earlier of the date which is three years from the opening of the bank or on which all initial losses of the bank have been recovered.

Under Ohio law, a bank's board of directors may declare dividends and distributions on the bank's outstanding shares, subject to all of the following conditions:

(A) Payment of a dividend or distribution may, generally, only be funded from undivided profits.

(B) A dividend or distribution may be paid in treasury shares or in authorized but unissued shares, if the board makes the required transfers to surplus and paid-in capital.

(C) The approval of the superintendent of financial institutions is required for the declaration of dividends and distributions if the total of all dividends and distributions declared on the bank's shares in any year, and not paid in shares, exceeds the total of its net income for that year combined with its retained net income of the preceding two years.

(D) Prior to the declaration of any dividend or distribution the bank has made all required allocations to reserves for losses or contingencies.

Government Policies and Legislation

The policies of regulatory authorities, including the Federal Reserve Board and the FDIC have had significant effect on the operating results of commercial banks in the past and are expected to do so in the future. An important function of the Federal Reserve Board is to regulate aggregate national credit and money supply through such means as open market dealings in securities, establishments of the discount rate on bank borrowings, changes in reserve requirements against bank deposits and limitations on interest rates which banks may pay on deposits. Policies of these agencies may be influenced by many factors, including inflation, unemployment, short-term and long-term changes in the international trade balance and fiscal policies of the United States government.

The United States Congress has periodically considered and adopted legislation which has resulted in, and is presently considering other legislation that could result in, further deregulation of both banks and other financial institutions, including mutual funds, securities brokerage firms and investment banking firms. No assurance can be given as to whether any additional legislation will be adopted or as to the effect such legislation would have on the business of the Bank or the Company.

Ohio law allows a bank to branch into any county within the state and interstate branching is generally permitted. A bank holding company is presently permitted to merge any or all of its bank subsidiaries into a single bank.

LITIGATION

There are no material pending legal proceedings to which the Company is a party or to which any of its property is subject.

LEGAL MATTERS

The validity of the Shares offered hereby will be passed upon for the Company by Shuler, Plank & Brahm, A Legal Professional Association, 145 East Rich Street, Suite 400, Columbus, Ohio 43215.

THIRD STREET BANCSHARES, INC.
AND SUBSIDIARY

MARIETTA, OHIO

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2002



THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
MARIETTA, OHIO
JUNE 30, 2002

TABLE OF CONTENTS

Harman, Thompson, Mallory & Ice, A.C.
Certified Public Accountants

ACCOUNTANTS' REVIEW REPORT

Board of Directors
Third Street Bancshares, Inc. and Subsidiary
Marietta, Ohio

We have reviewed the accompanying consolidated balance sheets of Third Street Bancshares, Inc. and its Subsidiary (Settlers Bank) as of June 30, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the six-month periods then ended, in accordance with *Statements on Standards for Accounting and Review Services* issued by the American Institute of Certified Public Accountants. All information included in these consolidated financial statements is the representation of the management of Third Street Bancshares and its Subsidiary.

A review consists principally of inquiries of Bank personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Harman, Thompson, Mallory & Ice A.C.

Parkersburg, West Virginia
August 2, 2002

000048

TOWNE SQUARE, P.O. BOX 149, PARKERSBURG, WEST VIRGINIA 26102-0149 304/485-6584

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2002 AND 2001

STATEMENT I

	2002	2001
ASSETS		
Cash and Due from Banks	$ 1,690,893	$ 1,872,577
Federal Funds Sold	780,000	5,599,000
Investment Securities:		
Securities Held-to-Maturity, at Amortized Cost (Fair Value: 2002 - $1,011,406, 2001 - $2,007,200)	995,471	1,993,532
Securities Available-for-Sale, at Fair Value	3,462,121	2,311,280
Loans	40,860,336	28,687,080
Less: Allowance for Loan Losses	(491,000)	(505,000)
Loans - Net	40,369,336	28,182,080
Accrued Interest Receivable	194,993	187,840
Premises and Equipment, at Cost Less Accumulated Depreciation	2,021,808	2,147,381
Deferred Tax Benefits	505,023	374,079
Foreclosed Properties	92,962	-0-
Other Assets	100,549	70,484
TOTAL ASSETS	$ 50,213,156	$ 42,738,253
LIABILITIES AND SHAREHOLDERS' EQUITY		
DEPOSITS		
Demand - Noninterest Bearing	$ 4,446,642	$ 3,319,698
Demand - Interest-Bearing	11,496,967	8,843,306
Savings	9,869,284	5,568,033
Time	18,168,086	17,674,450
TOTAL DEPOSITS	$ 43,980,979	$ 35,405,487
Line-of-Credit	500,000	-0-
Federal Funds Purchased	700,000	-0-
Securities Sold under Repurchase Agreements	185,439	3,042,773
Accrued Interest Payable	93,804	126,924
Other Liabilities	117,234	48,020
TOTAL LIABILITIES	$ 45,577,456	$ 38,623,204
SHAREHOLDERS' EQUITY		
Common Stock ($25.00 Stated Value; 500,000 Shares Authorized; Issued and Outstanding Shares - 228,000 in 2002 and 2001)	$ 5,700,000	$ 5,700,000
Retained Earnings (Deficit)	(1,137,851)	(1,617,013)
Accumulated Other Comprehensive Income	73,551	32,062
TOTAL SHAREHOLDERS' EQUITY	$ 4,635,700	$ 4,115,049
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 50,213,156	$ 42,738,253

See accountants' review report and notes to the consolidated financial statements.

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

STATEMENT II

	2002	2001
INTEREST INCOME		
Interest and Fees on Loans	$ 1,453,981	$ 1,117,195
Interest on Interest-Bearing Deposits in Other Banks	629	1,812
Interest on Time Deposits	-0-	3,826
Interest on Federal Funds Sold	13,240	95,744
Interest and Dividends on Investment Securities	111,988	205,136
TOTAL INTEREST INCOME	**$ 1,579,838**	**$ 1,423,713**
INTEREST EXPENSE		
Interest on Deposits	$ 581,590	$ 749,239
Interest on Securities Sold under Repurchase Agreements	567	55,181
Interest on Federal Funds Purchased	2,490	5,659
Interest on Other Borrowed Funds	13,809	-0-
TOTAL INTEREST EXPENSE	**$ 598,456**	**$ 810,079**
NET INTEREST INCOME	**$ 981,382**	**$ 613,634**
Provision for Loan Losses	79,981	117,993
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	**$ 901,401**	**$ 495,641**
NONINTEREST INCOME		
Service Charges and Fees on Deposits	$ 63,211	$ 43,894
Other Income	22	442
TOTAL NONINTEREST INCOME	**$ 63,233**	**$ 44,336**
NONINTEREST EXPENSE		
General and Administrative:		
Employee Compensation and Benefits	$ 420,782	$ 359,419
Occupancy Expense	18,825	26,423
Furniture and Equipment Expense	61,219	80,583
Internet and Data Processing Fees	106,841	80,760
Other Expenses	191,030	163,317
TOTAL NONINTEREST EXPENSE	**$ 798,697**	**$ 710,502**
INCOME (LOSS) BEFORE INCOME TAXES	**$ 165,937**	**$ (170,525)**
Applicable Income Taxes (Benefit)	73,088	(31,964)
NET INCOME (LOSS)	**$ 92,849**	**$ (138,561)**
NET INCOME (LOSS) AVAILABLE FOR COMMON SHAREHOLDERS	**$ 92,849**	**$ (138,561)**
PER COMMON SHARE DATA:		
NET INCOME (LOSS)	**$ 0.41**	**$ (0.61)**
CASH DIVIDENDS DECLARED	**$ 0.00**	**$ 0.00**

See accountants' review report and notes to the consolidated financial statements.

000050

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

STATEMENT III

	COMMON STOCK	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL SHAREHOLDERS' EQUITY
BALANCE, DECEMBER 31, 2000	$ 5,700,000	(1,478,452)	18,341	4,239,889
COMPREHENSIVE INCOME				
Net Income (Loss) for Period		(138,561)		(138,561)
Other Comprehensive Income, Net of Deferred Income Tax:				
Changes in Unrealized Gain (Loss) on Investment Securities Available-for-Sale, Net of Deferred Income Tax Benefit of $3,237			13,721	13,721
TOTAL COMPREHENSIVE INCOME				(124,840)
BALANCE, JUNE 30, 2001	$ 5,700,000	$ (1,617,013)	$ 32,062	$ 4,115,049
BALANCE, DECEMBER 31, 2001	$ 5,700,000	$ (1,230,700)	$ 40,825	$ 4,510,125
COMPREHENSIVE INCOME				
Net Income (Loss) for Year		92,849		92,849
Other Comprehensive Income, Net of Deferred Income Tax:				
Changes in Unrealized Gain (Loss) on Investment Securities Available-for-Sale, Net of Deferred Income Tax Benefit of $3,968			32,726	32,726
TOTAL COMPREHENSIVE INCOME				125,575
BALANCE, JUNE 30, 2002	$ 5,700,000	$ (1,137,851)	$ 73,551	$ 4,635,700

See accountants' review report and notes to the consolidated financial statements.

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

STATEMENT IV

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
NET INCOME (LOSS)	$ 92,849	$ (138,561)
ADJUSTMENTS TO RECONCILE NET INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES		
Deferred Income Taxes	$ 73,088	$ (31,964)
Depreciation	69,800	76,800
Provision for Loan Losses	79,981	117,993
Other Amortizations (Accretions) - Net	3,265	(45,625)
(Increase) Decrease in Accrued Interest Receivable	(30,484)	(16,133)
(Increase) Decrease in Other Assets	(56,934)	(23,564)
Increase (Decrease) in Accrued Interest Payable	(22,057)	27,294
Increase (Decrease) in Other Liabilities	52,835	1,938
TOTAL ADJUSTMENTS	$ 169,494	$ 106,739
NET CASH FLOWS FROM OPERATING ACTIVITIES	$ 262,343	$ (31,822)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net (Increase) Decrease in Time Deposits	$ -0-	$ 495,000
Net (Increase) Decrease in Federal Funds Sold	2,284,000	(3,910,000)
Purchases of Investment Securities Available-for-Sale	(46,750)	(5,500)
Proceeds from the Sales or Maturities of Investment Securities Available-for-Sale	-0-	3,044,000
Proceeds from Redemption of Federal Home Loan Bank Stock	-0-	950
Loan Originations and Principal Payment on Loans	(6,799,382)	(5,607,852)
Capital Expenditures	(3,730)	(5,520)
NET CASH FLOWS FROM INVESTING ACTIVITIES	$ (4,565,862)	$ (5,988,922)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net Increase (Decrease) in Total Deposits	$ 2,916,427	$ 7,766,925
Net Increase (Decrease) in Federal Funds Purchased	700,000	(2,000,000)
Net Increase (Decrease) in Securities Sold under Repurchase Agreements	(72,766)	910,077
NET CASH FLOWS FROM FINANCING ACTIVITIES	$ 3,543,661	$ 6,677,002
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ (759,858)	$ 656,258
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	2,450,751	1,216,319
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,690,893	$ 1,872,577

See accountants' review report and notes to the consolidated financial statements.

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001
(CONTINUED)

STATEMENT IV

	2002	2001
SUPPLEMENTARY DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES		
Total Change in Unrealized Gain (Loss) on Securities Available-for-Sale	$ 25,521	$ 16,142
SUPPLEMENTARY DISCLOSURE OF CASH FLOWS INFORMATION		
Cash Paid during the Year For:		
Interest	$ 620,513	$ 782,785
Income Taxes	$ -0-	$ -0-

See accountants' review report and notes to the consolidated financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

Nature of Operations

Third Street Bancshares Inc. (the Corporation) is a bank holding company whose principal activity is the ownership and management of its wholly-owned Subsidiary, Settlers Bank (the Bank). The Bank provides a variety of financial services to individuals and corporate customers at its location in Marietta, Ohio. The Bank's primary deposit products are noninterest-bearing and interest-bearing checking accounts, savings accounts, and certificates of deposit. Its primary lending products are single-family residential loans, commercial loans, and other consumer loans.

Basis of Presentation

The accounting and reporting policies of Third Street Bancshares, Inc. and its Subsidiary are in conformity with accounting principles generally accepted in the United States of America followed within the banking industry. The significant accounting policies employed in the preparation of the accompanying consolidated financial statements are summarized below.

Principles of Consolidation

The consolidated financial statements include the accounts of Third Street Bancshares, Inc. and its wholly-owned Subsidiary, Settlers Bank. All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The determination of the adequacy of the allowance for loan losses and the valuation of foreclosed properties is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans and foreclosed real estate or other property, management obtains independent appraisals for significant collateral.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONTINUED)

Use of Estimates (Continued)

While management uses available information to recognize losses on loans and foreclosed properties, further reductions in the carrying amounts of loans and foreclosed assets may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's estimated losses on loans and foreclosed properties. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans and foreclosed properties may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Concentrations and Credit Risk

The Bank's loans, commitments, and lines-of-credit have been granted to customers in the Bank's market area. Most customers are depositors of the Bank. The concentrations of credits, by type of loan, are set forth in Note 3. The distribution of commitments to extend credit and lines-of-credit approximates the distribution of loans outstanding. The Bank, as a matter of general policy, does not extend credit to any single borrower or group of related borrowers in excess of 15% of the Bank's capital at the time of the loan closing except for circumstances permitted under Regulation O.

The Bank manages its loan portfolio to avoid concentration by industry or loan size to minimize its credit exposure. Commercial loans may be collateralized by the assets underlying the borrower's business such as accounts receivable, equipment, inventory, and real property. Consumer loans such as residential mortgage and installment loans are generally secured by the real or personal property financed. Commercial real estate loans are generally secured by the underlying real property. The ultimate collectibility of a substantial portion of the Bank's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed properties are susceptible to changes in the local market conditions.

Statement of Cash Flows

For the purpose of reporting cash flows, the Corporation and its Subsidiary define cash as cash on hand (i.e. vault and teller funds) and cash equivalent amounts due from correspondent depository institutions, as reported in the Balance Sheets caption "Cash and Due from Banks". Only such cash equivalents with original maturities of three months or less are used for this purpose.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONTINUED)

Investment Securities

It is the policy of the Corporation and its Subsidiary to prohibit the use of their respective investment accounts to maintain a trading account or to speculate in securities that would demonstrate management's intent to profit from short-term price movements.

Government and federal agency debt securities that management has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at cost, adjusted for amortization of premiums and accretion of discounts that are recognized in investment interest income using methods approximating the interest method over the period to maturity.

Available-for-sale securities consist of investment securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses on available-for-sale securities are included in the caption "Accumulated Other Comprehensive Income" as a separate component of shareholders' equity until realized. Realized gains and losses on securities available-for-sale would be included as a separate line on the Consolidated Statements of Income and, when applicable, would be reported as a reclassification adjustment in "Accumulated Other Comprehensive Income". Gains and losses on the sale of securities available-for-sale are determined using the specific-identification method. The amortization of premiums and the accretion of discounts are recognized in investment interest income using methods approximating the interest method over the period of maturity.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. The related write-downs would be included in earnings as realized losses. Fair values of securities are determined by prices obtained from independent market sources.

Loans

Loans are stated at unpaid principal balances, less deferred loan fees.

Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONTINUED)

Loans (Continued)

The accrual of interest income on mortgage, commercial, and consumer loans generally is discontinued when a loan becomes 90 days past due as to principal or interest. When interest accruals are discontinued, unpaid interest recognized in income in the current period is reversed, and interest accrued in prior periods is charged to the allowance for loan losses. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral exceeds the principal balance and accrued interest and the loan is in the process of collection.

Consistent with the Bank's existing method of income recognition for loans, interest on impaired loans, except those classified as nonaccrual, is recognized as income using the accrual method. The Bank's method of income recognition for impaired loans that are classified as nonaccrual is to recognize interest income on the cash basis of income recognition or apply the cash receipt to principal when the ultimate collectibility of principal is in doubt.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions, and other risks inherent in the portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Although management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses.

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation. The initial land acquisition by the Company was for cash consideration paid to a development company owned by five of the original shareholders. The purchase price was the same as the cash paid by the development company for the land in an arms length transaction.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONTINUED)

Premises and Equipment (Continued)

Premises and equipment are depreciated over their estimated useful lives using either straight-line or an accelerated method. Useful lives are revised when a change in life expectancy becomes apparent.

Maintenance and repairs are expensed as incurred and major renewals and betterments are capitalized. Gains or losses on dispositions of premises and equipment are included in current operations as realized.

Foreclosed Properties

Foreclosed properties include both formally foreclosed property and in-substance foreclosed property. In-substance foreclosed properties are those properties for which the Bank takes physical possession, regardless of whether formal foreclosure proceedings have taken place.

Real estate and other properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at the lower of the Bank's carrying amount or fair value less estimated selling cost at the date of foreclosure. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less cost to sell. Cost of significant property improvements is capitalized, whereas costs relating to holding property are expensed. The portion of interest costs relating to development of real estate is capitalized. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of a property to the lower of its cost or fair value less cost to sell.

Advertising

The Corporation and its Subsidiary's policy is to expense advertising costs as incurred.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONTINUED)

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of available-for-sale securities, allowance for loan losses, organization expenses, and net operating loss carryforwards for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Similarly, as future expectations of benefit utilizations are revised, valuations are also adjusted through the provision for income tax.

The Corporation and its Subsidiary files a consolidated federal tax return. Tax allocation arrangements between the Corporation and its Subsidiary follow the policy of determining income taxes as if the Subsidiary filed a separate federal tax return with consolidation surtax eliminations at the Corporation's level.

Stock Incentive Plan

The Corporation has a Stock Incentive Plan (the Plan) which provides for the grant of stock options to its directors, officers, and other key employees to serve as a performance incentive and to encourage the ownership and capital growth of the Corporation's stock by key individuals whose vested interest in the success of the Corporation is deemed important.

The Plan is Board administered, has a defined option price, and has a three-year vesting provision. The Plan is subject to certain annual and total awards to individuals' limitations, as well as an overall aggregate share limitation. The Plan has a ten-year life terminating July 30, 2009.

Earnings Per Share

Earnings per share of common stock are based on the weighted-average number of shares of common stock outstanding during each period. Such weighted-average shares outstanding were 228,000 and 228,000 shares for the six-month periods ended June 30, 2002 and 2001, respectively.

NOTE 2: INVESTMENT SECURITIES

Investment securities have been classified according to management's intent. The amortized cost of securities and their approximate fair values are as follows:

	JUNE 30, 2002			
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
SECURITIES HELD-TO-MATURITY				
U.S. Government Agencies and Corporations	$ 995,471	$ 15,935	$ -0-	$ 1,011,406
TOTAL	$ 995,471	$ 15,935	$ -0-	$ 1,011,406
SECURITIES AVAILABLE-FOR-SALE				
U.S. Government Agencies and Corporations	$ 3,048,241	$ 86,530	$ -0-	$ 3,134,771
Equity Securities	327,350	-0-	-0-	327,350
TOTAL	$ 3,375,591	$ 86,530	$ -0-	$ 3,462,121

	JUNE 30, 2001			
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
SECURITIES HELD-TO-MATURITY				
U.S. Government Agencies and Corporations	$ 1,993,532	$ 13,668	$ -0-	$ 2,007,200
TOTAL	$ 1,993,532	$ 13,668	$ -0-	$ 2,007,200
SECURITIES AVAILABLE-FOR-SALE				
U.S. Government Agencies and Corporations	$ 1,989,910	$ 37,720	$ -0-	$ 2,027,630
Equity Securities	283,650	-0-	-0-	283,650
TOTAL	$ 2,273,560	$ 37,720	$ -0-	$ 2,311,280

NOTE 2: INVESTMENT SECURITIES (CONTINUED)

Federal Home Loan Bank and Federal Reserve Bank stock is included in equity securities at its stated par value since it is not practicable to estimate the fair value because these securities are not marketable.

The following is a summary of maturities of securities held-to-maturity and available-for-sale as of June 30, 2002:

	SECURITIES HELD-TO-MATURITY		SECURITIES AVAILABLE-FOR-SALE	
	AMORTIZED COST	FAIR VALUE	AMORTIZED COST	FAIR VALUE
Due in One Year or Less	$ -0-	$ -0-	$ 997,076	$ 1,017,656
Due after One Year through Five Years	995,471	1,011,406	2,051,165	2,117,115
Equity Securities – No Stated Maturity	-0-	-0-	327,350	327,350
TOTAL	$ 995,471	$ 1,011,406	$ 3,375,591	$ 3,462,121

There were no securities transferred between classifications during the six-month periods ended June 30, 2002 and 2001.

Securities pledged to secure government deposits and other purposes as required or permitted by law had a book value of $3,048,241 and $2,835,863 as of June 30, 2002 and 2001, respectively. The fair values of the pledged securities totaled $3,134,771 and $2,881,239 at June 30, 2002 and 2001, respectively.

Interest and Dividends on Securities

The following represents the interest and dividends on securities, presented by investment classifications, for the six-month periods ended June 30, 2002, and 2001:

	JUNE 30,	
	2002	2001
U.S. Treasury and Federal Agency/Obligations	$ 104,236	$ 196,551
Other Investments	7,752	8,585
TOTAL	$ 111,988	$ 205,136

NOTE 3: LOANS

Major classifications of loans are summarized as follows:

	JUNE 30,	
	2002	2001
Mortgage Loans	$ 19,311,646	$ 14,020,777
Commercial Loans	14,245,960	9,534,113
Installment Loans	5,217,387	4,061,463
Home Equity Loans	2,204,652	1,130,261
TOTAL LOANS	**$ 40,979,645**	**$ 28,746,614**
LESS: Unearned Deferred Fees	(119,309)	(59,534)
	$ 40,860,336	**$ 28,687,080**

A significant concentration of credit exists through outstanding loans to and leases acquired from a commercial and consumer leasing company (approximately $1,700,000 at June 30, 2002). These credits are reflected in the commercial and installment loan categories above.

Information regarding impaired loans is as follows for the six-month periods ended June 30, 2002 and 2001:

	JUNE 30,	
	2002	2001
INFORMATION ON IMPAIRED LOANS FOR THE PERIOD ENDED		
Average Investment in Impaired Loans	$ 55,664	$ -0-
Interest Income Recognized on Impaired Loans Including Interest Income Recognized on Cash Basis	$ 1,538	$ N/A
INFORMATION ON IMPAIRED LOANS AT PERIOD END		
Balance of Impaired Loans	$ 62,448	$ -0-
LESS: Portion for Which No Allowance for Loan Losses Is Allocated	(15,234)	-0-
Portion of Impaired Loan Balance for Which an Allowance for Loan Losses Is Allocated	**$ 47,214**	**$ -0-**
Portion of Allowance for Loan Losses Allocated to the Impaired Loan Balance	**$ 30,189**	**$ -0-**

At June 30, 2002, the Bank has no commitments to loan additional funds to the borrowers of impaired or nonaccrual loans or to borrowers whose loans have been modified.

NOTE 4: ALLOWANCE FOR LOAN LOSSES

An analysis of the allowance for loan losses is as follows for the six-month periods ended June 30, 2002 and 2001:

	JUNE 30, 2002	JUNE 30, 2001
BALANCE, BEGINNING OF PERIOD	$ 411,000	$ 402,000
Provisions Charged to Operations	79,981	117,993
Loans Charged Off	-0-	(15,015)
Recoveries	19	22
BALANCE, END OF PERIOD	$ 491,000	$ 505,000

The allowance for loans losses consists of the following amounts relating to outstanding loan classifications as of June 30, 2002 and 2001:

	JUNE 30, 2002	JUNE 30, 2001
Mortgage Loans	$ 71,785	$ 40,377
Commercial Loans	340,003	424,181
Installment Loans	68,336	32,249
Home Equity Loans	9,920	5,536
Overdrafts Classified as Loans	956	2,657
BALANCE, END OF PERIOD	$ 491,000	$ 505,000

NOTE 5: TRANSACTIONS WITH OFFICERS AND DIRECTORS

In the ordinary course of business, the Corporation and its Subsidiary has and expects to continue to have transactions, including borrowings, with its officers, directors, and their affiliates. In the opinion of management, such transactions were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other persons and did not involve more than a normal risk of collectibility or present any other unfavorable features to the Corporation and its Subsidiary.

Loans to such borrowers are summarized as follows:

	JUNE 30, 2002	JUNE 30, 2001
BALANCE AT BEGINNING OF PERIOD	**$ 1,624,990**	**$ 1,758,319**
Repayments	(48,610)	(173,566)
Borrowings	20,098	161,140
BALANCE AT END OF PERIOD	$ 1,596,478	$ 1,745,893

NOTE 6: ACCRUED INTEREST RECEIVABLE

Accrued interest receivable at June 30, 2002 and 2001 consists of the following:

	JUNE 30,	
	2002	2001
Investment Securities	$ 24,243	$ 57,445
Loans	170,750	130,395
TOTAL	$ 194,993	$ 187,840

NOTE 7: BANK PREMISES AND EQUIPMENT

Bank premises and equipment is presented on the Consolidated Balance Sheets at cost net of accumulated depreciation and consists of the following:

	JUNE 30,	
	2002	2001
Land and Improvements	$ 264,994	$ 264,994
Bank Premises	1,668,618	1,664,718
Furniture and Equipment	533,576	519,656
TOTAL COST	$ 2,467,188	$ 2,449,368
LESS: Accumulated Depreciation	(445,380)	(301,987)
NET	$ 2,021,808	$ 2,147,381

Depreciation and amortization amounted to $69,800 and $76,800 for the six-month periods ended June 30, 2002 and 2001, respectively.

NOTE 8: DEPOSITS

The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of $100,000 was $6,726,033 and $6,412,307 at June 30, 2002 and 2001, respectively. Interest expense on time deposits in denominations of $100,000 or more for the six-month periods ended June 30, 2002 and 2001 was $156,217 and $191,593, respectively.

At June 30, 2002, scheduled maturities of certificates of deposit are as follows:

June 30,	2003	$ 8,581,606
	2004	6,524,640
	2005	1,127,892
	2006	67,207
	2007 and Thereafter	1,866,741
TOTAL		$ 18,168,086

NOTE 8: DEPOSITS (CONTINUED)

The Bank held deposits of approximately $1,841,998 and $1,230,953 for related parties at June 30, 2002 and 2001, respectively.

Interest expense on deposits for the six-month periods ended June 30, 2002 and 2001 is as follows:

	JUNE 30,	
	2002	2001
Demand - Interest-Bearing	$ 67,332	$ 143,053
Savings	82,493	88,107
Time	431,765	518,079
	$ 581,590	$ 749,239

NOTE 9: LINE-OF-CREDIT

On November 30, 2001, Third Street Bancshares, Inc. obtained a line-of-credit from Citizens First Bank, not to exceed $600,000, at a variable rate of three percent above the federal fund rate, maturing November 30, 2002. The borrowing is collateralized by one hundred sixty-five shares of Third Street Bancshares, Inc. stock. The balance at June 30, 2002 was $500,000 at a variable rate of 5.5%.

NOTE 10: FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Federal Funds Purchased

Federal funds purchased generally mature within one to four days from the transaction date. The details of this classification are as follows for the six-month periods ended:

	JUNE 30,	
	2002	2001
Federal Funds Purchased		
Balance at End of Period	$ 700,000	$ -0-
Average During Period	$ 337,923	$ 165,625
Maximum Month-End Balance	$ 1,500,000	$ -0-
Average Rate During Period	1.40%	6.75%
Rate at Period End	2.15%	N/A

NOTE 10: FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER REPURCHASE AGREEMENTS (Continued)

Repurchase Agreements

Repurchase agreements generally represent overnight-borrowing transactions. The details of this classification are as follows for the six-month periods ended June 30, 2002 and 2001:

	JUNE 30,	
	2002	2001
Repurchase Agreements		
Balance at End of Period	$ 185,439	$ 3,042,773
Average during Period	$ 225,034	$ 2,825,580
Maximum Month-End Balance	$ 421,828	$ 3,211,824
Average Rate during Period	2.50%	4.25%
Rate at Period End (Weighted Average)	2.40%	4.08%

Securities with a total par value of $650,000 were pledged for sweep accounts associated with repurchase agreements as of June 30, 2002.

NOTE 11: STOCK INCENTIVE PLAN

The Corporation has a Stock Incentive Plan which provides for the grant of stock options to its directors, officers, and other key employees to serve as a performance incentive and to encourage the ownership and capital growth of the Corporation's stock by key individuals whose vested interest in the success of the Corporation is deemed important.

The Plan is Board administered, has a defined option price based on the higher of the stock's initial offering price, book value as of the previous calendar year-end, or fair market value on the date of grant, and has a three-year vesting provision. The Plan is subject to certain annual and total awards to individuals' limitations, as well as an overall award limitation of 30,780 aggregate shares. Each option shall expire not more than ten years from the date the option is granted, and the Plan has a ten-year life terminating July 30, 2009.

Options for 200 and 200 shares were awarded for the six-month periods ended June 30, 2002, and 2001, respectively. No options were vested as of June 30, 2002. Cumulative net options outstanding for 2002 and 2001 are 13,940 and 11,400, respectively.

NOTE 12: COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Corporation and its Subsidiary have various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. The following are the principal commitments.

NOTE 12: COMMITMENTS AND CONTINGENCIES (Continued)

Commitments Under Servicing Agreement

The Bank has contracted with a third-party service center to perform substantially all electronic data processing services for the Bank. Pursuant to this agreement, certain payments may become due if the agreement is terminated before July, 2004. As of June 30, 2002, the contingent liability to the Bank's service center is estimated to be $156,341, plus the actual costs incurred in connection with the termination.

Loan Commitments

At June 30, 2002 and 2001, the Bank had outstanding firm commitments to extend credit as follows:

	JUNE 30, 2002		
	FIXED RATE	VARIABLE RATE	TOTAL
Installment	$ -0-	$ -0-	$ -0-
Home Equity Lines-of-Credit	-0-	2,051,894	2,051,894
Mortgage Loans	587,017	397,000	984,017
Commercial Loans	465,591	1,740,351	2,205,942
	$ 1,052,608	$ 4,189,245	$ 5,241,853

	JUNE 30, 2001		
	FIXED RATE	VARIABLE RATE	TOTAL
Installment	$ 10,000	$ -0-	$ 10,000
Home Equity Lines-of-Credit	-0-	1,384,095	1,384,095
Mortgage Loans	381,724	-0-	381,724
Commercial Loans	142,959	2,468,731	2,611,690
	$ 534,683	$ 3,852,826	$ 4,387,509

The Bank had commitments under standby letters-of-credit that totaled $130,000 and $138,238 at June 30, 2002 and 2001, respectively.

NOTE 12: COMMITMENTS AND CONTINGENCIES (Continued)

Restriction On Cash and Due from Banks

The Bank is required to maintain cash balances with the Federal Reserve and other banks based on the types and amounts of deposits held. During the six-month period ended June 30, 2002, the aggregate balance maintained to meet these requirements was approximately $150,000.

From time to time, the Bank maintains cash balances in any one financial institution exceeding insured balances by the Federal Deposit Insurance Corporation up to $100,000 in aggregate.

Other Commitments and Contingencies

From time to time, the Corporation and its Subsidiary are defendants in various legal proceedings arising in connection with its business. It is the best judgment of management that neither the financial position nor results of operations of the Corporation and its Subsidiary will be materially affected by the final outcome of any such legal proceedings.

NOTE 13: INCOME TAXES

The Corporation and its Subsidiary files a consolidated federal income tax return.

The consolidated provision for income taxes included in the Consolidated Statements of Income consists of the following components of applicable income tax expense (benefit) for the six-month periods ended June 30, 2002 and 2001.

	JUNE 30,	
	2002	2001
CURRENT INCOME TAXES		
Federal	$ -0-	$ -0-
	$ -0-	$ -0-
DEFERRED INCOME TAXES		
Federal	$ 73,088	$ (31,964)
	$ 73,088	$ (31,964)
TOTAL INCOME TAXES	**$ 73,088**	**$ (31,964)**

NOTE 13: INCOME TAXES (CONTINUED)

A reconciliation between the amount of reported income tax expense (benefit) and the amount computed by multiplying the statutory income tax rate by book pretax income for the six-month periods ended June 30, 2002 and 2001 is as follows:

	2002		2001	
	AMOUNT	%	AMOUNT	%
Federal Statutory Tax Rate	$ 56,419	34	$ (57,979)	(34)
Effect of Other Items	16,669	10	26,015	15
REPORTED EFFECTIVE TAX RATE	$ 73,088	44	$ (31,964)	(19)

Deferred tax assets and liabilities result from temporary timing differences of revenue and expense recognition for income tax return filing purposes and financial reporting purposes. Significant components of deferred tax assets and liabilities as of June 30, 2002 and 2001 are as follows:

	JUNE 30,	
	2002	2001
DEFERRED TAX ASSETS		
Start-up and Organization Costs Deferred for Tax Purposes	$ 14,298	$ 29,793
Federal Net Operating Loss Carryforward	376,277	551,224
Net Operating Loss Carryforward-Valuation Limitation	-0-	(275,612)
Allowance for Loan Losses	165,760	102,174
Allowance for Loan Losses-Valuation Limitation	(38,332)	(27,842)
TOTAL DEFERRED TAX ASSETS	**$ 518,003**	**$ 379,737**
DEFERRED TAX LIABILITIES		
Investment Securities Available-for-Sale	$ 12,980	$ 5,658
TOTAL DEFERRED TAX LIABILITIES	**$ 12,980**	**$ 5,658**

As of June 30, 2002, the Corporation had approximately $1,154,087 in federal income tax losses available as carryforwards to reduce taxable income in future periods. These net operating loss carryforwards expire as follows:

2019	$ 616,686
2020	$ 527,403
2021	$ 9,998

A valuation limitation on the net operating loss carryforward deferred tax asset had been established in prior years based on the present value of future expectations of the utilization of the tax benefit arising from the carryforward. This valuation allowance was reversed after June 30, 2001 as the Corporation achieved positive operating performance, and the utilization of the net operating loss carryforwards is reasonably assured based on current expectations of future operating results.

NOTE 14: FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Subsidiary of the Corporation is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters-of-credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, varies and is based on management's credit evaluation of the counterparty.

Standby letters-of-credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Standby letters-of-credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters-of-credit is essentially the same as that involved in extending loan facilities to customers. The Bank's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

The Bank has not been required to perform on any financial guarantees during the past six-month period. The Bank has not incurred any losses on its commitments for either of the six-month periods ended June 30, 2002 or 2001.

NOTE 15: RESTRICTIONS ON RETAINED EARNINGS

The payment of dividends to shareholders by Third Street Bancshares, Inc. is not encumbered by any restrictive provisions. There are, however, limitations set by law on the amount of funds available to Third Street Bancshares, Inc. from its Subsidiary. Dividends may be paid out of funds legally available therefore subject to the restrictions set forth in the Ohio Revised Code. The Subsidiary Bank must maintain a Tier I capital to total adjusted assets ratio of at least nine percent for three years from commencement of banking operations and until such requirement is lifted by the State Superintendent of Financial Institutions.

NOTE 16: REGULATORY MATTERS

The Corporation is a bank holding company subject to supervision and regulation by the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956. As a bank holding company, the Corporation's activities and those of its banking Subsidiary are limited to the business of banking and activities closely related or incidental to banking.

NOTE 16: REGULATORY MATTERS (CONTINUED)

The Corporation's subsidiary bank, Settlers Bank, is subject to various regulatory capital requirements administered by the federal and state banking regulators. Failure to meet minimum regulatory capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators, that if undertaken, could have a direct material effect on the Corporation's consolidated financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, created by the Federal Deposit Insurance Corporation Act of 1991, the Bank must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the Act and its amendments are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), and Tier I capital to adjusted total assets (as defined). Management believes, as of June 30, 2002, that the Bank meets all capital adequacy requirements to which it is subject.

As of June 30, 2002 and 2001, the most recent notification from the Federal Deposit Insurance Corporation (FDIC) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Bank will have to maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since the most recent notification that management believes have changed the Bank's prompt corrective action category.

The Subsidiary Bank's actual and required capital amounts and ratios are presented in the table.

	ACTUAL		FOR CAPITAL ADEQUACY PURPOSES:		TO BE WELL CAPITALIZED UNDER PROMPT CORRECTIVE ACTION PROVISIONS:	
	AMOUNT (THOUSANDS)	RATIO	AMOUNT (THOUSANDS)	RATIO	AMOUNT (THOUSANDS)	RATIO
AS OF JUNE 30, 2002						
Total Risk-Based Capital (to Risk-Weighted Assets)	$4,979	13.4%	≥$ 2,980	≥8.0%	≥$ 3,726	≥10.0%
Tier I Capital (to Risk-Weighted Assets)	$4,513	12.1%	≥$ 1,490	≥4.0%	≥$ 2,235	≥ 6.0%
Tier I Capital - (Leverage) (to Adjusted Total Assets)	$4,513	9.40%	≥$ 1,919	≥4.0%	≥$ 2,398	≥ 5.0%

NOTE 16: REGULATORY MATTERS (CONTINUED)

	ACTUAL		FOR CAPITAL ADEQUACY PURPOSES:		TO BE WELL CAPITALIZED UNDER PROMPT CORRECTIVE ACTION PROVISIONS:	
	AMOUNT (THOUSANDS)	RATIO	AMOUNT (THOUSANDS)	RATIO	AMOUNT (THOUSANDS)	RATIO
AS OF JUNE 30, 2001						
Total Risk-Based Capital (to Risk-Weighted Assets)	$3,878	13.3%	≥$ 2,331	≥8.0%	≥$ 2,914	≥10.0%
Tier I Capital (to Risk-Weighted Assets)	$3,512	12.1%	≥$ 1,165	≥4.0%	≥$ 1,748	≥ 6.0%
Tier I Capital - (Leverage) (to Adjusted Total Assets)	$3,512	8.5%	≥$ 1,652	≥4.0%	≥$ 2,065	≥ 5.0%

NOTE 17: CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY

The following financial statements reflect the financial position and results of operations of Third Street Bancshares, Inc. (Parent Company Only).

CONDENSED BALANCE SHEETS
AS OF JUNE 30, 2002 AND 2001

	JUNE 30,	
	2002	2001
ASSETS		
Cash and Due from Banks (All from Subsidiary)	$ 144,382	$ 191,041
Investment in Subsidiary (Equity Basis)	4,838,676	3,859,165
Deferred Tax Benefits	126,662	64,843
Other Assets	28,501	-0-
TOTAL ASSETS	**$ 5,138,221**	**$ 4,115,049**
LIABILITIES		
Line-of-Credit	$ 500,000	$ -0-
Accrued Interest Payable	2,521	-0-
TOTAL LIABILITIES	**$ 502,521**	**$ -0-**
SHAREHOLDERS' EQUITY		
Common Stock (Stated Value $25.00 per share, 2002 and 2001 - 228,000 Shares Authorized, Issued, and Outstanding)	$ 5,700,000	$ 5,700,000
Retained Earnings (Deficit)	(1,137,851)	(1,617,013)
Accumulated Other Comprehensive Income	73,551	32,062
TOTAL SHAREHOLDERS' EQUITY	**$ 4,635,700**	**$ 4,115,049**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 5,138,221**	**$ 4,115,049**

NOTE 17: CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY (CONTINUED)

CONDENSED STATEMENTS OF INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

	JUNE 30, 2002	JUNE 30, 2001
REVENUE		
TOTAL REVENUE	$ -0-	$ -0-
EXPENSES		
Interest Expense	$ 13,809	$ -0-
Employee Compensation and Benefits	1,125	1,125
Other Expenses	1,010	5,000
TOTAL EXPENSES	$ 15,944	$ 6,125
INCOME (LOSS) BEFORE EQUITY IN UNDISTRIBUTED NET INCOME OF SUBSIDIARY	$ (15,944)	$ (6,125)
EQUITY IN UNDISTRIBUTED NET INCOME (LOSS)	108,793	(132,436)
NET INCOME (LOSS) BEFORE INCOME TAXES	$ 92,849	$ (138,561)
APPLICABLE INCOME TAXES (BENEFITS)	-0-	-0-
NET INCOME (LOSS)	$ 92,849	$ (138,561)

NOTE 17: CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY (CONTINUED)

CONDENSED STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

	JUNE 30, 2002	JUNE 30, 2001
CASH FLOWS FROM OPERATING ACTIVITIES		
NET INCOME (LOSS)	$ 92,849	$ (138,561)
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH FROM OPERATING ACTIVITIES:		
Undistributed Net (Income) Loss of Subsidiary	$ (108,793)	$ 132,436
(Increase) Decrease in Other Assets	(22,958)	-0-
TOTAL ADJUSTMENTS	$ (131,751)	$ 132,436
NET CASH FLOWS FROM OPERATING ACTIVITIES	$ (38,902)	$ (6,125)
CASH FLOWS FROM INVESTING ACTIVITIES		
NET CASH FLOWS FROM INVESTING ACTIVITIES	$ -0-	$ -0-
CASH FLOWS FROM FINANCING ACTIVITIES		
NET CASH FLOWS FROM FINANCING ACTIVITIES	$ -0-	$ -0-
NET INCREASE (DECREASE) IN CASH	$ (38,902)	$ (6,125)
CASH AT BEGINNING OF PERIOD	183,284	197,166
CASH AT END OF PERIOD	$ 144,382	$ 191,041
SUPPLEMENTARY DISCLOSURE OF CASH FLOWS INFORMATION		
Cash Paid during the Year for:		
Interest	$ -0-	$ -0-
Income Taxes	$ -0-	$ -0-

NOTE 17: CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY (CONTINUED)

Principal sources of revenues for the Corporation are dividends received from its Subsidiary. State law imposes limitations on the payment of dividends by the Subsidiary of the Corporation. The Subsidiary Bank must maintain a Tier I Capital to total adjusted assets ratio of at least nine percent for three years from commencement of banking operations and until such requirement is lifted by the State Superintendent of Financial Institutions.

Loans and extensions of credit must be secured in specified amounts. The Corporation had no borrowings outstanding from its Subsidiary bank at June 30, 2002.

NOTE 18: SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected quarterly financial data is presented below by quarter for the six-month periods ended June 30, 2002 and 2001:

	FIRST QUARTER	SECOND QUARTER	TOTAL
2002			
Total Interest Income	$ 758,157	$ 821,681	$ 1,579,838
Total Interest Expense	297,656	300,800	598,456
Net Interest Income	$ 460,501	$ 520,881	$ 981,382
Provision for Loan Losses	36,981	43,000	79,981
Net Interest Income after Provision for Losses	$ 423,520	$ 477,881	$ 901,401
Total Noninterest Income	29,716	33,517	63,233
Total Noninterest Expense	373,100	425,597	798,697
Provision for Income Taxes (Benefits)	23,458	49,630	73,088
Net Income (Loss)	**$ 56,678**	**$ 36,171**	**$ 92,849**
Net Income (Loss) Applicable to Common Stock	$ 56,678	$ 36,171	$ 92,849
Per Common Share	$ 0.25	$ 0.16	$ 0.41

NOTE 18: SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED) (Continued)

	FIRST QUARTER	SECOND QUARTER	TOTAL
2001			
Total Interest Income	$ 675,554	$ 748,159	$ 1,423,713
Total Interest Expense	396,919	413,160	810,079
Net Interest Income	$ 278,635	$ 334,999	$ 613,634
Provision for Loan Losses	45,015	72,978	117,993
Net Interest Income after Provision for Losses	$ 233,620	$ 262,021	$ 495,641
Total Noninterest Income	14,065	30,271	44,336
Total Noninterest Expense	374,005	336,497	710,502
Provision for Income Taxes (Benefits)	(31,964)	-0-	(31,964)
Net Income (Loss)	$ (94,356)	$ (44,205)	$ (138,561)
Net Income (Loss) Applicable to Common Stock	$ (94,356)	$ (44,205)	$ (138,561)
Per Common Share	$ (0.42)	$ (0.19)	$ (0.61)

CONSOLIDATING INFORMATION

HTM&I

Harman, Thompson, Mallory & Ice, A.C.
Certified Public Accountants

ACCOUNTANTS' REPORT
ON CONSOLIDATING INFORMATION

Board of Directors
Third Street Bancshares, Inc. and Subsidiary
Marietta, Ohio

Our report on our review of the consolidated balance sheets of Third Street Bancshares, Inc. and Subsidiary as of June 30, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the six-month periods then ended appears on Page One. That review was made for the purpose of expressing limited assurance that there are no material modifications that should be made to the consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America. The consolidating information in Schedules I - VI is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position, results of operations, and cash flows of the individual companies. Such information has been subjected to the inquiry and analytical procedures applied in the review of the basic consolidated financial statements, and we are not aware of any material modifications that should be made thereto.

Harman, Thompson, Mallory & Ice A.C.

Parkersburg, West Virginia
August 2, 2002

TOWNE SQUARE, P.O. BOX 149, PARKERSBURG, WEST VIRGINIA 26102-0149 304/485-6584

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATING BALANCE SHEET
AS OF JUNE 30, 2002

SCHEDULE I

	THIRD STREET BANCSHARES, INC.	SETTLERS BANK	CONSOLIDATING ELIMINATIONS	CONSOLIDATION TOTALS
ASSETS				
Cash and Due from Banks	$ 144,382	$ 1,690,893	$ (144,382)	$ 1,690,893
Federal Funds Sold		780,000		780,000
Investment Securities:				
Securities Held-to-Maturity, at Amortized Cost		995,471		995,471
Securities Available-for-Sale, at Fair Value		3,462,121		3,462,121
Investment in Subsidiary	4,838,676		(4,838,676)	-0-
Loans		40,860,336		40,860,336
Less: Allowance for Loan Losses		(491,000)		(491,000)
Loans - Net	-0-	40,369,336	-0-	40,369,336
Accrued Interest Receivable		194,993		194,993
Premises and Equipment, At Cost				
Less Accumulated Depreciation		2,021,808		2,021,808
Deferred Tax Benefits	126,662	378,361		505,023
Foreclosed Properties		92,962		92,962
Other Assets	28,501	72,048		100,549
TOTAL ASSETS	$ 5,138,221	$ 50,057,993	$ (4,983,058)	$ 50,213,156
LIABILITIES AND SHAREHOLDERS' EQUITY				
DEPOSITS				
Demand - Noninterest Bearing	$	$ 4,591,024	$ (144,382)	$ 4,446,642
Demand - Interest Bearing		11,496,967		11,496,967
Savings		9,869,284		9,869,284
Time		18,168,086		18,168,086
TOTAL DEPOSITS	**$ -0-**	**$ 44,125,361**	**$ (144,382)**	**$ 43,980,979**
Line-of-Credit	500,000			500,000
Federal Funds Purchased		700,000		700,000
Securities Sold under Repurchase Agreements		185,439		185,439
Accrued Interest Payable	2,521	91,283		93,804
Other Liabilities		117,234		117,234
TOTAL LIABILITIES	**$ 502,521**	**$ 45,219,317**	**$ (144,382)**	**$ 45,577,456**
SHAREHOLDERS' EQUITY				
Common Stock	$ 5,700,000	$ 1,000,000	$ (1,000,000)	$ 5,700,000
Additional Paid in Capital		4,600,000	(4,600,000)	-0-
Retained Earnings (Deficit)	(1,137,851)	(834,875)	834,875	(1,137,851)
Accumulated Other Comprehensive Income	73,551	73,551	(73,551)	73,551
TOTAL SHAREHOLDERS' EQUITY	**$ 4,635,700**	**$ 4,838,676**	**$ (4,838,676)**	**$ 4,635,700**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 5,138,221**	**$ 50,057,993**	**$ (4,983,058)**	**$ 50,213,156**

F-35

See accountants' report on consolidating information.

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATING STATEMENT OF INCOME
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2002

SCHEDULE II

	THIRD STREET BANCSHARES, INC.	SETTLERS BANK	CONSOLIDATING ELIMINATIONS	CONSOLIDATION TOTALS
INTEREST INCOME				
Interest and Fees on Loans	$	$ 1,453,981	$	$ 1,453,981
Interest on Interest-Bearing Deposits in Other Banks		629		629
Interest on Federal Funds Sold		13,240		13,240
Interest and Dividends on Investment Securities		111,988		111,988
TOTAL INTEREST INCOME	$ -0-	$ 1,579,838	$ -0-	$ 1,579,838
INTEREST EXPENSE				
Interest on Deposits	$	$ 581,590	$	$ 581,590
Interest on Securities Sold under Repurchase Agreements		567		567
Interest on Federal Funds Purchased		2,490		2,490
Interest on Other Borrowed Funds	13,809			13,809
TOTAL INTEREST EXPENSE	$ 13,809	$ 584,647	$ -0-	$ 598,456
NET INTEREST INCOME	$ (13,809)	$ 995,191	$ -0-	$ 981,382
Provision for Loan Losses		79,981		79,981
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	$ (13,809)	$ 915,210	$ -0-	$ 901,401
NONINTEREST INCOME				
Equity (Income) from Subsidiary	$ 108,793	$	$ (108,793)	$ -0-
Service Charges and Fees on Deposits		63,211		63,211
Other Income		22		22
TOTAL NONINTEREST INCOME	$ 108,793	$ 63,233	$ (108,793)	$ 63,233
NONINTEREST EXPENSE				
General and Administrative:				
Employee Compensation and Benefits	$ 1,125	$ 419,657	$	$ 420,782
Occupancy Expense		18,825		18,825
Furniture and Equipment Expense		61,219		61,219
Internet and Data Processing Fees		106,841		106,841
Other Expenses	1,010	190,020		191,030
TOTAL NONINTEREST EXPENSE	$ 2,135	$ 796,562	$ -0-	$ 798,697
INCOME BEFORE INCOME TAXES	$ 92,849	$ 181,881	$ (108,793)	$ 165,937
Applicable Income Taxes		73,088		73,088
NET INCOME	$ 92,849	$ 108,793	$ (108,793)	$ 92,849

See accountants' report on consolidating information.

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2002

SCHEDULE III

	THIRD STREET BANCSHARES, INC.	SETTLERS BANK	CONSOLIDATING ELIMINATIONS	CONSOLIDATION TOTALS
CASH FLOWS FROM OPERATING ACTIVITIES				
NET INCOME	$ 92,849	$ 108,793	$ (108,793)	$ 92,849
ADJUSTMENTS TO RECONCILE NET INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES				
Undistributed Net Income of Subsidiary	$ (108,793)	$	$ 108,793	$ -0-
Deferred Income Taxes		73,088		73,088
Depreciation		69,800		69,800
Provision for Loan Losses		79,981		79,981
Other Amortizations (Accretions) - Net		3,265		3,265
(Increase) Decrease in Accrued Interest Receivable		(30,484)		(30,484)
(Increase) Decrease in Other Assets	(22,958)	(33,976)		(56,934)
Increase (Decrease) in Accrued Interest Payable		(22,057)		(22,057)
Increase (Decrease) in Other Liabilities		52,835		52,835
TOTAL ADJUSTMENTS	$ (131,751)	$ 192,452	$ 108,793	$ 169,494
NET CASH FLOWS FROM OPERATING ACTIVITIES	$ (38,902)	$ 301,245	$ -0-	$ 262,343
CASH FLOWS FROM INVESTING ACTIVITIES				
Net (Increase) Decrease in Federal Funds Sold	$	$ 2,284,000	$	$ 2,284,000
Purchases of Investment Securities Available-for-Sale		(46,750)		(46,750)
Loan Originations and Principal Payment on Loans		(6,799,382)		(6,799,382)
Capital Expenditures		(3,730)		(3,730)
NET CASH FLOWS FROM INVESTING ACTIVITIES	$ -0-	$ (4,565,862)	$ -0-	$ (4,565,862)
CASH FLOWS FROM FINANCING ACTIVITIES				
Net Increase (Decrease) in Total Deposits	$	$ 2,877,525	$ 38,902	$ 2,916,427
Net Increase (Decrease) in Federal Funds Purchased		700,000		700,000
Repurchase Agreements		(72,766)		(72,766)
NET CASH FLOWS FROM FINANCING ACTIVITIES	$ -0-	$ 3,504,759	$ 38,902	$ 3,543,661
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ (38,902)	$ (759,858)	$ 38,902	$ (759,858)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	183,284	2,450,751	(183,284)	2,450,751
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 144,382	$ 1,690,893	$ (144,382)	$ 1,690,893

See accountants' report on consolidating information.

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2002
(CONTINUED)

SCHEDULE III

	THIRD STREET BANCSHARES, INC.	SETTLERS BANK	CONSOLIDATING ELIMINATIONS	CONSOLIDATION TOTALS
SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES				
Total Change in Unrealized Gain (Loss) on Securities Available-for-Sale	$ 25,521	$ 25,521	$ (25,521)	$ 25,521
SUPPLEMENTARY DISCLOSURE OF CASH FLOWS INFORMATION				
Cash Paid during the Year For:				
Interest	$ -0-	$ 620,513	$ -0-	$ 620,513
Income Taxes	$ -0-	$ -0-	$ -0-	$ -0-

See accountants' report on consolidating information.

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATING BALANCE SHEET
AS OF JUNE 30, 2001

SCHEDULE IV

	THIRD STREET BANCSHARES, INC.	SETTLERS BANK	CONSOLIDATING ELIMINATIONS	CONSOLIDATION TOTALS
ASSETS				
Cash and Due from Banks	$ 191,041	$ 1,872,577	$ (191,041)	$ 1,872,577
Federal Funds Sold		5,599,000		5,599,000
Investment Securities:				
Securities Held-to-Maturity, at Amortized Cost		1,993,532		1,993,532
Securities Available-for-Sale, at Fair Value		2,311,280		2,311,280
Investment in Subsidiary	3,859,165		(3,859,165)	-0-
Loans		28,687,080		28,687,080
Less: Allowance for Loan Losses		(505,000)		(505,000)
Loans - Net	-0-	28,182,080	-0-	28,182,080
Accrued Interest Receivable		187,840		187,840
Premises and Equipment, At Cost				
Less Accumulated Depreciation		2,147,381		2,147,381
Deferred Tax Benefits	64,843	309,236		374,079
Other Assets		70,484		70,484
TOTAL ASSETS	$ 4,115,049	$ 42,673,410	$ (4,050,206)	$ 42,738,253
LIABILITIES AND SHAREHOLDERS' EQUITY				
DEPOSITS				
Demand - Noninterest Bearing	$	$ 3,510,739	$ (191,041)	$ 3,319,698
Demand - Interest Bearing		8,843,306		8,843,306
Savings		5,568,033		5,568,033
Time		17,674,450		17,674,450
TOTAL DEPOSITS	**$ -0-**	**$ 35,596,528**	**$ (191,041)**	**$ 35,405,487**
Securities Sold under Repurchase Agreements		3,042,773		3,042,773
Accrued Interest Payable		126,924		126,924
Other Liabilities		48,020		48,020
TOTAL LIABILITIES	**$ -0-**	**$ 38,814,245**	**$ (191,041)**	**$ 38,623,204**
SHAREHOLDERS' EQUITY				
Common Stock	$ 5,700,000	$ 1,000,000	$ (1,000,000)	$ 5,700,000
Additional Paid in Capital		4,100,000	(4,100,000)	-0-
Retained Earnings (Deficit)	(1,617,013)	(1,272,897)	1,272,897	(1,617,013)
Accumulated Other Comprehensive Income	32,062	32,062	(32,062)	32,062
TOTAL SHAREHOLDERS' EQUITY	**$ 4,115,049**	**$ 3,859,165**	**$ (3,859,165)**	**$ 4,115,049**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 4,115,049**	**$ 42,673,410**	**$ (4,050,206)**	**$ 42,738,253**

See accountants' report on consolidating information.

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATING STATEMENT OF INCOME
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2001

SCHEDULE V

	THIRD STREET BANCSHARES, INC.	SETTLERS BANK	CONSOLIDATING ELIMINATIONS	CONSOLIDATION TOTALS
INTEREST INCOME				
Interest and Fees on Loans	$	$ 1,117,195	$	$ 1,117,195
Interest on Interest-Bearing Deposits in Other Banks		1,812		1,812
Interest on Time Deposits		3,826		3,826
Interest on Federal Funds Sold		95,744		95,744
Interest and Dividends on Investment Securities		205,136		205,136
TOTAL INTEREST INCOME	**$ -0-**	**$ 1,423,713**	**$ -0-**	**$ 1,423,713**
INTEREST EXPENSE				
Interest on Deposits	$	$ 749,239	$	$ 749,239
Interest on Securities Sold under Repurchase Agreements		55,181		55,181
Interest on Federal Funds Purchased		5,659		5,659
TOTAL INTEREST EXPENSE	**$ -0-**	**$ 810,079**	**$ -0-**	**$ 810,079**
NET INTEREST INCOME	**$ -0-**	**$ 613,634**	**$ -0-**	**$ 613,634**
Provision for Loan Losses		117,993		117,993
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	**$ -0-**	**$ 495,641**	**$ -0-**	**$ 495,641**
NONINTEREST INCOME				
Equity Income (Loss) from Subsidiary	$ (132,436)	$	$ 132,436	$ -0-
Service Charges and Fees on Deposits		43,894		43,894
Other Income		442		442
TOTAL NONINTEREST INCOME	**$ (132,436)**	**$ 44,336**	**$ 132,436**	**$ 44,336**
NONINTEREST EXPENSE				
General and Administrative:				
Employee Compensation and Benefits	$ 1,125	$ 358,294	$	$ 359,419
Occupancy Expense		26,423		26,423
Furniture and Equipment Expense		80,583		80,583
Internet and Data Processing Fees		80,760		80,760
Other Expenses	5,000	158,317		163,317
TOTAL NONINTEREST EXPENSE	**$ 6,125**	**$ 704,377**	**$ -0-**	**$ 710,502**
INCOME BEFORE INCOME TAXES	**$ (138,561)**	**$ (164,400)**	**$ 132,436**	**$ (170,525)**
Applicable Income Taxes (Benefits)		(31,964)		(31,964)
NET INCOME (LOSS)	**$ (138,561)**	**$ (132,436)**	**$ 132,436**	**$ (138,561)**

See accountants' report on consolidating information.

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2001

SCHEDULE VI

	THIRD STREET BANCSHARES, INC.	SETTLERS BANK	CONSOLIDATING ELIMINATIONS	CONSOLIDATION TOTALS
CASH FLOWS FROM OPERATING ACTIVITIES				
NET INCOME (LOSS)	$ (138,561)	$ (132,436)	$ 132,436	$ (138,561)
ADJUSTMENTS TO RECONCILE NET INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES				
Undistributed Net (Income) Loss of Subsidiary	$ 132,436	$	$ (132,436)	$ -0-
Deferred Income Taxes		(31,964)		(31,964)
Depreciation		76,800		76,800
Provision for Loan Losses		117,993		117,993
Other Amortizations (Accretions) - Net		(45,625)		(45,625)
(Increase) Decrease in Accrued Interest Receivable		(16,133)		(16,133)
(Increase) Decrease in Other Assets		(23,564)		(23,564)
Increase (Decrease) in Accrued Interest Payable		27,294		27,294
Increase (Decrease) in Other Liabilities		1,938		1,938
TOTAL ADJUSTMENTS	$ 132,436	$ 106,739	$ (132,436)	$ 106,739
NET CASH FLOWS FROM OPERATING ACTIVITIES	$ (6,125)	$ (25,697)	$ -0-	$ (31,822)
CASH FLOWS FROM INVESTING ACTIVITIES				
Net (Increase) Decrease in Time Deposits	$	$ 495,000	$	$ 495,000
Net (Increase) Decrease in Federal Funds Sold		(3,910,000)		(3,910,000)
Purchases of Investment Securities Available-for-Sale		(5,500)		(5,500)
Proceeds from the Redemption of Federal Home Loan Bank Stock		950		950
Proceeds from the Maturities of Investment Securities Available-for-Sale		3,044,000		3,044,000
Loan Originations and Principal Payment on Loans		(5,607,852)		(5,607,852)
Capital Expenditures		(5,520)		(5,520)
NET CASH FLOWS FROM INVESTING ACTIVITIES	$ -0-	$ (5,988,922)	$ -0-	$ (5,988,922)
CASH FLOWS FROM FINANCING ACTIVITIES				
Net Increase (Decrease) in Total Deposits	$	$ 7,760,800	$ 6,125	$ 7,766,925
Net Increase (Decrease) in Federal Funds Purchased		(2,000,000)		(2,000,000)
Net Increase (Decrease) in Securities Sold under Repurchase Agreements		910,077		910,077
NET CASH FLOWS FROM FINANCING ACTIVITIES	$ -0-	$ 6,670,877	$ 6,125	$ 6,677,002
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ (6,125)	$ 656,258	$ 6,125	$ 656,258
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	197,166	1,216,319	(197,166)	1,216,319
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 191,041	$ 1,872,577	$ (191,041)	$ 1,872,577

See accountants' report on consolidating information.

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2001
(CONTINUED)

SCHEDULE VI

	THIRD STREET BANCSHARES, INC.	SETTLERS BANK	CONSOLIDATING ELIMINATIONS	CONSOLIDATION TOTALS
SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES				
Total Change in Unrealized Gain (Loss) on Securities Available-for-Sale	$ 16,142	$ 16,142	$ (16,142)	$ 16,142
SUPPLEMENTARY DISCLOSURE OF CASH FLOWS INFORMATION				
Cash Paid during the Period For:				
Interest	$ -0-	$ 782,785	$ -0-	$ 782,785
Income Taxes	$ -0-	$ -0-	$ -0-	$ -0-

See accountants' report on consolidating information.

THIRD STREET BANCSHARES, INC.
AND SUBSIDIARY

MARIETTA, OHIO

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001



THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
MARIETTA, OHIO
DECEMBER 31, 2001

TABLE OF CONTENTS

HTM&I

Harman, Thompson, Mallory & Ice, A.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Third Street Bancshares, Inc. and Subsidiary
Marietta, Ohio

We have audited the accompanying consolidated balance sheets of Third Street Bancshares, Inc. and Subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years ended December 31, 2001, 2000, and 1999. These consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Third Street Bancshares, Inc. and Subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years ended December 31, 2001, 2000, and 1999 in conformity with accounting principles generally accepted in the United States of America.

Harman, Thompson, Mallory & Ice A.C.

Parkersburg, West Virginia
January 18, 2002

TOWNE SQUARE, P.O. BOX 149, PARKERSBURG, WEST VIRGINIA 26102-0149 304/485-6584

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

STATEMENT I

	2001	2000
ASSETS		
Cash and Due from Banks	$ 2,450,751	$ 1,216,319
Time Deposits	-0-	495,000
Federal Funds Sold	3,064,000	1,689,000
Investment Securities:		
Securities Held-to-Maturity, At Amortized Cost		
(Fair Value: 2001 - $987,252, 2000 - $2,989,973)	994,588	2,985,708
Securities Available-for-Sale, At Fair Value	3,381,018	4,296,787
Loans	34,060,935	23,094,221
Less: Allowance for Loan Losses	(411,000)	(402,000)
Loans - Net	33,649,935	22,692,221
Accrued Interest Receivable	164,509	171,707
Premises and Equipment, At Cost Less Accumulated Depreciation	2,087,878	2,218,661
Deferred Tax Benefits	584,896	344,536
Foreclosed Properties	92,953	-0-
Other Assets	42,615	46,920
TOTAL ASSETS	$ 46,513,143	$ 36,156,859
LIABILITIES AND SHAREHOLDERS' EQUITY		
DEPOSITS		
Demand - Noninterest Bearing	$ 4,030,967	$ 2,772,287
Demand - Interest-Bearing	10,424,238	7,733,250
Savings	8,531,086	4,061,162
Time	18,078,261	13,071,863
TOTAL DEPOSITS	**$ 41,064,552**	**$ 27,638,562**
Line-of-Credit	500,000	-0-
Federal Funds Purchased	-0-	2,000,000
Securities Sold under Repurchase Agreements	258,205	2,132,696
Accrued Interest Payable	115,861	99,630
Other Liabilities	64,400	46,082
TOTAL LIABILITIES	**$ 42,003,018**	**$ 31,916,970**
SHAREHOLDERS' EQUITY		
Common Stock ($25.00 Stated Value; 500,000 Shares Authorized;		
Issued and Outstanding Shares - 228,000 in 2001 and 2000)	$ 5,700,000	$ 5,700,000
Retained Earnings (Deficit), Including Deficit of $(376,291)		
Accumulated During the Development Stage in 1999	(1,230,700)	(1,478,452)
Accumulated Other Comprehensive Income	40,825	18,341
TOTAL SHAREHOLDERS' EQUITY	**$ 4,510,125**	**$ 4,239,889**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 46,513,143	$ 36,156,859

The accompanying notes are an integral part of these consolidated financial statements.

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

STATEMENT II

	2001	2000	1999
INTEREST INCOME			
Interest and Fees on Loans	$ 2,467,149	$ 1,485,594	$ 188,009
Interest on Interest-Bearing Deposits in Other Banks	3,017	2,926	26,515
Interest on Time Deposits	3,826	33,024	-0-
Interest on Federal Funds Sold	162,646	57,024	66,171
Interest and Dividends on Investment Securities	333,399	267,769	67,000
Interest Earnings During Development Stage	-0-	-0-	1,103
TOTAL INTEREST INCOME	$ 2,970,037	$ 1,846,337	$ 348,798
INTEREST EXPENSE			
Interest on Deposits	$ 1,489,954	$ 868,645	$ 134,962
Interest on Securities Sold Under Repurchase Agreements	74,618	32,691	8,574
Interest on Federal Funds Purchased	5,659	73,102	-0-
Interest on Other Borrowed Funds	2,536	66	-0-
TOTAL INTEREST EXPENSE	$ 1,572,767	$ 974,504	$ 143,536
NET INTEREST INCOME	$ 1,397,270	$ 871,833	$ 205,262
Provision for Loan Losses	31,831	248,019	154,035
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	$ 1,365,439	$ 623,814	$ 51,227
NONINTEREST INCOME			
Service Charges and Fees on Deposits	$ 110,608	$ 58,452	$ 8,539
Other Income	1,072	29	-0-
TOTAL NONINTEREST INCOME	$ 111,680	$ 58,481	$ 8,539
NONINTEREST EXPENSE			
General and Administrative:			
Employee Compensation and Benefits	$ 720,690	$ 666,507	$ 299,152
Occupancy Expense	53,859	82,776	47,763
Furniture and Equipment Expense	148,090	161,254	75,179
Internet and Data Processing Fees	197,916	134,879	81,167
Other Expenses	353,140	357,609	284,605
Organization and Pre-Opening Expenses	-0-	-0-	223,381
TOTAL NONINTEREST EXPENSE	$ 1,473,695	$ 1,403,025	$ 1,011,247
INCOME (LOSS) BEFORE INCOME TAXES	$ 3,424	$ (720,730)	$ (951,481)
Applicable Income Taxes (Benefit)	(244,328)	(123,487)	(224,285)
NET INCOME (LOSS)	$ 247,752	$ (597,243)	$ (727,196)
NET INCOME (LOSS) AVAILABLE FOR COMMON SHAREHOLDERS	$ 247,752	$ (597,243)	$ (727,196)
PER COMMON SHARE DATA:			
NET INCOME (LOSS)	$ 1.09	$ (2.62)	$ (6.50)
CASH DIVIDENDS DECLARED	$ 0.00	$ 0.00	$ 0.00

The accompanying notes are an integral part of these consolidated financial statements.

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

STATEMENT III

	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL SHAREHOLDERS' EQUITY
BALANCE, DECEMBER 31, 1998	$ 700,000	$ -0-	$ (154,013)	$ -0-	$ 545,987
(All Retained Earnings Deficit Accumulated During the Development Stage)					
Net Loss During Development			(222,278)		(222,278)
Common Stock Sold	5,000,000				5,000,000
Net Loss from Operations for Year			(504,918)		(504,918)
BALANCE, DECEMBER 31, 1999	$ 5,700,000	$ -0-	$ (881,209)	$ -0-	$ 4,818,791
COMPREHENSIVE INCOME					
Net Income (Loss) for Year			(597,243)		(597,243)
Other Comprehensive Income, Net of Deferred Income Tax:					
Changes in Unrealized Gain (Loss) on Investment Securities					
Available-for-Sale, Net of Deferred Income Tax Benefit of $3,237				18,341	18,341
TOTAL COMPREHENSIVE INCOME					(578,902)
BALANCE, DECEMBER 31, 2000	$ 5,700,000	$ -0-	$ (1,478,452)	$ 18,341	$ 4,239,889
COMPREHENSIVE INCOME					
Net Income (Loss) for Year			247,752		247,752
Other Comprehensive Income, Net of Deferred Income Tax:					
Changes in Unrealized Gain (Loss) on Investment Securities					
Available-for-Sale, Net of Deferred Income Tax Benefit of $3,968				22,484	22,484
TOTAL COMPREHENSIVE INCOME					270,236
BALANCE, DECEMBER 31, 2001	$ 5,700,000	$ -0-	$ (1,230,700)	$ 40,825	$ 4,510,125

The accompanying notes are an integral part of these consolidated financial statements.

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

STATEMENT IV

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
NET INCOME (LOSS)	$ 247,752	$ (597,243)	$ (727,196)
ADJUSTMENTS TO RECONCILE NET INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES			
Deferred Income Taxes	$ (244,328)	$ (123,487)	$ (224,285)
Depreciation	150,393	164,687	60,500
Provision for Loan Losses	31,831	248,019	154,035
Other Amortizations (Accretions) - Net	(86,557)	(29,152)	-0-
(Increase) Decrease in Accrued Interest Receivable	7,198	(89,455)	(82,252)
(Increase) Decrease in Other Assets	4,305	(31,311)	33,384
Increase (Decrease) in Accrued Interest Payable	16,231	72,879	26,751
Increase (Decrease) in Other Liabilities	17,791	31,614	8,374
TOTAL ADJUSTMENTS	$ (103,136)	$ 243,794	$ (23,493)
NET CASH FLOWS FROM OPERATING ACTIVITIES	$ 144,616	$ (353,449)	$ (750,689)
CASH FLOWS FROM INVESTING ACTIVITIES			
Net (Increase) Decrease in Time Deposits	$ 495,000	$ (495,000)	$ 100,000
Net (Increase) Decrease in Federal Funds Sold	(1,375,000)	2,042,000	(3,731,000)
Purchases of Investment Securities Held-to-Maturity	(931,989)	-0-	(2,970,962)
Purchases of Investment Securities Available-for-Sale	(2,051,982)	(4,094,304)	(194,700)
Proceeds from the Sales or Maturities of Investment Securities Available-for-Sale	2,985,709	28,200	-0-
Proceeds from the Sales or Maturities of Investment Securities Held-to-Maturity	3,018,160	-0-	-0-
Loan Originations and Principal Payment on Loans	(11,096,380)	(14,825,929)	(8,268,346)
Capital Expenditures	(19,610)	(57,165)	(1,740,383)
NET CASH FLOWS FROM INVESTING ACTIVITIES	$ (8,976,092)	$ (17,402,198)	$ (16,805,391)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net Increase (Decrease) in Total Deposits	$ 13,440,399	$ 14,591,537	$ 13,047,025
Net Increase (Decrease) in Federal Funds Purchased	(2,000,000)	2,000,000	-0-
Net Increase (Decrease) in Securities Sold under Repurchase Agreements	(1,874,491)	1,338,824	793,872
Net Increase in Other Borrowing	500,000	-0-	-0-
Principal Reduction on Debt	-0-	-0-	(275,595)
Common Stock Sold	-0-	-0-	5,000,000
NET CASH FLOWS FROM FINANCING ACTIVITIES	$ 10,065,908	$ 17,930,361	$ 18,565,302
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ 1,234,432	$ 174,714	$ 1,009,222
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,216,319	1,041,605	32,383
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 2,450,751	$ 1,216,319	$ 1,041,605

The accompanying notes are an integral part of these consolidated financial statements.

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999
(CONTINUED)

STATEMENT IV

	2001	2000	1999
SUPPLEMENTARY DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES			
Total Change in Unrealized Gain (Loss) on Securities Available-for-Sale	$ 26,452	$ 21,578	$ -0-
Loans Transferred to Foreclosed Properties	$ 92,953	$ -0-	$ -0-
SUPPLEMENTARY DISCLOSURE OF CASH FLOWS INFORMATION			
Cash Paid during the Year For:			
Interest	$ 1,556,537	$ 868,934	$ 169,404
Income Taxes	$ -0-	$ -0-	$ -0-

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1: ORGANIZATION AND DEVELOPMENT

Third Street Bancshares, Inc. was incorporated on May 28, 1998 for the purpose of developing and creating a wholly-owned banking subsidiary in Marietta, Ohio. The Corporation's initial capitalization consisted of 28,000 shares of no par common stock issued through a private placement at $25 per share. During 1999, it subsequently undertook an offering to sell up to 200,000 additional shares of its no par value common stock for $25 per share. On March 26, 1999, Settlers Bank was incorporated as a wholly-owned subsidiary of Third Street Bancshares, Inc. After completion of the stock offering by the parent company and obtaining the requisite regulatory approvals, the Bank was capitalized by the parent company with 1,000 shares of $1,000 par value common stock and $4,100,000 paid-in-capital, for an initial capitalization of $5,100,000. The costs associated with the organization and development of the Corporations and the issuance of the common stock have been expensed in the periods such costs were incurred.

The Bank commenced operations on July 26, 1999 after receiving FDIC and Ohio Division of Financial Institutions certificates of authorization. Third Street Bancshares, Inc. was considered a development stage enterprise for the period May 28, 1998, date of inception, to July 26, 1999. Settlers Bank was considered a development stage enterprise for the period March 26, 1999, its date of inception, to July 26, 1999. All costs of the entities have been recognized as expenses to date, therefore, consolidated retained earnings include the following development stage cumulative deficits:

Deficit Accumulated During Development Stage, Beginning of 1999	$ 154,013
Additional Deficit Accumulated During Development Stage During 1999	222,278
Deficit Accumulated During Development Stage, End of 1999	**$ 376,291**

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

Nature of Operations

Third Street Bancshares Inc. (the Corporation) is a bank holding company whose principal activity is the ownership and management of its wholly-owned Subsidiary, Settlers Bank (the Bank). The Bank provides a variety of financial services to individuals and corporate customers at its location in Marietta, Ohio. The Bank's primary deposit products are noninterest-bearing and interest-bearing checking accounts, savings accounts, and certificates of deposit. Its primary lending products are single-family residential loans, commercial loans, and other consumer loans.

Basis of Presentation

The accounting and reporting policies of Third Street Bancshares, Inc. and its Subsidiary are in conformity with accounting principles generally accepted in the United States of America followed within the banking industry. The significant accounting policies employed in the preparation of the accompanying consolidated financial statements are summarized below.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONTINUED)

Principles of Consolidation

The consolidated financial statements include the accounts of Third Street Bancshares, Inc. and its wholly-owned Subsidiary, Settlers Bank. All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The determination of the adequacy of the allowance for loan losses and the valuation of foreclosed properties is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans and foreclosed real estate or other property, management obtains independent appraisals for significant collateral.

While management uses available information to recognize losses on loans and foreclosed properties, further reductions in the carrying amounts of loans and foreclosed assets may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's estimated losses on loans and foreclosed properties. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans and foreclosed properties may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Concentrations and Credit Risk

The Bank's loans, commitments, and lines-of-credit have been granted to customers in the Bank's market area. Most customers are depositors of the Bank. The concentrations of credits, by type of loan, are set forth in Note 4. The distribution of commitments to extend credit and lines-of-credit approximates the distribution of loans outstanding. The Bank, as a matter of general policy, does not extend credit to any single borrower or group of related borrowers in excess of 15% of the Bank's capital at the time of the loan closing except for circumstances permitted under Regulation O.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONTINUED)

Concentrations and Credit Risk (Continued)

The Bank manages its loan portfolio to avoid concentration by industry or loan size to minimize its credit exposure. Commercial loans may be collateralized by the assets underlying the borrower's business such as accounts receivable, equipment, inventory, and real property. Consumer loans such as residential mortgage and installment loans are generally secured by the real or personal property financed. Commercial real estate loans are generally secured by the underlying real property. The ultimate collectibility of a substantial portion of the Bank's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed properties are susceptible to changes in the local market conditions.

Statement of Cash Flows

For the purpose of reporting cash flows, the Corporation and its Subsidiary define cash as cash on hand (i.e. vault and teller funds) and cash equivalent amounts due from correspondent depository institutions, as reported in the Balance Sheets caption "Cash and Due from Banks". Only such cash equivalents with original maturities of three months or less are used for this purpose.

Investment Securities

It is the policy of the Corporation and its Subsidiary to prohibit the use of their respective investment accounts to maintain a trading account or to speculate in securities that would demonstrate management's intent to profit from short-term price movements.

Government, federal agency, state, and political subdivisions debt securities that management has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at cost, adjusted for amortization of premiums and accretion of discounts that are recognized in investment interest income using methods approximating the interest method over the period to maturity.

Available-for-sale securities consist of investment securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses on available-for-sale securities will be included in the caption "Accumulated Other Comprehensive Income" as a separate component of shareholders' equity until realized. Realized gains and losses on securities available-for-sale are included as a separate line on the Consolidated Statements of Income and, when applicable, are reported as a reclassification adjustment in "Accumulated Other Comprehensive Income". Gains and losses on the sale of securities available-for-sale are determined using the specific-identification method. The amortization of premiums and the accretion of discounts are recognized in investment interest income using methods approximating the interest method over the period of maturity.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONTINUED)

Investment Securities (Continued)

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. The related write-downs would be included in earnings as realized losses.

Fair values of securities are determined by prices obtained from independent market sources. The fair values of obligations of state and political subdivisions are established with the assistance of an independent pricing service and are based on available market data which often reflect transactions of relatively small size and are not necessarily indicative of the prices at which large amounts of particular issues could readily be sold or purchased.

Loans

Loans are stated at unpaid principal balances, less deferred loan fees.

Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

The accrual of interest income on mortgage, commercial, and consumer loans generally is discontinued when a loan becomes 90 days past due as to principal or interest. When interest accruals are discontinued, unpaid interest recognized in income in the current period is reversed, and interest accrued in prior periods is charged to the allowance for loan losses. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral exceeds the principal balance and accrued interest and the loan is in the process of collection.

Consistent with the Bank's existing method of income recognition for loans, interest on impaired loans, except those classified as nonaccrual, will be recognized as income using the accrual method. The Bank's method of income recognition for impaired loans that are classified as nonaccrual will be to recognize interest income on the cash basis of income recognition or apply the cash receipt to principal when the ultimate collectibility of principal is in doubt.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONTINUED)

Allowance for Loan Losses

The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions, and other risks inherent in the portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Although management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses.

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation. The initial land acquisition by the Company was for cash consideration paid to a development company owned by five of the original shareholders. The purchase price was the same as the cash paid by the development company for the land in an arms length transaction.

Premises and equipment are depreciated over their estimated useful lives using either straight-line or an accelerated method. Useful lives are revised when a change in life expectancy becomes apparent.

Maintenance and repairs are expensed as incurred and major renewals and betterments are capitalized. Gains or losses on dispositions of premises and equipment are included in current operations as realized.

Foreclosed Properties

Foreclosed properties will include both formally foreclosed property and in-substance foreclosed property. In-substance foreclosed properties are those properties for which the Bank will take physical possession, regardless of whether formal foreclosure proceedings have taken place.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONTINUED)

Foreclosed Properties (Continued)

Real estate and other properties acquired through, or in lieu of, loan foreclosure are to be sold and will be initially recorded at the lower of the Bank's carrying amount or fair value less estimated selling cost at the date of foreclosure. Any write-downs based on the asset's fair value at the date of acquisition will be charged to the allowance for loan losses. After foreclosure, these assets will be carried at the lower of their new cost basis or fair value less cost to sell. Cost of significant property improvements will be capitalized, whereas costs relating to holding property will be expensed. The portion of interest costs relating to development of real estate will be capitalized. Valuations will be periodically performed by management, and any subsequent write-downs will be recorded as a charge to operations, if necessary, to reduce the carrying value of a property to the lower of its cost or fair value less cost to sell.

Advertising

The Corporation and its Subsidiary's policy is to expense advertising costs as incurred.

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of available-for-sale securities, allowance for loan losses, organization expenses, and net operating loss carryforwards for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Similarly, as future expectations of benefit utilizations are revised, valuations are also adjusted through the provision for income tax.

The Corporation and its Subsidiary files a consolidated federal tax return. Tax allocation arrangements between the Corporation and its Subsidiary follow the policy of determining income taxes as if the Subsidiary filed a separate federal tax return with consolidation surtax eliminations at the Corporation's level.

Stock Incentive Plan

The Corporation has a Stock Incentive Plan (the Plan) which provides for the grant of stock options to its directors, officers, and other key employees to serve as a performance incentive and to encourage the ownership and capital growth of the Corporation's stock by key individuals whose vested interest in the success of the Corporation is deemed important.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONTINUED)

Stock Incentive Plan (Continued)

The Plan is Board administered, has a defined option price, and has a three-year vesting provision. The Plan is subject to certain annual and total awards to individuals limitations, as well as an overall aggregate share limitation. The Plan has a ten-year life terminating July 30, 2009.

Earnings Per Share

Earnings per share of common stock are based on the weighted-average number of shares of common stock outstanding during each period. Such weighted-average shares outstanding were 228,000, 228,000 and 111,836 shares for the years ended December 31, 2001, 2000, and 1999, respectively.

NOTE 3: INVESTMENT SECURITIES

Investment securities have been classified according to management's intent. The amortized cost of securities and their approximate fair values are as follows:

	DECEMBER 31, 2001			
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
SECURITIES HELD-TO-MATURITY				
U.S. Government Agencies and Corporations	$ 994,588	$ -0-	$ (7,336)	$ 987,252
TOTAL	$ 994,588	$ -0-	$ (7,336)	$ 987,252
SECURITIES AVAILABLE-FOR-SALE				
U.S. Government Agencies and Corporations	$ 3,052,388	$ 48,030	$ -0-	$ 3,100,418
Equity Securities	280,600	-0-	-0-	280,600
TOTAL	$ 3,332,988	$ 48,030	$ -0-	$ 3,381,018

	DECEMBER 31, 2000			
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
SECURITIES HELD-TO-MATURITY				
U.S. Government Agencies and Corporations	$ 2,985,708	$ 4,265	$ -0-	$ 2,989,973
TOTAL	$ 2,985,708	$ 4,265	$ -0-	$ 2,989,973
SECURITIES AVAILABLE-FOR-SALE				
U.S. Government Agencies and Corporations	$ 3,996,109	$ 21,578	$ -0-	$ 4,017,687
Equity Securities	279,100	-0-	-0-	279,100
TOTAL	$ 4,275,209	$ 21,578	$ -0-	$ 4,296,787

NOTE 3: INVESTMENT SECURITIES (CONTINUED)

Federal Home Loan Bank and Federal Reserve Bank stock is included in equity securities at its stated par value since it is not practicable to estimate the fair value because these securities are not marketable.

The following is a summary of maturities of securities held-to-maturity and available-for-sale as of December 31, 2001:

	SECURITIES HELD-TO-MATURITY		SECURITIES AVAILABLE-FOR-SALE	
	AMORTIZED COST	FAIR VALUE	AMORTIZED COST	FAIR VALUE
Due in One Year or Less	$ -0-	$ -0-	$ 993,657	$ 1,031,499
Due after One Year through Five Years	994,588	987,252	2,058,731	2,068,919
Equity Securities - No Stated Maturity	-0-	-0-	280,600	280,600
TOTAL	$ 994,588	$ 987,252	$ 3,332,988	$ 3,381,018

There were no securities transferred between classifications during the years ended December 31, 2001 and 2000.

Securities pledged to secure government deposits and other purposes as required or permitted by law had a book value of $3,052,388 and $6,182,610 as of December 31, 2001 and 2000, respectively. The fair values of the pledged securities totaled $3,100,418 and $6,207,844 at December 31, 2001 and 2000, respectively.

Interest and Dividends on Securities

The following represents the interest and dividends on securities, presented by investment classifications, for the years ended December 31, 2001, 2000, and 1999:

	DECEMBER 31,		
	2001	2000	1999
U.S. Treasury and Federal Agency/Obligations	$ 316,140	$ 251,131	$ 62,410
Other Investments	17,259	16,638	4,590
TOTAL	$ 333,399	$ 267,769	$ 67,000

NOTE 4: LOANS

Major classifications of loans are summarized as follows at December 31:

	DECEMBER 31, 2001	DECEMBER 31, 2000
Mortgage Loans	$ 17,423,347	$ 11,455,931
Commercial Loans	10,455,888	7,196,483
Installment Loans	4,515,706	3,600,619
Home Equity Loans	1,761,384	874,851
TOTAL LOANS	**$ 34,156,325**	**$ 23,127,884**
LESS: Unearned Deferred Fees	(95,390)	(33,663)
	$ 34,060,935	**$ 23,094,221**

A significant concentration of credit exists through outstanding loans to and leases acquired from a commercial and consumer leasing company (approximately $1,700,000 at December 31, 2001). These credits are reflected in the commercial and installment loan categories above.

Information regarding impaired loans is as follows for the years ended December 31, 2001 and 2000:

	DECEMBER 31, 2001	DECEMBER 31, 2000
INFORMATION ON IMPAIRED LOANS FOR THE PERIOD ENDED		
Average Investment in Impaired Loans	$ 24,440	$ -0-
Interest Income Recognized on Impaired Loans Including Interest Income Recognized on Cash Basis	$ 1,369	$ N/A
INFORMATION ON IMPAIRED LOANS AT PERIOD END		
Balance of Impaired Loans	$ 48,879	$ -0-
LESS: Portion for Which No Allowance for Loan Losses Is Allocated	(23,395)	-0-
Portion of Impaired Loan Balance for Which an Allowance for Loan Losses Is Allocated	$ 25,484	$ -0-
Portion of Allowance for Loan Losses Allocated to the Impaired Loan Balance	$ 5,000	$ -0-

At December 31, 2001, the Bank had no commitments to loan additional funds to the borrowers of impaired or nonaccrual loans or to borrowers whose loans have been modified.

NOTE 5: ALLOWANCE FOR LOAN LOSSES

An analysis of the allowance for loan losses is as follows for the years ended December 31, 2001, 2000, and 1999:

	DECEMBER 31,		
	2001	2000	1999
BALANCE, BEGINNING OF PERIOD	$ 402,000	$ 154,000	$ -0-
Provisions Charged to Operations	31,831	248,019	154,035
Loans Charged Off	(23,779)	(19)	(35)
Recoveries	948	-0-	-0-
BALANCE, END OF PERIOD	$ 411,000	$ 402,000	$ 154,000

The allowance for loans losses consists of the following amounts relating to outstanding loan classifications as of December 31, 2001 and 2000:

	DECEMBER 31,	
	2001	2000
Mortgage Loans	$ 48,492	$ 29,829
Commercial Loans	307,732	311,952
Installment Loans	43,588	23,044
Home Equity Loans	7,750	3,849
Overdrafts Classified as Loans	3,438	33,326
BALANCE, END OF PERIOD	$ 411,000	$ 402,000

NOTE 6: TRANSACTIONS WITH OFFICERS AND DIRECTORS

In the ordinary course of business, the Corporation and its Subsidiary has and expects to continue to have transactions, including borrowings, with its officers, directors, and their affiliates. In the opinion of management, such transactions were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other persons and did not involve more than a normal risk of collectibility or present any other unfavorable features to the Corporation and its Subsidiary.

Loans to such borrowers are summarized as follows:

	DECEMBER 31,	
	2001	2000
BALANCE AT BEGINNING OF PERIOD	$ 1,758,319	$ 1,070,953
Repayments	(133,329)	(479,837)
Borrowings	-0-	1,167,203
BALANCE AT END OF PERIOD	$ 1,624,990	$ 1,758,319

NOTE 7: ACCRUED INTEREST RECEIVABLE

Accrued interest receivable at December 31, 2001 and 2000 consists of the following:

	DECEMBER 31,	
	2001	2000
Investment Securities	$ 28,686	$ 53,729
Loans	135,823	117,978
TOTAL	$ 164,509	$ 171,707

NOTE 8: BANK PREMISES AND EQUIPMENT

Bank premises and equipment is presented on the Consolidated Balance Sheet at cost net of accumulated depreciation and consists of the following:

	DECEMBER 31,	
	2001	2000
Land and Improvements	$ 264,994	$ 264,994
Bank Premises	1,668,618	1,664,718
Furniture and Equipment	529,847	514,136
TOTAL COST	$ 2,463,459	$ 2,443,848
LESS: Accumulated Depreciation	(375,580)	(225,187)
NET	$ 2,087,879	$ 2,218,661

Depreciation and amortization amounted to $150,393, $164,687 and $60,500 for the years ended December 31, 2001, 2000, and 1999, respectively.

NOTE 9: LINE-OF-CREDIT

On November 30, 2001, Third Street Bancshares, Inc. obtained a line-of-credit from Citizens First Bank, not to exceed $600,000, at a variable rate of three percent above the federal fund rate, maturing November 30, 2002. The borrowing is collateralized by one hundred sixty-five shares of Third Street Bancshares, Inc. stock. The balance at December 31, 2001 was $500,000 at a variable rate of 5.5%.

NOTE 10: DEPOSITS

The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of $100,000 was $6,332,620 and $4,465,775 at December 31, 2001 and 2000, respectively. Interest expense on time deposits in denominations of $100,000 or more for the years ended December 31, 2001, 2000, and 1999 was $393,883, $181,323, and $10,407, respectively.

NOTE 10: DEPOSITS (CONTINUED)

At December 31, 2001, scheduled maturities of certificates of deposit are as follows:

2002	$ 10,399,246
2003	6,201,606
2004	1,117,075
2005	-0-
2006 and Thereafter	360,334
TOTAL	**$ 18,078,261**

The Bank held deposits of approximately $1,860,515 and $1,603,355 for related parties at December 31, 2001 and 2000, respectively.

Interest expense on deposits for the years ended December 31, 2001, 2000, and 1999 is as follows:

	DECEMBER 31,		
	2001	2000	1999
Demand - Interest-Bearing	$ 253,266	$ 207,212	$ 37,096
Savings	181,886	126,197	10,620
Time	1,054,802	535,236	87,246
	$ 1,489,954	$ 868,645	$ 134,962

NOTE 11: FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Federal Funds Purchased

Federal funds purchased generally mature within one to four days from the transaction date.

The details of this classification are as follows for the years ended:

	DECEMBER 31,	
	2001	2000
Federal Funds Purchased		
Balance at End of Year	$ -0-	$ 2,000,000
Average During Year	$ 82,680	$ 1,083,720
Maximum Month-End Balance	$ -0-	$ 2,000,000
Average Rate During Year	6.75%	6.75%
Rate at Year End	N/A	6.75%

NOTE 11: FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER REPURCHASE AGREEMENTS (CONTINUED)

Repurchase Agreements

Repurchase agreements generally represent overnight-borrowing transactions. The details of this classification are as follows for the years ended December 31, 2001 and 2000:

	DECEMBER 31,	
	2001	2000
Repurchase Agreements		
Balance at End of Period	$ 258,205	$ 2,132,696
Average during Period	$ 1,974,632	$ 669,935
Maximum Month-End Balance	$ 3,117,000	$ 2,132,696
Average Rate during Period	3.80%	4.88%
Rate at Period End (Weighted Average)	2.50%	5.24%

Securities with a total par value of $950,000 were pledged for sweep accounts associated with repurchase agreements as of December 31, 2001.

NOTE 12: STOCK INCENTIVE PLAN

The Corporation has a Stock Incentive Plan which provides for the grant of stock options to its directors, officers, and other key employees to serve as a performance incentive and to encourage the ownership and capital growth of the Corporation's stock by key individuals whose vested interest in the success of the Corporation is deemed important.

The Plan is Board administered, has a defined option price based on the higher of the stock's initial offering price, book value as of the previous calendar year-end, or fair market value on the date of grant, and has a three-year vesting provision. The Plan is subject to certain annual and total awards to individuals limitations, as well as an overall award limitation of 30,780 aggregate shares. Each option shall expire not more than ten years from the date the option is granted, and the Plan has a ten-year life terminating July 30, 2009.

Options for 5,800, 5,600, and 5,650 shares were awarded for the years ended December 31, 2001, 2000, and 1999, respectively. No options were vested as of December 31, 2001. Net options outstanding for 2001, 2000, and 1999 are 5,780, 5,580, and 5,580, respectively.

NOTE 13: COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Corporation and its Subsidiary have various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. The following are the principal commitments.

NOTE 13: COMMITMENTS AND CONTINGENCIES (CONTINUED)

Commitments Under Servicing Agreement

The Bank has contracted with a third-party service center to perform substantially all electronic data processing services for the Bank. Pursuant to this agreement, certain payments may become due if the agreement is terminated before July, 2004. As of December 31, 2001, the contingent liability to the Bank's service center is estimated to be $179,640, plus the actual costs incurred in connection with the termination.

Loan Commitments

At December 31, 2001 and 2000, the Bank had outstanding firm commitments to extend credit as follows:

	DECEMBER 31, 2001		
	FIXED RATE	VARIABLE RATE	TOTAL
Installment	$ 10,000	$ -0-	$ 10,000
Home Equity Lines-of-Credit	-0-	1,483,471	1,483,471
Mortgage Loans	490,144	-0-	490,144
Commercial Loans	98,579	2,974,751	3,073,330
	$ 598,723	$ 4,458,222	$ 5,056,945

	DECEMBER 31, 2000		
	FIXED RATE	VARIABLE RATE	TOTAL
Home Equity Lines-of-Credit	$ -0-	$ 1,116,052	$ 1,116,052
Mortgage Loans	475,447	130,200	605,647
Commercial Loans	130,153	1,824,942	1,955,095
	$ 605,600	$ 3,071,194	$ 3,676,794

The Bank had commitments under standby letters-of-credit that totaled $80,000 and $130,000 at December 31, 2001 and 2000, respectively.

Restriction on Cash and Due from Banks

The Bank is required to maintain cash balances with the Federal Reserve and other banks based on the types and amounts of deposits held. During 2001, the aggregate balance maintained to meet these requirements was approximately $150,000.

NOTE 13: COMMITMENTS AND CONTINGENCIES (CONTINUED)

Restriction on Cash and Due from Banks (Continued)

From time to time, the Bank maintains cash balances in any one financial institution exceeding insured balances by the Federal Deposit Insurance Corporation up to $100,000 in aggregate.

Other Commitments and Contingencies

From time to time, the Corporation and its Subsidiary are defendants in various legal proceedings arising in connection with its business. It is the best judgment of management that neither the financial position nor results of operations of the Corporation and its Subsidiary will be materially affected by the final outcome of any such legal proceedings.

NOTE 14: INCOME TAXES

The Corporation and its Subsidiary files a consolidated federal income tax return.

The consolidated provision for income taxes included in the Consolidated Statements of Income consists of the following components of applicable income tax expense (benefit) for the periods ended December 31, 2001, 2000, and 1999.

	DECEMBER 31,		
	2001	2000	1999
CURRENT INCOME TAXES			
Federal	$ -0-	$ -0-	$ -0-
	$ -0-	$ -0-	$ -0-
DEFERRED INCOME TAXES			
Federal	$ (244,328)	$ (123,487)	$ (224,285)
	$ (244,328)	$ (123,487)	$ (224,285)
TOTAL INCOME TAXES	$ (244,328)	$ (123,487)	$ (224,285)

A reconciliation between the amount of reported income tax expense (benefit) and the amount computed by multiplying the statutory income tax rate by book pretax income for the periods ended December 31, 2001, 2000, and 1999 is as follows:

	2001		2000		1999	
	AMOUNT	%	AMOUNT	%	AMOUNT	%
Federal Statutory Tax Rate	$ 1,164	34	$ (245,048)	(34)	$ (323,504)	(34)
Deferred Tax Valuation Allowance	(237,277)	---	105,356	15	151,347	16
Effect of Other Items	(8,215)	---	16,205	2	(52,128)	(5)
REPORTED EFFECTIVE TAX RATE	$ (244,328)	---	$ (123,487)	(17)	$ (224,285)	(23)

NOTE 14: INCOME TAXES (CONTINUED)

Deferred tax assets and liabilities result from temporary timing differences of revenue and expense recognition for income tax return filing purposes and financial reporting purposes. Significant components of deferred tax assets and liabilities for the periods ended December 31, 2001, 2000, and 1999 are as follows:

	DECEMBER 31,		
	2001	2000	1999
DEFERRED TAX ASSETS			
Start-up and Organization Costs Deferred for Tax Purposes	$ 22,431	$ 31,575	$ 46,729
Federal Net Operating Loss Carryforward	468,262	474,553	286,477
Net Operating Loss Carryforward-Valuation Limitation	-0-	(237,277)	(143,238)
Allowance for Loan Losses	139,740	98,348	36,289
Allowance for Loan Losses-Valuation Limitation	(38,332)	(19,426)	(8,109)
Accumulated Depreciation	-0-	-0-	6,137
TOTAL DEFERRED TAX ASSETS	**$ 592,101**	**$ 347,773**	**$ 224,285**
DEFERRED TAX LIABILITIES			
Investment Securities Available-for-Sale	$ 7,204	$ 3,237	$ -0-
TOTAL DEFERRED TAX LIABILITIES	**$ 7,204**	**$ 3,237**	**$ -0-**

As of December 31, 2001, the Corporation had approximately $1,405,743 in federal income tax losses available as carryforwards to reduce taxable income in future periods. These net operating loss carryforwards expire as follows:

2018	$ 150,698
2019	$ 717,644
2020	$ 527,403
2021	$ 9,998

A valuation limitation on the net operating loss carryforward deferred tax asset had been established in prior years based on the present value of future expectations of the utilization of the tax benefit arising from the carryforward. This valuation allowance was reversed in 2001 as the Corporation achieved positive operating performance, and the utilization of the net operating loss carryforwards is reasonably assured based on current expectations of future operating results.

NOTE 15: FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Subsidiary of the Corporation is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters-of-credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheets.

NOTE 15: FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (CONTINUED)

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, varies and is based on management's credit evaluation of the counterparty.

Standby letters-of-credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Standby letters-of-credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letter-of-credit is essentially the same as that involved in extending loan facilities to customers. The Bank's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

The Bank has not been required to perform on any financial guarantees during the past year. The Bank has not incurred any losses on its commitments in 2001.

NOTE 16: RESTRICTIONS ON RETAINED EARNINGS

The payment of dividends to shareholders by Third Street Bancshares, Inc. is not encumbered by any restrictive provisions. There are, however, limitations set by law on the amount of funds available to Third Street Bancshares, Inc. from its Subsidiary. Dividends may be paid out of funds legally available therefore subject to the restrictions set forth in the Ohio Revised Code. The Subsidiary Bank must maintain a Tier I capital to total adjusted assets ratio of at least nine percent for three years from commencement of banking operations and until such requirement is lifted by the State Superintendent of Financial Institutions.

NOTE 17: REGULATORY MATTERS

The Corporation is a bank holding company subject to supervision and regulation by the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956. As a bank holding company, the Corporation's activities and those of its banking Subsidiary are limited to the business of banking and activities closely related or incidental to banking.

NOTE 17: REGULATORY MATTERS (CONTINUED)

The Corporation's subsidiary bank, Settlers Bank, is subject to various regulatory capital requirements administered by the federal and state banking regulators. Failure to meet minimum regulatory capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators, that if undertaken, could have a direct material effect on the Corporation's consolidated financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, created by the Federal Deposit Insurance Corporation Act of 1991, the Bank must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the Act and its amendments are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), and Tier I capital to adjusted total assets (as defined). Management believes, as of December 31, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2001, the most recent notification from the Federal Deposit Insurance Corporation (FDIC) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Bank will have to maintain minimum total risk-based; Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since the most recent notification that management believes have changed the Bank's prompt corrective action category.

The Subsidiary Bank's actual and required capital amounts and ratios are presented in the table.

	ACTUAL		FOR CAPITAL ADEQUACY PURPOSES:		TO BE WELL CAPITALIZED UNDER PROMPT CORRECTIVE ACTION PROVISIONS:	
	AMOUNT (THOUSANDS)	RATIO	AMOUNT (THOUSANDS)	RATIO	AMOUNT (THOUSANDS)	RATIO
AS OF DECEMBER 31, 2001						
Total Risk-Based Capital (to Risk-Weighted Assets)	$4,717	14.6%	≥$ 2,594	≥8.0%	≥$ 3,242	≥10.0%
Tier I Capital (to Risk-Weighted Assets)	$4,312	13.3%	≥$ 1,297	≥4.0%	≥$ 1,946	≥ 6.0%
Tier I Capital - (Leverage) (to Adjusted Total Assets)	$4,312	9.64%	≥$ 1,789	≥4.0%	≥$ 2,236	≥ 5.0%

NOTE 17: REGULATORY MATTERS (CONTINUED)

	ACTUAL		FOR CAPITAL ADEQUACY PURPOSES:		TO BE WELL CAPITALIZED UNDER PROMPT CORRECTIVE ACTION PROVISIONS:	
	AMOUNT (THOUSANDS)	RATIO	AMOUNT (THOUSANDS)	RATIO	AMOUNT (THOUSANDS)	RATIO
AS OF DECEMBER 31, 2000						
Total Risk-Based Capital (to Risk-Weighted Assets)	$4,262	17.7%	≥$ 1,926	≥8.0%	≥$ 2,408	≥10.0%
Tier I Capital (to Risk-Weighted Assets)	$3,960	16.4%	≥$ 963	≥4.0%	≥$ 1,445	≥ 6.0%
Tier I Capital - (Leverage) (to Adjusted Total Assets)	$3,960	12.6%	≥$ 1,260	≥4.0%	≥$ 1,575	≥ 5.0%

	ACTUAL		FOR CAPITAL ADEQUACY PURPOSES:		TO BE WELL CAPITALIZED UNDER PROMPT CORRECTIVE ACTION PROVISIONS:	
	AMOUNT (THOUSANDS)	RATIO	AMOUNT (THOUSANDS)	RATIO	AMOUNT (THOUSANDS)	RATIO
AS OF DECEMBER 31, 1999						
Total Risk-Based Capital (to Risk-Weighted Assets)	$4,716	44.3%	≥$852	≥8.0%	≥$ 1,065	≥10.0%
Tier I Capital (to Risk-Weighted Assets)	$4,583	43.0%	≥$426	≥4.0%	≥$ 639	≥ 6.0%
Tier I Capital - (Leverage) (to Adjusted Total Assets)	$4,583	28.2%	≥$651	≥4.0%	≥$ 813	≥ 5.0%

NOTE 18: CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY

The following financial statements reflect the financial position and results of operations of Third Street Bancshares, Inc. (Parent Company Only).

CONDENSED BALANCE SHEETS
AS OF DECEMBER 31, 2001 AND 2000

	DECEMBER 31,	
	2001	2000
ASSETS		
Cash and Due from Banks (All from Subsidiary)	$ 183,284	$ 197,166
Investment in Subsidiary (Equity Basis)	4,697,158	3,977,880
Deferred Tax Benefits	127,672	64,843
Other Assets	4,532	-0-
TOTAL ASSETS	**$ 5,012,646**	**$ 4,239,889**
LIABILITIES		
Line-of-Credit	$ 500,000	$ -0-
Accrued Interest Payable	2,521	-0-
	$ 502,521	$ -0-
SHAREHOLDERS' EQUITY		
Common Stock (Stated Value $25.00 per share, 2001 and 2000 - 228,000 Shares Authorized Issued, and Outstanding)	$ 5,700,000	$ 5,700,000
Retained Earnings (Deficit) Including Deficit of $(376,291) Accumulated During the Development Stage in 1999	(1,230,700)	(1,478,452)
Accumulated Other Comprehensive Income	40,825	18,341
TOTAL SHAREHOLDERS' EQUITY	$ 4,510,125	$ 4,239,889
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 5,012,646**	**$ 4,239,889**

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18: CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY (CONTINUED)

CONDENSED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	DECEMBER 31,		
	2001	2000	1999
REVENUE			
Interest Income	$ -0-	$ -0-	$ 25,837
Management Fee from Subsidiary	-0-	-0-	80,000
Interest Earnings During Development Stage	-0-	-0-	1,103
TOTAL REVENUE	$ -0-	$ -0-	$ 106,940
EXPENSES			
Interest Expense	$ 2,520	$ -0-	$ -0-
Employee Compensation and Benefits	2,250	2,687	49,319
Organization and Pre-Opening Expenses	-0-	-0-	223,381
Other Expenses	7,100	9,700	70,674
TOTAL EXPENSES	$ 11,870	$ 12,387	$ 343,374
INCOME (LOSS) BEFORE EQUITY IN UNDISTRIBUTED NET INCOME OF SUBSIDIARY	$ (11,870)	$ (12,387)	$ (236,434)
EQUITY IN UNDISTRIBUTED NET INCOME (LOSS)	196,793	(623,517)	(516,944)
NET (LOSS) BEFORE INCOME TAXES	$ 184,923	$ (635,904)	$ (753,378)
APPLICABLE INCOME TAXES (BENEFITS)	(62,829)	(38,661)	(26,182)
NET INCOME (LOSS)	$ 247,752	$ (597,243)	$ (727,196)

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18: CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY (CONTINUED)

CONDENSED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	DECEMBER 31,		
	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
NET INCOME (LOSS)	$ 247,752	$ (597,243)	$ (727,196)
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH FROM OPERATING ACTIVITIES:			
Undistributed Net (Income) Loss of Subsidiary	$ (196,793)	$ 623,517	$ 516,944
Deferred Income Taxes	(62,830)	(38,661)	(26,182)
(Increase) Decrease in Inter Company Receivable	-0-	-0-	19,286
(Increase) Decrease in Other Assets	(4,532)	-0-	29,707
Increase (Decrease) in Other Liabilities	2,521	-0-	(6,094)
TOTAL ADJUSTMENTS	$ (261,634)	$ 584,856	$ 533,661
NET CASH FLOWS FROM OPERATING ACTIVITIES	$ (13,882)	$ (12,387)	$ (193,535)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of Investment in Subsidiary	$ -0-	$ -0-	$ (5,100,000)
Net (Increase) Decrease in Certificates of Deposit	-0-	-0-	100,000
Additional Investment in Subsidiary	(500,000)	-0-	-0-
Sale of Capital Assets	-0-	-0-	646,300
NET CASH FLOWS FROM INVESTING ACTIVITIES	$ (500,000)	$ -0-	$ (4,353,700)
CASH FLOWS FROM FINANCING ACTIVITIES			
Repayment of Principal on Loans	$ -0-	$ -0-	$ (275,595)
Common Stock Sold	-0-	-0-	5,000,000
Net Increase (Decrease) in Other Borrowings	500,000	-0-	-0-
NET CASH FLOWS FROM FINANCING ACTIVITIES	$ 500,000	$ -0-	$ 4,724,405
NET INCREASE (DECREASE) IN CASH	$ (13,882)	$ (12,387)	$ 177,170
CASH AT BEGINNING OF PERIOD	197,166	209,553	32,383
CASH AT END OF PERIOD	$ 183,284	$ 197,166	$ 209,553
SUPPLEMENTARY DISCLOSURE OF CASH FLOWS INFORMATION			
Cash Paid during the Year for:			
Interest	$ -0-	$ -0-	$ 25,868
Income Taxes	$ -0-	$ -0-	$ -0-

NOTE 18: CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY (CONTINUED)

Principal sources of revenues for the Corporation are dividends received from its Subsidiary. State law imposes limitations on the payment of dividends by the Subsidiary of the Corporation. The Subsidiary Bank must maintain a Tier I Capital to total adjusted assets ratio of at least nine percent for three years from commencement of banking operations and until such requirement is lifted by the State Superintendent of Financial Institutions.

Loans and extensions of credit must be secured in specified amounts. The Corporation had no borrowings outstanding from its Subsidiary bank at December 31, 2001.

NOTE 19: SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected quarterly financial data is presented below by quarter for the years ended December 31, 2001, 2000, and 1999:

	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	TOTAL
2001					
Total Interest Income	$ 675,554	$ 748,159	$ 762,106	$ 784,218	$ 2,970,037
Total Interest Expense	396,919	413,160	408,578	354,110	1,572,767
Net Interest Income	$ 278,635	$ 334,999	$ 353,528	$ 430,108	$ 1,397,270
Provision for Loan Losses	45,015	72,978	29,800	(115,962)	31,831
Net Interest Income after Provision for Losses	$ 233,620	$ 262,021	$ 323,728	$ 546,070	$ 1,365,439
Total Noninterest Income	14,064	30,271	31,323	36,022	111,680
Total Noninterest Expense	374,005	336,497	388,629	374,564	1,473,695
Provision for Income Taxes (Benefits)	116,693	-0-	-0-	(361,021)	(244,328)
Net Income (Loss)	**$ (243,014)**	**$ (44,205)**	**$ (33,578)**	**$ 568,549**	**$ 247,752**
Net Income (Loss) Applicable to Common Stock	$ (243,014)	$ (44,205)	$ (33,578)	$ 568,549	$ 247,752
Per Common Share	$ (1.07)	$ (0.19)	$ (0.15)	$ 2.50	$ 1.09

NOTE 19: SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED) (CONTINUED)

	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	TOTAL
2000					
Total Interest Income	$ 319,122	$ 420,334	$ 504,006	$ 602,875	$ 1,846,337
Total Interest Expense	156,262	208,689	271,130	338,423	974,504
Net Interest Income	$ 162,860	$ 211,645	$ 232,876	$ 264,452	$ 871,833
Provision for Loan Losses	81,000	77,100	57,919	32,000	248,019
Net Interest Income after Provision for Losses	$ 81,860	$ 134,545	$ 174,957	$ 232,452	$ 623,814
Total Noninterest Income	9,115	17,975	12,926	18,465	58,481
Total Noninterest Expense	317,170	338,922	360,380	386,553	1,403,025
Provision for Income Taxes (Benefits)	-0-	(184,020)	-0-	60,533	(123,487)
Net Loss	$ (226,195)	$ (2,382)	$ (172,497)	$ (196,169)	$ (597,243)
Net Loss Applicable to Common Stock	$ (226,195)	$ (2,382)	$ (172,497)	$ (196,169)	$ (597,243)
Per Common Share	$ (0.99)	$ (0.01)	$ (0.76)	$ (0.86)	$ (2.62)

•	FIRST QUARTER (Development Stage)	SECOND QUARTER (Development Stage)	THIRD QUARTER	FOURTH QUARTER	TOTAL
1999					
Total Interest Income	$ 1,103	$	$ 96,462	$ 251,233	$ 348,798
Total Interest Expense		3,261	46,477	119,666	169,404
Net Interest Income	$ 1,103	$ (3,261)	$ 49,985	$ 131,567	$ 179,394
Provision for Loan Losses			77,768	76,267	154,035
Net Interest Income after Provision for Losses	$ 1,103	$ (3,261)	$ (27,783)	$ 55,300	$ 25,359
Total Noninterest Income			2,445	6,094	8,539
Total Noninterest Expense	79,600	140,520	280,192	485,067	985,379
Provision for Income Taxes (Benefits)	-0-	-0-	-0-	(224,285)	(224,285)
Net Loss	$ (78,497)	$ (143,781)	$ (305,530)	$ (199,388)	$ (727,196)
Net Loss Applicable to Common Stock	$ (78,497)	$ (143,781)	$ (305,530)	$ (199,388)	$ (727,196)
Per Common Share	$ (2.80)	$ (5.14)	$ (1.34)	$ (.87)	$ (6.50)

CONSOLIDATING INFORMATION

HTM&I

Harman, Thompson, Mallory & Ice, A.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON CONSOLIDATING INFORMATION

Board of Directors
Third Street Bancshares, Inc. and Subsidiary
Marietta, Ohio

Our report on our audit of the consolidated balance sheets of Third Street Bancshares, Inc. and Subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years ended December 31, 2001, 2000, and 1999 appears on Page One. This audit was made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The consolidating information in Schedules I - III is presented for purposes of additional analysis of the 2001 consolidated financial statements rather than to present the financial position, results of operations, and cash flows of the individual companies. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

Harman, Thompson, Mallory & Ice A.C.

Parkersburg, West Virginia
January 18, 2002

TOWNE SQUARE, P.O. BOX 149, PARKERSBURG, WEST VIRGINIA 26102-0149 304/485-6584

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATING BALANCE SHEET
FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE I

	THIRD STREET BANCSHARES, INC.	SETTLERS BANK	CONSOLIDATING ELIMINATIONS	CONSOLIDATION TOTALS
ASSETS				
Cash and Due from Banks	$ 183,284	$ 2,450,751	$ (183,284)	$ 2,450,751
Time Deposits				-0-
Federal Funds Sold		3,064,000		3,064,000
Investment Securities:				
Securities Held-to-Maturity, at Amortized Cost		994,588		994,588
Securities Available-for-Sale, at Fair Value		3,381,018		3,381,018
Investment in Subsidiary	4,697,158		(4,697,158)	-0-
Loans		34,060,935		34,060,935
Less: Allowance for Loan Losses		(411,000)		(411,000)
Loans - Net	-0-	33,649,935	-0-	33,649,935
Accrued Interest Receivable		164,509		164,509
Premises and Equipment, At Cost Less Accumulated Depreciation		2,087,878		2,087,878
Deferred Tax Benefits	127,672	457,224		584,896
Other Real Estate Owned		92,953		92,953
Other Assets	4,532	38,083		42,615
TOTAL ASSETS	$ 5,012,646	$ 46,380,939	$ (4,880,442)	$ 46,513,143
LIABILITIES AND SHAREHOLDERS' EQUITY				
DEPOSITS				
Demand - Noninterest Bearing	$	$ 4,214,251	$ (183,284)	$ 4,030,967
Demand - Interest Bearing		10,424,238		10,424,238
Savings		8,531,086		8,531,086
Time		18,078,261		18,078,261
TOTAL DEPOSITS	**$ -0-**	**$ 41,247,836**	**$ (183,284)**	**$ 41,064,552**
Line-of-Credit	500,000			500,000
Federal Funds Purchased				-0-
Securities Sold under Repurchase Agreements		258,205		258,205
Accrued Interest Payable	2,521	113,340		115,861
Other Liabilities		64,400		64,400
TOTAL LIABILITIES	**$ 502,521**	**$ 41,683,781**	**$ (183,284)**	**$ 42,003,018**
SHAREHOLDERS' EQUITY				
Common Stock	$ 5,700,000	$ 1,000,000	$ (1,000,000)	$ 5,700,000
Additional Paid in Capital		4,600,000	(4,600,000)	-0-
Retained Earnings (Deficit)	(1,230,700)	(943,667)	943,667	(1,230,700)
Accumulated Other Comprehensive Income	40,825	40,825	(40,825)	40,825
TOTAL SHAREHOLDERS' EQUITY	**$ 4,510,125**	**$ 4,697,158**	**$ (4,697,158)**	**$ 4,510,125**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 5,012,646**	**$ 46,380,939**	**$ (4,880,442)**	**$ 46,513,143**

Refer to the auditors' report on consolidating information.

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE II

	THIRD STREET BANCSHARES, INC.	SETTLERS BANK	CONSOLIDATING ELIMINATIONS	CONSOLIDATION TOTALS
INTEREST INCOME				
Interest and Fees on Loans	$	$ 2,467,149	$	$ 2,467,149
Interest on Interest-Bearing Deposits in Other Banks		3,017		3,017
Interest on Time Deposits		3,826		3,826
Interest on Federal Funds Sold		162,646		162,646
Interest and Dividends on Investment Securities		333,399		333,399
TOTAL INTEREST INCOME	$ -0-	$ 2,970,037	$ -0-	$ 2,970,037
INTEREST EXPENSE				
Interest on Deposits	$	$ 1,489,954	$	$ 1,489,954
Interest on Securities Sold under Repurchase Agreements		74,618		74,618
Interest on Federal Funds Purchased		5,659		5,659
Interest on Other Borrowed Funds	2,520	16		2,536
TOTAL INTEREST EXPENSE	$ 2,520	$ 1,570,247	$ -0-	$ 1,572,767
NET INTEREST INCOME	$ (2,520)	$ 1,399,790	$ -0-	$ 1,397,270
Provision for Loan Losses		31,831		31,831
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	$ (2,520)	$ 1,367,959	$ -0-	$ 1,365,439
NONINTEREST INCOME				
Equity (Income) from Subsidiary	$ 196,793	$	$ (196,793)	$ -0-
Service Charges and Fees on Deposits		110,608		110,608
Other Income		1,072		1,072
TOTAL NONINTEREST INCOME	$ 196,793	$ 111,680	$ (196,793)	$ 111,680
NONINTEREST EXPENSE				
General and Administrative:				
Employee Compensation and Benefits	$ 2,250	$ 718,440	$	$ 720,690
Occupancy Expense		53,859		53,859
Furniture and Equipment Expense		148,090		148,090
Internet and Data Processing Fees		197,916		197,916
Other Expenses	7,100	346,040		353,140
TOTAL NONINTEREST EXPENSE	$ 9,350	$ 1,464,345	$ -0-	$ 1,473,695
INCOME BEFORE INCOME TAXES	$ 184,923	$ 15,294	$ (196,793)	$ 3,424
Applicable Income Taxes (Benefits)	(62,829)	(181,499)		(244,328)
NET INCOME	$ 247,752	$ 196,793	$ (196,793)	$ 247,752

Refer to the auditors' report on consolidating information.

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE III

	THIRD STREET BANCSHARES, INC.	SETTLERS BANK	CONSOLIDATING ELIMINATIONS	CONSOLIDATION TOTALS
CASH FLOWS FROM OPERATING ACTIVITIES				
NET INCOME	$ 247,752	$ 196,793	$ (196,793)	$ 247,752
ADJUSTMENTS TO RECONCILE NET INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES				
Undistributed Net Income of Subsidiary	$ (196,793)	$	$ 196,793	$ -0-
Deferred Income Taxes	(62,830)	(181,498)		(244,328)
Depreciation		150,393		150,393
Provision for Loan Losses		31,831		31,831
Other Amortizations (Accretions) - Net		(86,557)		(86,557)
(Increase) Decrease in Accrued Interest Receivable		7,198		7,198
(Increase) Decrease in Other Assets	(4,532)	8,837		4,305
Increase (Decrease) in Accrued Interest Payable	2,521	13,710		16,231
Increase (Decrease) in Other Liabilities		17,791		17,791
TOTAL ADJUSTMENTS	$ (261,634)	$ (38,295)	$ 196,793	$ (103,136)
NET CASH FLOWS FROM OPERATING ACTIVITIES	$ (13,882)	$ 158,498	$ -0-	$ 144,616
CASH FLOWS FROM INVESTING ACTIVITIES				
Net (Increase) Decrease in Time Deposits	$	$ 495,000	$	$ 495,000
Net (Increase) Decrease in Federal Funds Sold		(1,375,000)		(1,375,000)
Purchases of Investment Securities Held-to-Maturity		(931,989)		(931,989)
Purchases of Investment Securities Available-for-Sale		(2,051,982)		(2,051,982)
Additional Investment in Subsidiary	(500,000)		500,000	-0-
Proceeds from the Maturities of Investment Securities Available-for-Sale		3,018,160		3,018,160
Proceeds from the Maturities of Investment Securities Held-to-Maturity		2,985,709		2,985,709
Loan Originations and Principal Payment on Loans		(11,096,380)		(11,096,380)
Capital Expenditures		(19,610)		(19,610)
NET CASH FLOWS FROM INVESTING ACTIVITIES	$ (500,000)	$ (8,976,092)	$ 500,000	$ (8,976,092)
CASH FLOWS FROM FINANCING ACTIVITIES				
Increase in Additional Paid In Capital	$	$ 500,000	$ (500,000)	$ -0-
Net Increase (Decrease) in Total Deposits		13,426,517	13,882	13,440,399
Net Increase (Decrease) in Federal Funds Purchased		(2,000,000)		(2,000,000)
Net Increase (Decrease) in Securities Sold under Repurchase Agreements		(1,874,491)		-0- (1,874,491)
Net Increase (Decrease) in Other Borrowings	500,000			500,000
NET CASH FLOWS FROM FINANCING ACTIVITIES	$ 500,000	$ 10,052,026	$ (486,118)	$ 10,065,908
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ (13,882)	$ 1,234,432	$ 13,882	$ 1,234,432
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	197,166	1,216,319	(197,166)	1,216,319
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 183,284	$ 2,450,751	$ (183,284)	$ 2,450,751

Refer to the auditors' report on consolidating information.

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001
(CONTINUED)

SCHEDULE III

	THIRD STREET BANCSHARES, INC.	SETTLERS BANK	CONSOLIDATING ELIMINATIONS	CONSOLIDATION TOTALS
SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES				
Total Change in Unrealized Gain (Loss) on Securities Available-for-Sale	$ 26,452	$ 26,452	$ (26,452)	$ 26,452
Loans Transferred to Foreclosed Properties	$ -0-	$ 92,953	$ -0-	$ 92,953
SUPPLEMENTARY DISCLOSURE OF CASH FLOWS INFORMATION				
Cash Paid during the Year For:				
Interest	$ -0-	$ 1,556,537	$ -0-	$ 1,556,537
Income Taxes	$ -0-	$ -0-	$ -0-	$ -0-

Refer to the auditors' report on consolidating information.

INDUSTRY GUIDE 3

STATISTICAL DISCLOSURE BY BANK HOLDING COMPANIES

AVERAGE BALANCE SHEET INFORMATION

	6 Months of 2002	Years of 2001	2000	1999
Cash and Due From Banks	$ 1,596,073	$ 1,324,894	$ 1,133,566	$ 695,159
Interest-Bearing Time Deposits	-0-	34,715	510,418	-0-
Federal Funds Sold	1,714,713	4,326,521	880,550	987,825
Investment Securities	4,407,986	5,685,543	4,235,612	1,084,544
Loans	37,199,074	28,380,468	16,877,119	2,090,244
Allowance for Credit Losses	(443,333)	(457,093)	(290,344)	(25,135)
Premises and Equipment	2,055,878	2,149,868	2,302,479	924,929
Foreclosed Assets	92,954	35,695	-0-	-0-
Other Assets	1,199,619	663,423	285,258	41,618
Total Assets	47,822,964	42,144,034	25,934,658	5,799,184
Non-Interest Bearing Demand Deposits	4,160,580	3,610,855	2,372,075	571,976
Interest-Bearing Demand Deposits	10,642,556	8,872,510	5,856,400	1,060,105
Savings Deposits	9,154,237	5,990,401	3,019,991	335,505
Time Deposits	17,814,811	17,325,326	8,681,998	1,524,689
Federal Funds Purchased	337,923	82,680	1,083,720	-0-
Repurchase Agreements	225,034	1,974,632	669,935	214,379
Other Short Term Borrowings	500,000	41,667	-0-	-0-
Other Liabilities	194,195	199,108	115,811	18,900
Total Liabilities	43,029,336	38,097,179	21,799,930	3,725,554
Shareholders' Equity	4,793,628	4,046,855	4,134,728	2,073,630
Total Liabilities and Equity	47,822,964	42,144,034	25,934,658	5,799,184

ANALYSIS OF NET INTEREST EARNINGS

	6 Months Ending June 30, 2002			Year Ended December 31, 2001			2000			1999		
	Average Balance	Interest Earned/Paid	Rate (Annualized)	Average Balance	Interest Earned/Paid	Rate	Average Balance	Interest Earned/Paid	Rate	Average Balance	Interest Earned/Paid	Rate
Cash and Due From Banks	$ 1,596,073	$ 629	0.08 %	$ 1,324,894	$ 3,017	0.23 %	$ 1,133,566	$ 2,926	0.26 %	$ 695,159	$ 678	0.10 %
Interest-Bearing Time Deposits	-0-	-0-	-0-	34,715	3,826	11.02	510,418	33,024	6.47	-0-	-0-	-0-
Federal Funds Sold	1,714,713	13,240	1.54	4,326,521	162,646	3.76	880,550	55,020	6.25	987,825	66,171	6.70
Investment Securities	4,407,986	111,988	5.08	5,685,543	333,399	5.86	4,235,612	264,025	6.23	1,084,544	67,000	6.18
Loans	37,199,074	1,453,981	7.82	28,380,468	2,467,149	8.69	16,877,119	1,485,594	8.80	2,090,244	188,009	8.99
Foreclosed Assets	92,954	-0-	-0-	35,695	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Total Interest Earning Assets	45,010,800	1,579,838	7.02	39,787,836	2,970,037	7.46	23,637,265	1,840,589	7.79	4,857,772	321,858	6.63
Premises and Equipment	2,055,878	-	-	2,149,868	-	-	2,302,479	-	-	924,929	-	-
Allowance for Credit Losses	(443,333)	-	-	(457,093)	-	-	(290,344)	-	-	(25,135)	-	-
Other Assets	1,199,619	-	-	663,423	-	-	285,258	-	-	41,618	-	-
Total Assets	$ 47,822,964	$ 1,579,838	-	$ 42,144,034	$ 2,970,037	-	$ 25,934,658	$ 1,840,589	-	$ 5,799,184	$ 321,858	-
Interest-Bearing Demand Deposits	$ 10,642,556	$ 67,332	1.27 %	$ 8,872,510	$ 253,266	2.85 %	$ 5,856,400	$ 207,212	3.54 %	$ 1,060,105	$ 37,096	3.50 %
Savings Deposits	9,154,237	82,493	1.80	5,990,401	181,886	3.04	3,019,991	126,197	4.18	335,505	10,620	3.17
Time Deposits	17,814,811	431,765	4.85	17,325,326	1,054,802	6.09	8,681,998	535,236	6.16	1,524,689	87,246	5.72
Total Interest-Bearing Deposits	37,611,604	581,590	3.09	32,188,237	1,489,954	4.63	17,558,389	868,645	4.95	2,920,299	134,962	4.62
Federal Funds Purchased	337,923	2,490	1.47	82,680	5,659	6.84	1,083,720	61,608	5.68	-0-	-0-	-0-
Repurchase Agreements	225,034	568	0.50	1,974,632	74,618	3.78	669,935	32,758	4.89	214,379	8,574	4.00
Other Short Term Borrowings	500,000	13,750	5.50	41,667	2,292	5.50	-0-	-0-	-0-	-0-	-0-	-0-
Total Interest-Bearing Liabilities	38,674,561	598,398	3.09	34,287,216	1,572,523	4.59	19,312,044	963,011	4.99	3,134,678	143,536	4.58
Net Interest Spread	-	*981,440*	*3.93*	-	*1,397,514*	*2.87*	-	*877,578*	*2.80*	-	*178,322*	*2.05*
Non-Interest Bearing Demand Deposits	4,160,580	-	-	3,610,855	-	-	2,372,075	-	-	571,976	-	-
Other Liabilities	194,195	-	-	199,108	-	-	115,811	-	-	18,900	-	-
Total Liabilities	43,029,336	598,398	-	38,097,179	1,572,523	-	21,799,930	963,011	-	3,725,554	143,536	-
Shareholders' Equity	4,793,628		-	4,046,855	-	-	4,134,728	-	-	2,073,630	-	-
Total Liabilities and Equity	$ 47,822,964	$ 598,398	-	$ 42,144,034	$ 1,572,523	-	$ 25,934,658	$ 963,011	-	$ 5,799,184	$ 143,536	-
Net Interest Margin			*4.62* %			*3.66* %			*3.83* %			*2.33* %

The data in this table is presented on a fully taxable equivalent basis. The tax equivalent adjustments are based upon the applicable federal and state icome tax rates.

Nonperforming loans are included in average balances used to determine rates.

CHANGE IN INTEREST INCOME & INTEREST EXPENSE (RATE/VOLUME ANALYSIS)

	June 30, 2002 (Annualized) Compared to December 31, 2001			December 31, 2001 Compared to December 31, 2000			December 31, 2000 Compared to December 31, 1999		
	Volume	Rate	Net	Volume	Rate	Net	Volume	Rate	Net
Interest Earned on:									
Cash and Due From Banks	$ 416	$ (2,175)	$ (1,759)	$ 465	$ (374)	$ 91	$ 780	$ 1,468	$ 2,248
Interest-Bearing Time Deposits	(1,913)	(1,913)	(3,826)	(41,603)	12,405	(29,198)	16,512	16,512	33,024
Federal Funds Sold	(69,259)	(66,907)	(136,166)	172,430	(64,804)	107,626	(6,944)	(4,207)	(11,151)
Investment Securities	(69,915)	(39,508)	(109,423)	87,702	(18,328)	69,374	195,542	1,483	197,025
Loans	727,994	(287,181)	440,813	1,006,286	(24,731)	981,555	1,315,811	(18,226)	1,297,585
Total Interest Earning Assets	587,323	(397,684)	189,639	1,225,280	(95,832)	1,129,448	1,521,701	(2,970)	1,518,731
Interest Paid on:									
Interest-Bearing Demand Deposits	36,462	(155,064)	(118,602)	96,406	(50,352)	46,054	168,769	1,347	170,116
Savings Deposits	76,542	(93,442)	(16,900)	107,158	(51,469)	55,689	98,576	17,001	115,577
Time Deposits	26,764	(218,036)	(191,272)	529,538	(9,972)	519,566	425,399	22,591	447,990
Total Interest Bearing Deposits	139,768	(466,542)	(326,774)	733,102	(111,793)	621,309	692,744	40,939	733,683
Federal Funds Purchased	10,616	(11,295)	(679)	(62,712)	6,763	(55,949)	30,804	30,804	61,608
Repurchase Agreements	(37,473)	(36,009)	(73,482)	56,549	(14,689)	41,860	20,248	3,936	24,184
Other Short Term Borrowings	25,210	(2)	25,208	1,146	1,146	2,292	-	-	-
Total Interest Bearing Liabilities	138,121	(513,848)	(375,727)	728,085	(118,573)	609,512	743,796	75,679	819,475
Net Interest Differential	449,202	116,164	565,366	497,195	22,741	519,936	777,905	(78,649)	699,256

The change in interest due to both rate and volume has been allocated equally to the rate and volume changes categories.

The Corporation and its bank subsidiary held no tax exempt investments or loans for any of the periods presented.

INVESTMENT PORTFOLIO

	JUNE 30, 2002		DECEMBER 31, 2001		DECEMBER 31, 2000		DECEMBER 31, 1999	
	AMORTIZED COST	FAIR VALUE	AMORTIZED COST	FAIR VALUE	AMORTIZED COST	FAIR VALUE	AMORTIZED COST	FAIR VALUE
SECURITIES HELD-TO-MATURITY								
U.S.Government Agencies and Corporations	$ 995,471	$ 1,011,406	$ 994,588	$ 987,252	$ 2,985,708	$ 2,989,973	$ 2,970,962	$ 2,950,740
TOTAL	**$ 995,471**	**$ 1,011,406**	**$ 994,588**	**$ 987,252**	**$ 2,985,708**	**$ 2,989,973**	**$ 2,970,962**	**$ 2,950,740**
SECURITIES AVAILABLE-FOR-SALE								
U.S.Government Agencies and Corporations	$ 3,048,241	$ 3,134,771	$ 3,052,388	$ 3,100,418	$ 3,996,109	$ 4,017,687	$ -0-	$ -0-
Equity Securities	327,350	327,350	280,600	280,600	279,100	279,100	194,700	194,700
TOTAL	**$ 3,375,591**	**$ 3,462,121**	**$ 3,332,988**	**$ 3,381,018**	**$ 4,275,209**	**$ 4,296,787**	**$ 194,700**	**$ 194,700**

Federal Home Loan Bank stock and Federal Reserve Bank stock is included in equity securities at its stated par value since it is not practicable to estimate fair value as these investments have no market.

The corporation had no tax exempt investment securities for any of the periods presented.

The corporation has no investments that are categorized as financial derivatives, nor participates in hedging activities with its portfolio.

INVESTMENT PORTFOLIO

MATURITY DISTRIBUTION

	JUNE 30, 2002				DECEMBER 31, 2001			
	SECURITIES HELD-TO-MATURITY		SECURITIES AVAILABLE-FOR-SALE		SECURITIES HELD-TO-MATURITY		SECURITIES AVAILABLE-FOR-SALE	
	AMORTIZED COST	FAIR VALUE	AMORTIZED COST	FAIR VALUE	AMORTIZED COST	FAIR VALUE	AMORTIZED COST	FAIR VALUE
U.S.Government Agencies and Corporations								
Due in One Year or Less	$	$	$ 997,076	$ 1,017,656	$	$	$ 993,657	$ 1,031,499
Due after One Year through Five Years	995,471	1,011,406	2,051,165	2,117,115	994,588	987,252	2,058,731	2,068,919
Due after Five Years through Ten Years								
Due after Ten Years								
	$ 995,471	$ 1,011,406	$ 3,048,241	$ 3,134,771	$ 994,588	$ 987,252	$ 3,052,388	$ 3,100,418
Equity Securities - No Stated Maturity			327,350	327,350			280,600	280,600
TOTAL	$ 995,471	$ 1,011,406	$ 3,375,591	$ 3,462,121	$ 994,588	$ 987,252	$ 3,332,988	$ 3,381,018

WEIGHTED AVERAGE YIELDS

	JUNE 30, 2002				DECEMBER 31, 2001			
	SECURITIES HELD-TO-MATURITY		SECURITIES AVAILABLE-FOR-SALE		SECURITIES HELD-TO-MATURITY		SECURITIES AVAILABLE-FOR-SALE	
	BOOK YIELD	MARKET YIELD	BOOK YIELD	MARKET YIELD	BOOK YIELD	MARKET YIELD	BOOK YIELD	MARKET YIELD
U.S.Government Agencies and Corporations								
Due in One Year or Less			7.00%	1.50%			7.00%	2.68%
Due after One Year through Five Years	4.07%	3.39%	4.79%	3.43%	4.07%	4.26%	4.79%	4.11%
Due after Five Years through Ten Years								
Due after Ten Years								
Equity Securities - No Stated Maturity			4.74%	4.74%			6.15%	6.15%

LOANS

	6 Months Ended	Year Ended December 31,		
	June 30, 2002	2001	2000	1999
Mortgage Loans	$ 19,311,646	$ 17,423,347	$ 11,455,931	$ 4,252,575
Commercial Loans	14,245,960	10,455,888	7,196,483	2,626,171
Installment Loans	5,217,387	4,515,706	3,600,619	1,242,489
Home-Equity Loans	2,204,652	1,761,384	874,851	167,089
Total Loans	**$ 40,979,645**	**$ 34,156,325**	**$ 23,127,884**	**$ 8,288,324**

The loan portfolio inherently includes credit risk. The Corporation controls such risk through analysis of credit applications, portfolio diversification, and ongoing examinations and reviews of outstanding credit and deliquencies.

The corporation has no foreign outstandings nor engages in cross border lending activity.

LOAN MATURITIES AND INTEREST SENSITIVITY

LOAN MATURITIES

	6 Months Ended June 30, 2002			Year Ended December 31, 2001		
	One Year or Less	After One Year through Five Years	After Five Years	One Year or Less	After One Year through Five Years	After Five Years
Secured by Real Estat	$ 4,097,855	$ 13,913,696	$ 4,939,104	$ 3,242,118	$ 13,031,835	$ 4,430,044
Other Security	7,351,257	7,738,741	2,819,683	5,829,260	4,917,331	2,610,347
Total	**$ 11,449,112**	**$ 21,652,437**	**$ 7,758,787**	**$ 9,071,378**	**$ 17,949,166**	**$ 7,040,391**

INTEREST SENSITIVITY OF LOANS

	6 Months Ended June 30, 2002			Year Ended December 31, 2001		
	Predeterimed Interest Rates	Floating Interest Rates	Total	Predeterimed Interest Rates	Floating Interest Rates	Total
One Year or Less	$ 4,042,855	$ 7,406,257	$ 11,449,112	$ 3,584,279	$ 5,487,099	$ 9,071,378
One to Five Years	6,754,115	14,908,189	21,662,304	5,914,212	12,130,344	18,044,556
After Five Years	4,903,441	2,845,479	7,748,920	4,359,922	2,585,079	6,945,001
Total	**$ 15,700,411**	**$ 25,159,925**	**$ 40,860,336**	**$ 13,858,413**	**$ 20,202,522**	**$ 34,060,935**

NONACCRUAL, PAST DUE AND RESTRUCTURED LOANS

	6 Months Ended June 30, 2002	Year Ended December 31, 2001	2000	1999
Past Due Loans				
Nonaccrual Loans	$ 32,815	$ 23,395	$ -0-	$ -0-
Loans Past 90 Days Due	3,666	18,790	-0-	-0-
Troubled Debt Restructured Loans	-0-	-0-	-0-	-0-
Total Loans	**$ 36,481**	**$ 42,185**	**$ -0-**	**$ -0-**
Information on Impaired Loans				
Average Investment in Impaired Loa	$ 55,664	24,440	-0-	-0-
Interest Income recognized	1,538	1,369	N/A	N/A
Balance of Impaired Loans at period en	62,448	48,879	-0-	-0-
Less: Portion for which no Allowance is Allocated	(15,234)	(23,395)	-0-	-0-
Portion of Impaired Loan Balance for Which an Allowance is Allocated	$ 47,214	25,484	-0-	-0-
Portion of Allowance for Loan Losses Allocated to Impaired Loans	$ 30,189	5,000	-0-	-0-

000134

ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES

ALLOWANCE FOR LOAN LOSS ACTIVITY

	Six-Month Period ended 6/30/02	Years Ended December 31, 2001	2000	1999
Balance at beginning of period	**411,000**	**402,000**	**154,000**	**0**
Charge-offs:				
Domestic:				
Commercial, financial, and agricultural	0	(22,518)	0	0
Real estate-construction	0	0	0	0
Real-estate-mortgage	0	0	0	0
Installment loans to individuals	0	(1,261)	(19)	(35)
Recoveries:				
Domestic:				
Commercial, financial, and agricultural	19	948	0	0
Real estate-construction	0	0	0	0
Real-estate-mortgage	0	0	0	0
Installment loans to individuals	0	0	0	0
Net charge-offs:	19	(22,831)	(19)	(35)
Additions charged to operations	79,981	31,831	248,019	154,035
Balance at end of period	**491,000**	**411,000**	**402,000**	**154,000**
Ratio of net charge-offs during the period to average loans outstanding during the period.	**0.0000**	**-0.0008**	**0.0000**	**0.0000**

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

	Six-Month Period Ended 6/30/02		Year ended 12/31/01		Year ended 12/31/00		Year ended 12/31/99	
	Amount	Percenta	Amount	ercentage*	Amount	Percentage*	Amount	ercentage
Domestic:								
Commercial, financial, and agricultu	340,003	0.69	307,732	0.75	311,952	0.78	132,422	0.86
Real estate-construction	0	0.00	0	0.00	0	0.00	0	0.00
Real-estate-mortgage	71,785	0.15	48,492	0.12	29,829	0.07	10,014	0.07
Installment loans to individuals	68,336	0.14	43,588	0.11	23,044	0.06	10,446	0.07
Home equity	9,920	0.02	7,750	0.02	3,849	0.01	884	0.01
Overdrafts classified as loans	956	0.00	3,438	0.01	33,326	0.08	234	0.00
	491,000	1.00	411,000	1.00	402,000	1.00	154,000	1.00

* Denotes percentage of loans in each category to total loans allocated

AVERAGE DEPOSIT BALANCES & AVERAGE INTEREST RATES PAID

	6 Months Ended June 30, 2002		Year Ended December 31, 2001		2000		1999	
Deposits:								
Non-Interest Bearing Demand Deposits	$ 4,160,580	0.00%	$ 3,610,855	0.00%	$ 2,372,075	0.00%	$ 571,976	0.00%
Interest Bearing Demand Deposits	10,642,556	1.27%	8,872,510	2.85%	5,856,400	3.54%	1,060,105	3.50%
Savings Deposits	9,154,237	1.80%	5,990,401	3.04%	3,019,991	4.18%	335,505	3.17%
Time Deposits	17,814,811	4.85%	17,325,326	6.09%	8,681,998	6.16%	1,524,689	5.72%

TIME DEPOSITS OVER $100,000

6 Months Ended June 30, 2002		Year Ended December 31, 2001	
Remaining Maturity	**Certificates of Deposit**	**Remaining Maturity**	**Certificates of Deposit**
3 months or less	448,068	3 months or less	1,334,831
3 to 6 months	1,007,724	3 to 6 months	1,371,695
6 to 12 months	1,482,531	6 to 12 months	999,553
Over 12 months	3,787,709	Over 12 months	2,626,541
Totoal	6,726,032	**Totoal**	6,332,620

RETURN ON EQUITY AND ASSETS AND OTHER RATIOS

	6 Months Ended June 30, 2002 (Annualized)	Year Ended December 31: 2001	2000	1999
Return on Average Assets	0.39 %	0.59 %	(2.30)	(12.54) %
Return on Average Equity	3.87	6.12	(14.44)	(35.07)
Common Dividend Payout Ratio	-0-	-0-	-0-	-0-
Net Interest Margin	4.62	3.66	3.83	2.33
Average Equity to Assets Ratio	10.02	9.60	15.94	35.76
Equity to Assets Ratio (Year End)	9.23	9.70	11.73	25.77
Risk-Based Capital to Risk-Weighted Assets	13.4	14.6	17.7	44.3
Tier I Capital to Risk-Weighted Assets	12.1	13.3	16.4	43.0
Tier I Capital (Leverage) to Adjusted Total Assets	9.4	9.64	12.6	28.2

At June 30, 2002, the Corporation and its banking subsidiary exceeded all regulatory required minimum capital ratios, and satisfied the requirements of the well capitalized category established by FIDCIA.

SHORT-TERM BORROWINGS

	Federal Funds Purchased	Securities Sold Under Agreements to Repurchase	Other Short-Term Borrowings	Total Short-Term Borrowings
6 Months Ended June 30, 2002				
Balance at June 30	$ 700,000	$ 185,439	$ 500,000	$ 1,385,439
Highest Balance at any Month-End	1,500,000	421,828	500,000	2,421,828
Average Balance for the Year	337,923	225,034	500,000	1,062,957
Weighted Average Interest Rate as of June 30	2.15%	2.40%	5.50%	3.39%
Weighted Average Interest Rate Paid for the Year	1.40%	2.50%	5.50%	3.56%
Year Ended December 31, 2001				
Balance at December 31	$ -0-	$ 258,205	$ 500,000	$ 758,205
Highest Balance at any Month-End	1,000,000	3,117,000	500,000	4,617,000
Average Balance for the Year	82,680	1,974,632	41,667	2,098,979
Weighted Average Interest Rate as of December 3	N/A	2.50%	5.50%	4.48%
Weighted Average Interest Rate Paid for the Year	6.75%	3.80%	5.50%	3.95%
Year Ended December 31, 2000				
Balance at December 31	$ 2,000,000	$ 2,132,696	$ -0-	$ 4,132,696
Highest Balance at any Month-End	2,000,000	2,132,696	-0-	4,132,696
Average Balance for the Year	1,083,720	669,935	-0-	1,753,655
Weighted Average Interest Rate as of December 3	6.75%	5.24%	N/A	5.97%
Weighted Average Interest Rate Paid for the Year	6.75%	4.88%	N/A	6.04%
Year Ended December 31, 1999				
Balance at December 31	$ -0-	$ 793,872	$ -0-	$ 793,872
Highest Balance at any Month-End	-0-	793,872	-0-	1,587,744
Average Balance for the Year	-0-	214,379	-0-	214,379
Weighted Average Interest Rate as of December 3	N/A	4.45%	N/A	4.45%
Weighted Average Interest Rate Paid for the Year	N/A	4.00%	N/A	4.00%

INTEREST RATE SENSITIVITY

Estimated Exposure by Percentage Change in Interest Earnings and Assets

	July 1, 2002 - June 30, 2003		January 1, 2002 - December 31, 2002	
	Rate Change (Basis Points)		Rate Change (Basis Points)	
	+200	-200	+200	-200
Interest Income	7.88 %	(8.25) %	9.04 %	(8.60) %
Interest Expense	25.55	(20.10)	20.71	(20.37)
Net Interest Income	(1.16)	(2.19)	(0.14)	0.65
Total Assets	(3.37)	3.44	(3.08)	3.08
Total Liabilities	(2.51)	3.15	(2.57)	2.98
Total Equity	(10.37)	5.74	(7.13)	3.81

SIGNATURES

The issuer has duly caused this Second Amendment to Form 1-A Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Marietta, State of Ohio, on August 26, 2002.

THIRD STREET BANCSHARES, INC.

By: James A. Meagle, Jr.
James A. Meagle, Jr., President

*CAROLYN A. EWART
Carolyn A. Ewart, Secretary
August 26, 2002

*DONN R. SCHAFER
Donn R. Schafer, Treasurer
August 26, 2002

*C. FRED HUNTER
C. Fred Hunter, Jr., Director
August 26, 2002

*RICHARD A. SPINDLER
Richard A. Spindler, Director
August 26, 2002

*ROBERT G. KELLY
Robert G. Kelly, Director
August 26, 2002

*DAN S. STEPHAN, JR.
Dan S. Stephan, Jr., Director
August 26, 2002

*JAMES A. MEAGLE, JR.
James R. Meagle, Jr., President & Director
August 26, 2002

*NEIL R. WYNN
Neil R. Wynn, Director
August 26, 2002

*The undersigned, by signing his name hereto, does hereby sign this Second Amendment to Form 1-A Offering Statement on behalf of the above-named officers and directors of the Issuer pursuant to a Power of Attorney executed on behalf of each of such officers and directors which has been previously filed with the Securities and Exchange Commission or, with respect to Donn R. Schafer, is being filed with this Second Amendment to Form 1-A Offering Statement.

James A. Meagle, Jr.
James A. Meagle, Jr., Attorney-in-Fact

PART III – EXHIBITS

ITEM 1. Index to Exhibits

The following is a list of exhibits filed with this Second Amendment to Form 1-A:

---

1 Filed previously.

2 Revised copy of previously filed document.

EXHIBIT NO. (1)(a)

FIRST AMENDMENT TO UNDERWRITING AGREEMENT

FIRST AMENDMENT TO UNDERWRITING AGREEMENT (the "Amendment"), dated as of August ____, 2002, by and between Third Street Bancshares, Inc., an Ohio corporation (the "Company"), and Community Banc Investments, Inc. (the "Representative").

WITNESSETH:

WHEREAS, the Company and the Representative have entered into a certain Underwriting Agreement, dated April 1, 2002 (the "Underwriting Agreement"); and

WHEREAS, the parties desire to amend certain provisions of the Underwriting Agreement as set forth below;

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants hereinafter set forth, the parties hereby agree as follows:

1. Section 4 of the Underwriting Agreement is deleted in its entirety and the following is substituted in lieu thereof:

> "4. Representative and any Underwriter will use its best efforts for a period of thirty (30) days after the date the Amendment is qualified by the SEC (the "Commencement Date") to sell the Shares. The initial period of thirty (30) days may be extended for additional thirty (30) day periods, not to exceed two (2) if so agreed in writing by the Representative and the Company. The Representative may terminate the offering period prior to the expiration of the initial period of thirty (30) days or any extension thereof, if the Underwriters have received subscription funds for deposit in an amount equal to $1,500,000. All subscription payments will be deposited in a separate, segregated escrow account with Park National Bank, Newark, Ohio, as escrow agent until the subscription payments form the sale of the Shares and the common stock being offered directly by the Company total not less than $500,010.00. Representative shall instruct subscriber to make all checks for the Shares payable to "Park National Bank." With each subscription payment deposited with the escrow agent, the Representative shall deliver to the escrow agent a written account of each sale setting forth the subscriber's name, address and

social security number, the number of shares subscribed for, the total amount paid for such shares and whether the payment received was in the form of a check, draft or money order. In addition, Representative shall obtain from each subscriber, two (2) copies of the form of Subscription Agreement filed with the Offering Statement, signed and dated by such subscriber. The Subscription Agreement for each subscriber shall be delivered to the Company at the time Representative deposits the payment from such subscriber with escrow agent."

2. Section 6 of the Underwriting Agreement is deleted in its entirety and the following is substituted in lieu thereof:

"6. The date for delivery of the Shares to the subscribers ("Delivery Date") will be within a reasonable time after the termination of the Escrow Period (as defined in that certain Escrow Agreement, dated March 11, 2002, by and between the Company and Park National Bank, as amended)."

3. Section 7 of the Underwriting Agreement is deleted in its entirety and the following is substituted in lieu thereof:

"7. If the proceeds received from the sale of Shares and the common stock sold directly by the Company are not less than $500,010.00, the Representative, as representative of the Underwriters, will be entitled to receive as compensation an aggregate commission of five percent (5%) of the aggregate purchase price paid by the public for all Shares sold by the Underwriters other than the Representative. For Shares sold directly by Representative, if the proceeds received from the sale of Shares and the common stock sold directly by the Company are not less than $500,010.00, the commission payable for such Shares sold by the Underwriter will be five percent (5%). The underwriting commission will be payable in legal tender of the United States of America to the Representative by Park National Bank as escrow agent, on behalf of the Company on the Delivery Date in respective amounts pursuant to instructions to the Company from the Representative. The Underwriters will neither deduct nor retain any commission from the proceeds of the sale of the Shares, but will receive commissions as herein provided in immediately available funds on the Delivery Date. Neither the Representative nor any of the Underwriters will be entitled to receive any commissions on sales of common stock of the Company made by the Company directly to persons residing in states other than Ohio (as may be permitted under the Offering Statement)."

4. Except as modified by this Amendment, the Underwriting Agreement shall remain in full force and effect.

5. Terms used herein and not defined herein shall have their meanings set forth in the Underwriting Agreement.

6. This Amendment may be executed in any number of counterparts and a signature transmitted by fax shall be treated as an original.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the day and year first above written.

REPRESENTATIVE:	COMPANY:
COMMUNITY BANK INVESTMENTS, INC.	THIRD STREET BANCSHARES, INC.
By: ____________________	By: ____________________
Greig A. McDonald	James A. Meagle, Jr.
President	President & CEO

G:\Third Street Bancshares, Inc. (1478)\2002 Offering (02)\Agreements, Etc\First Amendment to Underwriting Agreement.doc

EXHIBIT NO. (3)(b)(i)

:D STREET BANCSHARES, INC BOX 755 :IETTA, OH 45750 **BORROWER'S NAME AND ADDRESS** ncludes each borrower above, jointly and severally.	CITIZENS FIRST BANK 601 WASHINGTON STREET P.O. BOX 626 RAVENSWOOD, WV 26164 **LENDER'S NAME AND ADDRESS** "You" means the lender, its successors and assigns.	Line of Credit No. 018001719 Date 08-06-2002 Max. Credit Amt. 500,000.00 Loan Ref. No. 018001719

ıave extended to me a line of credit in the
UNT of FIVE HUNDRED THOUSAND AND NO/100 $ 500,000.00 .
vill make loans to me from time to time until 12:00 P.m. on 03-31-2003 . Although the line of credit es on that date, I will remain obligated to perform all my duties under this agreement so long as I owe you any money advanced according to the ; of this agreement, as evidenced by any note or notes I have signed promising to repay these amounts.
ıis line of credit is an agreement between you and me. It is not intended that any third party receive any benefit from this agreement, whether by t payment, reliance for future payment or in any other manner. This agreement is not a letter of credit.

:OUNT: This line of credit is:

[X] OBLIGATORY: You may not refuse to make a loan to me under this line of credit unless one of the following occurs:
a. I have borrowed the maximum amount available to me;
b. This line of credit has expired;
c. I have defaulted on the note (or notes) which show my indebtedness under this line of credit;
d. I have violated any term of this line of credit or any note or other agreement entered into in connection with this line of credit;

e. ______

[ ] DISCRETIONARY: You may refuse to make a loan to me under this line of credit once the aggregate outstanding advances equal or exceed ______ $ ______ .

:ct to the obligatory or discretionary limitations above, this line of credit is:

[X] OPEN-END (Business or Agricultural only): I may borrow up to the maximum amount of principal more than one time.

[ ] CLOSED-END: I may borrow up to the maximum only one time.

ROMISSORY NOTE: I will repay any advances made according to this line of credit agreement as set out in the promissory note, I signed on 08-06-2002, or any note(s) I sign at a later time which represent advances under this agreement. The note(s) set(s) out the terms relating to maturity, interest rate, repayment and advances. If indicated on the promissory note, the advances will be made as follows:
UPON CUSTOMER REQUEST AND OFFICER APPROVAL, PROVIDING ALL PAYMENTS AND REQUESTED INFORMATION ARE CURRENT

.ELATED DOCUMENTS: I have signed the following documents in connection with this line of credit and note(s) entered into in accordance with this line of credit:

[X] security agreement dated 08-06-2002
[ ] mortgage dated ______
[ ] guaranty dated ______
[X] STOCK ASSIGNMENT FOR 165 SHARES OF SETTLERS BANK STOCK, CERTIFI
[X] COLLATERAL RECEIPT FOR 165 SHARES OF SETTLERS BANK STOCK, CERTIF
[ ] ______

EMEDIES: If I am in default on the note(s) you may:
a. take any action as provided in the related documents;
b. without notice to me, terminate this line of credit.
By selecting any of these remedies you do not give up your right to later use any other remedy. By deciding not to use any remedy should I default, you do not waive your right to later consider the event a default, if it happens again.

:OSTS AND FEES: If you hire an attorney to enforce this agreement I will pay your reasonable attorney's fees, where permitted by law. I will also pay your court costs and costs of collection, where permitted by law.

:OVENANTS: For as long as this line of credit is in effect or I owe you money for advances made in accordance with the line of credit, I will do the following:
a. maintain books and records of my operations relating to the need for this line of credit;
b. permit you or any of your representatives to inspect and/or copy these records;
c. provide to you any documentation requested by you which support the reason for making any advance under this line of credit;
d. permit you to make any advance payable to the seller (or seller and me) of any items being purchased with that advance;

e. ______

:OTICES: All notices or other correspondence with me should be sent to my address stated above. The notice or correspondence shall be effective when deposited in the mail, first class, or delivered to me in person.

:ISCELLANEOUS: This line of credit may not be changed except by a written agreement signed by you and me. The law of the state in which you are located will govern this agreement. Any term of this agreement which is contrary to applicable law will not be effective, unless the law permits you and me to agree to such a variation.

: THE LENDER

: LOOKABAUGH
: PRESIDENT

SIGNATURES: I AGREE TO THE TERMS OF THIS LINE OF CREDIT. I HAVE RECEIVED A COPY ON TODAY'S DATE.

JAMES A. MEAGLE, JR., PRESIDENT & CEO

HIRD STREET BANCSHARES, INC . O. BOX 755 'ARIETTA, OH 45750 **BORROWER'S NAME AND ADDRESS** I" includes each borrower above, joint and severally.	CITIZENS FIRST BANK 601 WASHINGTON STREET P.O. BOX 626 RAVENSWOOD, WV 26164 **LENDER'S NAME AND ADDRESS** "You" means the lender, its successors and assigns.	Loan Number 018001719 Date 08-06-2002 Maturity Date 03-31-2003 Loan Amount $ 500,000.00 Renewal Of ______

or value received, I promise to pay to you, or your order, at your address listed above the **PRINCIPAL** sum of FIVE HUNDRED THOUSAND AND NO/100 ______ Dollars $ 500,000.00

] **Single Advance:** I will receive all of this principal sum on ______. No additional advances are contemplated under this note.

X] **Multiple Advance:** The principal sum shown above is the maximum amount of principal I can borrow under this note. On 08-06-2002 ______ I will receive the amount of $499,673.97 ______ and future principal advances are contemplated.

Conditions: The conditions for future advances are UPON CUSTOMER REQUEST AND OFFICER APPROVAL, PROVIDING ALL PAYMENTS AND REQUESTED INFORMATION ARE CURRENT

[X] **Open End Credit:** You and I agree that I may borrow up to the maximum amount of principal more than one time. This feature is subject to all other conditions and expires on 03-31-2003.

[ ] **Closed End Credit:** You and I agree that I may borrow up to the maximum only one time (and subject to all other conditions).

NTEREST: I agree to pay interest on the outstanding principal balance from 08-06-2002 at the rate of 5.500 % per year until 09-06-2002.

X] **Variable Rate:** This rate may then change as stated below.

[X] **Index Rate:** The future rate will be 3.000 PERCENT ABOVE the following index rate: THE MONTHLY AVERAGE YIELD OF THE SETTLERS BANK "FED FUND RATE". THE RESULT OF THIS CALCULATION WILL BE ROUNDED TO THE NEAREST 0.125

[ ] **No Index:** The future rate will not be subject to any internal or external index. It will be entirely in your control.

[X] **Frequency and Timing:** The rate on this note may change as often as EVERY MONTH BEGINNING 09-06-2002.

A change in the interest rate will take effect ON THE FIRST DAY OF THE FOLLOWING MONTH.

[ ] **Limitations:** During the term of this loan, the applicable annual interest rate will not be more than ______% or less than ______%. The rate may not change more than ______% each ______.

Effect of Variable Rate: A change in the interest rate will have the following effect on the payments:

[X] The amount of each scheduled payment will change. [X] The amount of the final payment will change.

[ ] ______.

ACCRUAL METHOD: Interest will be calculated on a ACTUAL/365 basis.

POST MATURITY RATE: I agree to pay interest on the unpaid balance of this note owing after maturity, and until paid in full, as stated below:

[X] on the same fixed or variable rate basis in effect before maturity (as indicated above).

[ ] at a rate equal to ______.

[X] **LATE CHARGE:** If a payment is made more than 10 days after it is due, I agree to pay a late charge of 5.000% OF THE LATE AMOUNT WITH A MIN OF $5.00 AND A MAX OF $100.00.

[ ] **ADDITIONAL CHARGES:** In addition to interest, I agree to pay the following charges which [ ] are [ ] are not included in the principal amount above: ______.

PAYMENTS: I agree to pay this note as follows:

QUARTERLY PAYMENTS OF ACCRUED INTEREST CALCULATED ON THE AMOUNT OF CREDIT OUTSTANDING BEGINNING ON 09-30-2002 AND PRINCIPAL DUE ON 03-31-2003.

ADDITIONAL TERMS:
SEE "LOAN AGREEMENT"

☒ **SECURITY:** This note is separately secured by (describe separate document by type and date):
SECURITY AGREEMENT AND STOCK ASSIGNMENT DATED 08-06-2002 IN THE NAME OF THIRD STREET BANCSHARES, INC.
(This section is for your internal use. Failure to list a separate security document does not mean the agreement will not secure this note.)

Signature for Lender

TOM LOOKABAUGH, PRESIDENT

PURPOSE: The purpose of this loan is LINE OF CREDIT

SIGNATURES: I AGREE TO THE TERMS OF THIS NOTE (INCLUDING THOSE ON PAGE 2). I have received a copy on today's date.

THIRD STREET BANCSHARES, INC

JAMES A. MEAGLE, JR., PRESIDENT & CEO

FINITIONS: As used on page 1, "☒" means the terms that apply to s loan. "I," "me" or "my" means each Borrower who signs this note d each other person or legal entity (including guarantors, endorsers, d sureties) who agrees to pay this note (together referred to as "us"). ou" or "your" means the Lender and its successors and assigns.

PLICABLE LAW: The law of the state in which you are located will vern this note. Any term of this note which is contrary to applicable v will not be effective, unless the law permits you and me to agree to ch a variation. If any provision of this agreement cannot be enforced cording to its terms, this fact will not affect the enforceability of the nainder of this agreement. No modification of this agreement may be de without your express written consent. Time is of the essence in s agreement.

.YMENTS: Each payment I make on this note will first reduce the iount I owe you for charges which are neither interest nor principal. e remainder of each payment will then reduce accrued unpaid interest, d then unpaid principal. If you and I agree to a different application of yments, we will describe our agreement on this note. I may prepay a rt of, or the entire balance of this loan without penalty, unless we ecify to the contrary on this note. Any partial prepayment will not cuse or reduce any later scheduled payment until this note is paid in full nless, when I make the prepayment, you and I agree in writing to the ntrary).

TEREST: Interest accrues on the principal remaining unpaid from time time, until paid in full. If I receive the principal in more than one lvance, each advance will start to earn interest only when I receive the ivance. The interest rate in effect on this note at any given time will ply to the entire principal advanced at that time. Notwithstanding ything to the contrary, I do not agree to pay and you do not intend to arge any rate of interest that is higher than the maximum rate of terest you could charge under applicable law for the extension of credit at is agreed to here (either before or after maturity). If any notice of terest accrual is sent and is in error, we mutually agree to correct it, d if you actually collect more interest than allowed by law and this reement, you agree to refund it to me.

DEX RATE: The index will serve only as a device for setting the rate on s note. You do not guarantee by selecting this index, or the margin, at the rate on this note will be the same rate you charge on any other ans or class of loans to me or other borrowers.

CCRUAL METHOD: The amount of interest that I will pay on this loan ill be calculated using the interest rate and accrual method stated on ge 1 of this note. For the purpose of interest calculation, the accrual ethod will determine the number of days in a "year." If no accrual ethod is stated, then you may use any reasonable accrual method for lculating interest.

OST MATURITY RATE: For purposes of deciding when the "Post aturity Rate" (shown on page 1) applies, the term "maturity" means the ate of the last scheduled payment indicated on page 1 of this note or e date you accelerate payment on the note, whichever is earlier.

INGLE ADVANCE LOANS: If this is a single advance loan, you and I pect that you will make only one advance of principal. However, you ay add other amounts to the principal if you make any payments scribed in the "PAYMENTS BY LENDER" paragraph below.

ULTIPLE ADVANCE LOANS: If this is a multiple advance loan, you and I pect that you will make more than one advance of principal. If this is osed end credit, repaying a part of the principal will not entitle me to dditional credit.

AYMENTS BY LENDER: If you are authorized to pay, on my behalf, harges I am obligated to pay (such as property insurance premiums), en you may treat those payments made by you as advances and add em to the unpaid principal under this note, or you may demand mediate payment of the charges.

ET-OFF: I agree that you may set off any amount due and payable under is note against any right I have to receive money from you.

"Right to receive money from you" means:

(1) any deposit account balance I have with you;

(2) any money owed to me on an item presented to you or in your possession for collection or exchange; and

(3) any repurchase agreement or other nondeposit obligation.

"Any amount due and payable under this note" means the total mount of which you are entitled to demand payment under the terms of is note at the time you set off. This total includes any balance the due ate for which you properly accelerate under this note.

If my right to receive money from you is also owned by someone who as not agreed to pay this note, your right of set-off will apply to my iterest in the obligation and to any other amounts I could withdraw on y sole request or endorsement. Your right of set-off does not apply to n account or other obligation where my rights are only as a epresentative. It also does not apply to any Individual Retirement ccount or other tax-deferred retirement account.

You will not be liable for the dishonor of any check when the dishonor ccurs because you set off this debt against any of my accounts. I agree o hold you harmless from any such claims arising as a result of your xercise of your right of set-off.

EAL ESTATE OR RESIDENCE SECURITY: If this note is secured by real state or a residence that is personal property, the existence of a default and your remedies for such a default will be determined by applicable law, by the terms of any separate instrument creating the security interest and, to the extent not prohibited by law and not contrary to the terms of the separate security instrument, by the "Default" and "Remedies" paragraphs herein.

DEFAULT: I will be in default if any one or more of the following occur: (1) I fail to make a payment on time or in the amount due; (2) I fail to keep the property insured, if required; (3) I fail to pay, or keep any promise, on any debt or agreement I have with you; (4) any other creditor of mine attempts to collect any debt I owe him through court proceedings; (5) I die, am declared incompetent, make an assignment for the benefit of creditors, or become insolvent (either because my liabilities exceed my assets or I am unable to pay my debts as they become due); (6) I make any written statement or provide any financial information that is untrue or inaccurate at the time it was provided; (7) I do or fail to do something which causes you to believe that you will have difficulty collecting the amount I owe you; (8) any collateral securing this note is used in a manner or for a purpose which threatens confiscation by a legal authority; (9) I change my name or assume an additional name without first notifying you before making such a change; (10) I fail to plant, cultivate and harvest crops in due season if I am a producer of crops; (11) any loan proceeds are used for a purpose that will contribute to excessive erosion of highly erodible land or to the conversion of wetlands to produce an agricultural commodity, as further explained in 7 C.F.R. Part 1940, Subpart G, Exhibit M.

REMEDIES: If I am in default on this note you have, but are not limited to, the following remedies:

(1) You may demand immediate payment of all I owe you under this note (principal, accrued unpaid interest and other accrued charges).

(2) You may set off this debt against any right I have to the payment of money from you, subject to the terms of the "Set-Off" paragraph herein.

(3) You may demand security, additional security, or additional parties to be obligated to pay this note as a condition for not using any other remedy.

(4) You may refuse to make advances to me or allow purchases on credit by me.

(5) You may use any remedy you have under state or federal law.

By selecting any one or more of these remedies you do not give up your right to later use any other remedy. By waiving your right to declare an event to be a default, you do not waive your right to later consider the event as a default if it continues or happens again.

COLLECTION COSTS AND ATTORNEY'S FEES: I agree to pay all costs of collection, replevin or any other or similar type of cost if I am in default. In addition, if you hire an attorney to collect this note, I also agree to pay any fee you incur with such attorney plus court costs (except where prohibited by law). To the extent permitted by the United States Bankruptcy Code, I also agree to pay the reasonable attorney's fees and costs you incur to collect this debt as awarded by any court exercising jurisdiction under the Bankruptcy Code.

WAIVER: I give up my rights to require you to do certain things. I will not require you to:

(1) demand payment of amounts due (presentment);

(2) obtain official certification of nonpayment (protest); or

(3) give notice that amounts due have not been paid (notice of dishonor).

I waive any defenses I have based on suretyship or impairment of collateral.

OBLIGATIONS INDEPENDENT: I understand that I must pay this note even if someone else has also agreed to pay it (by, for example, signing this form or a separate guarantee or endorsement). You may sue me alone, or anyone else who is obligated on this note, or any number of us together, to collect this note. You may do so without any notice that it has not been paid (notice of dishonor). You may without notice release any party to this agreement without releasing any other party. If you give up any of your rights, with or without notice, it will not affect my duty to pay this note. Any extension of new credit to any of us, or renewal of this note by all or less than all of us will not release me from my duty to pay it. (Of course, you are entitled to only one payment in full.) I agree that you may at your option extend this note or the debt represented by this note, or any portion of the note or debt, from time to time without limit or notice and for any term without affecting my liability for payment of the note. I will not assign my obligation under this agreement without your prior written approval.

CREDIT INFORMATION: I agree and authorize you to obtain credit information about me from time to time (for example, by requesting a credit report) and to report to others your credit experience with me (such as a credit reporting agency). I agree to provide you, upon request, any financial statement or information you may deem necessary. I warrant that the financial statements and information I provide to you are or will be accurate, correct and complete.

NOTICE: Unless otherwise required by law, any notice to me shall be given by delivering it or by mailing it by first class mail addressed to me at my last known address. My current address is on page 1. I agree to inform you in writing of any change in my address. I will give any notice to you by mailing it first class to your address stated on page 1 of this agreement, or to any other address that you have designated.

DATE OF TRANSACTION	PRINCIPAL ADVANCE	BORROWER'S INITIALS (not required)	PRINCIPAL PAYMENTS	PRINCIPAL BALANCE	INTEREST RATE	INTEREST PAYMENTS	INTEREST PAID THROUGH:
/ /	$		$	$	%	$	/ /
/ /	$		$	$	%	$	/ /
/ /	$		$	$	%	$	/ /
/ /	$		$	$	%	$	/ /
/ /	$		$	$	%	$	/ /
/ /	$		$	$	%	$	/ /
/ /	$		$	$	%	$	/ /
/ /	$		$	$	%	$	/ /
/ /	$		$	$	%	$	/ /
/ /	$		$	$	%	$	/ /
/ /	$		$	$	%	$	/ /

EXHIBIT NO. (4)

DRAFT

THIRD STREET BANCSHARES, INC.
P.O. Box 755
115 Third Street
Marietta, Ohio 45750

SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT with ______________________________ for _____ common shares of Third Street Bancshares, Inc., without par value, at a purchase price of $30.00 per share (aggregate purchase price: $________________) (minimum subscription of 200 shares for new shareholders and 30 shares for existing shareholders; maximum subscription of 26,000 shares for new shareholders and, for existing shareholders, the number of shares when added to such shareholder's current shares, would result in such shareholder owning a total of 26,000 shares).

Made as of the _____ day of ______________, 200__ by and between Third Street Bancshares, Inc., an Ohio corporation (the "Company"), and the Purchaser whose name appears above (the "Purchaser").

WITNESSETH:

WHEREAS, the Company is offering for sale up to 50,000 shares of its no par common stock (the "Shares") (such offering being referred to as the "Offering");

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1. **Purchase and Sale**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Shares set forth above at the price indicated.

2. **Method of Subscription**. The Purchaser is requested to complete, execute and deliver two copies of this Agreement to the Company, at P.O. Box 755, 115 Third Street, Marietta, Ohio 45750, or to the underwriter in the Offering, together with a check in the amount of the aggregate purchase price of the Shares subscribed, payable to the order of "Park National Bank" (the "Funds"). Once accepted by the Company, this Subscription Agreement will be irrevocable. The Company reserves the right, in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Shares.

3. **Escrow Account**. The Funds will be held in an escrow account with Park National Bank, 50 North Third Street, Newark, Ohio 43058-3500, until the Company has received and accepted subscriptions for ~~all~~ ~~33,334~~16,667 Shares as set forth in the Offering Statement of the Company, dated _________, 2002, as may be amended or supplemented (the "Offering Statement"). In the event the Offering is terminated for any reason without the sale of the minimum Shares, all monies received will be returned to the Purchaser in full as soon as practicable, with interest thereon, together with the executed Subscription Agreement, and the Purchaser will have no further obligation thereunder.

4. Closing.

(a) The Offering will terminate on February 15, 2003 ~~September 30, 2002~~ unless extended by the Company for an additional period or periods ending on or before ~~March 31,~~ August 15, 2003.

(b) The initial closing of the purchase and sale of the Shares (the "Initial Closing") will take place as soon as practicable after the Company shall have accepted subscriptions for at least ~~33,334~~16,667 Shares (the "Initial Closing Date"). As soon as practicable after the Initial Closing Date, the Company will deliver or mail to each Purchaser purchasing Shares at the Initial Closing (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased thereby, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. On the Initial Closing Date, the Funds deposited in payment for the Shares purchased will be released to the Company, together with any interest accrued thereon.

(c) Any subscription for Shares received prior to the Initial Closing and not accepted by the Company at the Initial Closing will be deemed to have been rejected. Funds submitted with any such subscription will be promptly returned (and in any event no later than 30 days after the Initial Closing Date), with interest, to the subscriber.

(d) Any subscription for Shares received after the Initial Closing will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or in part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Shares purchased will be released to the Company, together with any interest accrued thereon. If any such subscription is rejected by the Company, the Company will promptly return, with interest, the Funds submitted with such subscription to the subscriber.

5. Representations, Warranties and Covenants of the Purchaser.

(a) The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Shares subscribed.

(b) The Shares subscribed are being acquired for the Purchaser's own account and for the purpose of investment and not with a view to, or for sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any of such Shares.

(c) The Purchaser's overall commitment to investments which are not readily marketable is not disproportionate to his/her net worth, and his/her investment in the Shares subscribed will not cause such overall commitment to become excessive.

(d) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Shares subscribed.

(e) With respect to the legal and tax aspects of the investment, the Purchaser has relied solely upon the advice of the Purchaser's own legal and tax advisors.

(f) The Purchaser understands that no market is likely to exist for the Shares and the Purchaser does not anticipate the need to sell the Shares subscribed in the foreseeable future.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last page of this Agreement.

6. **Notices**. All notices, requests, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Shares, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to President, Third Street Bancshares, Inc., P.O. Box 755, 115 Third Street, Marietta, Ohio 45750, or to such other address as the Company may specify by written notice to the Purchasers, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of Unites States' mail, addressed and postage prepaid as aforesaid.

7. **Severability**. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

8. **Parties in Interest**. This Agreement shall be binding upon and inure to the benefit of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any right or benefit hereunder.

9. **Choice of Law**. This Agreement is made under the laws of the State of Ohio, and for all purposes shall be governed by and construed in accordance with the laws of that state, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

10. **Headings**. Section and paragraph headings used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

11. **Execution in Counterparts**. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

12. **Survival of Representations and Warranties**. The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Shares and payment therefor.

13. **Restrictions on Sale or Transfer**. The Purchaser realizes that the Shares are offered hereby pursuant to exemptions from registration provided by Section 3(b) of the Securities Act of 1933, as amended (the "Act"), and Regulation A of the Securities and Exchange Commission, and applicable state securities laws. The Purchaser hereby consents to the placing of a restrictive legend upon his/her Share certificate(s), stating that the securities represented by the certificate(s) have not been registered under the Act or any state securities laws, that the securities have been sold in reliance upon exemption from registration provided by Section 3(b) of the Act and Regulation A of the Securities and Exchange Commission, and that the securities may not be sold, transferred, pledged, hypothecated, exercised or otherwise conveyed unless in compliance with the registration provisions of the Act and state securities law or unless an exemption from federal and state registration is available.

______ Initials

THESE SECURITIES ARE NOT DEPOSITS. THESE SECURITIES ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY, AND ARE SUBJECT TO INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

______ Initials

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION NOR HAS THE FEDERAL DEPOSIT INSURANCE CORPORATION PASSED ON THE ADEQUACY OR ACCURACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

THIRD STREET BANCSHARES, INC.

By:______________________________
Title:

____
Signature of Purchaser

____
Print Name of Purchaser

Address: ________________________

____

Purchaser's State of Residence:________________

Social Security or Tax ID No.________________

Telephone Number (___) ___-__________

000158

EXHIBIT NO. (9)

SECOND AMENDMENT TO ESCROW AGREEMENT

SECOND AMENDMENT TO ESCROW AGREEMENT (the "Amendment"), dated as of August 26, 2002, by and between Third Street Bancshares, Inc., an Ohio corporation (the "Company"), and Park National Bank (the "Escrow Agent").

WITNESSETH:

WHEREAS, the Company and the Escrow Agent have entered into a certain Escrow Agreement, dated March 11, 2002, as amended by that certain Second Amendment to Escrow Agreement, dated as of May 10, 2002 (the "Escrow Agreement"); and

WHEREAS, the parties desire to further amend certain provisions of the Escrow Agreement as set forth below;

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants hereinafter set forth, the parties hereby agree as follows:

1. The second recital of the Escrow Agreement under the section entitled "WITNESSETH" is deleted in its entirety and the following is inserted in lieu thereof:

> "WHEREAS, until the sale of 16,667 shares in the Offering, the Company desires to place all proceeds from the sale of such shares of the Company in an escrow account established with the Escrow Agent;"

2. Section 4 of the Escrow Agreement, entitled "Escrow Period," is deleted in its entirety and the following is inserted in lieu thereof:

"4. Escrow Period. The escrow period (the "Escrow Period") shall begin with the commencement of the Offering and shall terminate upon the earlier to occur of the following dates:

A. The date upon which the Escrow Agent confirms that it has received in the Escrow Account gross proceeds of $500,010.00 in deposited funds (the "Required Minimum"); or

B. February 15, 2003, unless extended by the Company to a date no later than August 15, 2003.

During the Escrow Period, the Company is aware and understands that it is not entitled to any funds received into escrow and no amount deposited into the Escrow Account shall become the property of the Company, or any other entity, or be subject to the debts of the Company or any other entity."

3. Except as modified by this Amendment, the Escrow Agreement shall remain in full force and effect.

4. Terms used herein and not defined herein shall have their meanings set forth in the Escrow Agreement.

5. This Amendment may be executed in any number of counterparts and a signature transmitted by fax shall be treated as an original.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the day and year first above written.

ESCROW AGENT:

PARK NATIONAL BANK

By: ______________________
John S. Gard, Assistant
Vice-President

COMPANY:

THIRD STREET BANCSHARES, INC.

By: ______________________
James A. Meagle, Jr.
President & CEO

G:\Third Street Bancshares, Inc. (1478)\2002 Offering (02)\Agreements, Etc\First Amendment to Escrow Agreement (B.L. 8-19).doc

EXHIBIT NO. (10)(a)

HTM&I
Harman, Thompson, Mallory & Ice, A.C.
Certified Public Accountants

CONSENT

The undersigned, Harman, Thompson, Mallory & Ice, A.C., hereby consents to the use of the Third Street Bancshares, Inc. and Subsidiary Consolidated Financial Statements as of and for the years ending December 31, 2001 and December 31, 2000, including the notes thereto and our audit opinion on the above-referenced financial statements dated January 18, 2002, in connection with that certain amended Form 1-A Regulation A Offering Statement of Third Street Bancshares, Inc. filed with the Securities and Exchange Commission on or about August 28, 2002. We also consent to the use of the Third Street Bancshares, Inc. and Subsidiary Consolidated Financial Statements as of and for the six-month periods ending June 30, 2002 and June 30, 2001, including the notes thereto and our review opinion on these financial statements dated August 2, 2002 in connection with same Offering Statement.

Harman, Thompson, Mallory & Ice A.C.

Parkersburg, West Virginia
August 27, 2002

EXHIBIT NO. (15)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned, Donn R. Schafer, appoints James A. Meagle, Jr., as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in the name, place and stead of such person, in any and all capacities, to sign any or all amendments (including post-effective amendments) to that certain Second Amendment to Form 1-A Offering Statement, by Third Street Bancshares, Inc., to be filed with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney has been signed by the undersigned as of August 23, 2002.

Donn R. Schafer, Treasurer and
Chief Financial Officer
August 23, 2002